     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 21, 1999


                                                      REGISTRATION NO. 333-76867
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 3


                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           PERSISTENCE SOFTWARE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                               7372                              94-3138935
  (STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)             IDENTIFICATION NUMBER)

                     1720 SOUTH AMPHLETT BLVD., THIRD FLOOR
                          SAN MATEO, CALIFORNIA 94402
                                 (650) 372-3600
       (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
               CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                              CHRISTOPHER T. KEENE
                            CHIEF EXECUTIVE OFFICER
                           PERSISTENCE SOFTWARE, INC.
                     1720 SOUTH AMPHLETT BLVD., THIRD FLOOR
                          SAN MATEO, CALIFORNIA 94402
                                 (650) 372-3600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

                  MARK A. MEDEARIS                                        CURTIS L. MO
                    LAUREL FINCH                                          JUDY G. HAMEL
                   DANIEL W. BURKE                               BROBECK, PHLEGER & HARRISON LLP
                   KRISTEN A. LAMB                                    TWO EMBARCADERO PLACE
                  VENTURE LAW GROUP                                      2200 GENG ROAD
             A PROFESSIONAL CORPORATION                            PALO ALTO, CALIFORNIA 94303
                 2800 SAND HILL ROAD
            MENLO PARK, CALIFORNIA 94025

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED                PROPOSED
     TITLE OF EACH CLASS OF              AMOUNT TO           MAXIMUM OFFERING        MAXIMUM AGGREGATE           AMOUNT OF
   SECURITIES TO BE REGISTERED       BE REGISTERED(1)       PRICE PER SHARE(2)       OFFERING PRICE(2)       REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $0.001
  per share......................        3,450,000                $11.00                $37,950,000             $10,550(3)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Includes 450,000 shares of common stock issuable upon exercise of the underwriters' over-allotment option.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) and Rule 457(o) under the Securities Act.
(3) $11,509 was previously paid in connection with the registration statement filed April 23, 1999.
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This Registration Statement contains two prospectus cover pages and two Underwriting sections. The first cover page and Underwriting section will be used in connection with the offering in the United States and Canada. The second cover page and Underwriting section will be used in connection with the offering outside the United States and Canada. In all other respects, the prospectuses used for these two purposes will be identical.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED JUNE 21, 1999


                                3,000,000 SHARES

                                PERSISTENCE LOGO

                           PERSISTENCE SOFTWARE, INC.

                                  COMMON STOCK

     We are offering 3,000,000 shares of our common stock. This is our initial public offering, and no public market currently exists for our shares. We have applied to have the shares we are offering approved for quotation on the Nasdaq National Market under the symbol "PRSW." We anticipate that the initial public offering price will be between $9.00 and $11.00 per share.

                           -------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                           -------------------------

                                                              PER SHARE       TOTAL
                                                              ---------    ------------
Public offering price.......................................  $            $
Underwriting discounts and commissions......................  $            $
Proceeds to Persistence.....................................  $            $

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We have granted the underwriters a 30-day option to purchase up to an additional 450,000 shares of our common stock to cover over-allotments. BancBoston Robertson Stephens Inc. expects to deliver the shares of common stock
to purchasers on              , 1999.

                           -------------------------

BANCBOSTON ROBERTSON STEPHENS
                           U.S. BANCORP PIPER JAFFRAY
                                                      SOUNDVIEW TECHNOLOGY GROUP

              The date of this prospectus is                , 1999

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED JUNE 21, 1999


                                3,000,000 SHARES

                                PERSISTENCE LOGO

                           PERSISTENCE SOFTWARE, INC.

                                  COMMON STOCK

     We are offering 3,000,000 shares of our common stock. This is our initial public offering, and no public market currently exists for our shares. We have applied to have the shares we are offering approved for quotation on the Nasdaq National Market under the symbol "PRSW." We anticipate that the initial public offering price will be between $9.00 and $11.00 per share.

                           -------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                           -------------------------

                                                              PER SHARE       TOTAL
                                                              ---------    ------------
Public offering price.......................................  $            $
Underwriting discounts and commissions......................  $            $
Proceeds to Persistence.....................................  $            $

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We have granted the underwriters a 30-day option to purchase up to an additional 450,000 shares of our common stock to cover over-allotments. BancBoston Robertson Stephens Inc. expects to deliver the shares of common stock
to purchasers on              , 1999.

                           -------------------------

BANCBOSTON ROBERTSON STEPHENS INTERNATIONAL LIMITED
                           U.S. BANCORP PIPER JAFFRAY
                                                      SOUNDVIEW TECHNOLOGY GROUP

              The date of this prospectus is                , 1999

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE COMMON STOCK. IN THIS PROSPECTUS, REFERENCES TO THE "COMPANY," "PERSISTENCE," "WE," "US," AND "OUR" REFER TO PERSISTENCE SOFTWARE, INC., AND OUR SUBSIDIARY.
                           -------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
Prospectus Summary..........................................      1
Risk Factors................................................      4
Special Note Regarding Forward-Looking Statements...........     17
Use of Proceeds.............................................     18
Dividend Policy.............................................     18
Capitalization..............................................     19
Dilution....................................................     20
Selected Consolidated Financial Data........................     21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     22
Business....................................................     34
Management..................................................     47
Certain Transactions........................................     58
Principal Stockholders......................................     61
Description of Capital Stock................................     63
Shares Eligible for Future Sale.............................     66
Underwriting................................................     68
Legal Matters...............................................     70
Experts.....................................................     70
Where You Can Find More Information.........................     70
Index to Consolidated Financial Statements..................    F-1

                           -------------------------

     We own or have rights to trademarks or trade names that we use in conjunction with the sale of our products and services. "Persistence," as well as the logo for "Live Object Cache," are registered trademarks owned by us. We have registrations pending for the use of our logo with "Persistence," as well as "PowerTier." "PowerSync" and "Command Center" are also trademarks of ours. This prospectus also makes reference to trademarks and trade names of other companies that belong to them.

                               PROSPECTUS SUMMARY

     Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus, especially "Risk Factors" and the consolidated financial statements and notes, before deciding to invest in shares of our common stock.

                           PERSISTENCE SOFTWARE, INC.

     Persistence is a leading provider of transactional application servers -- software which processes transactions between users and back-end computer systems for electronic commerce systems. By caching data, or moving information stored in back-end computer systems closer to users, our software dramatically reduces network traffic, resulting in both better network performance and faster transaction processing. Our PowerTier family of transactional application servers offers the speed and reliability to enable the next generation of sophisticated, high-volume electronic commerce applications.

     As the Internet has evolved into a global communications medium, companies in many industries have begun to extend their business over the Internet to conduct transactions with customers, suppliers and partners. While creating new business opportunities, the growth of electronic commerce has also created tremendous technological challenges. In particular, this growth has placed stress on the underlying application server infrastructure which processes these electronic commerce transactions. The first generation of application servers was typically designed to handle simple information publishing, not to accommodate the high transaction volumes and performance requirements that characterize electronic commerce today. Even casual users of the Internet are familiar with the effects of these infrastructure limitations, such as slow response times and system failures.

     Our PowerTier transactional application servers are specifically designed to meet the needs of the next generation of high-volume electronic commerce applications. Our products, PowerTier for EJB and PowerTier for C++, use our patented caching technology to move data stored in back-end computer systems closer to users. This cached data may then be accessed simultaneously from the transactional application server by multiple users, saving each user from having to access the back-end system for that information. We believe our PowerTier application servers are orders of magnitude faster than traditional application servers, which do not use caching technology. In addition, PowerTier is one of the few application servers that implements Sun Microsystems' full Enterprise JavaBeans standard to enable businesses to deploy sophisticated Java applications, which readily scale, or accommodate rapidly increasing numbers of users.

     Our PowerTier products offer customers launching sophisticated electronic commerce applications the following benefits:

     - real-time response times for up to thousands of concurrent users and transactions;

     - reliability to prevent system crashes and downtime;

     - the ability to scale to accommodate a growing number of users;

     - dramatic reductions in customers' time-to-market for building and deploying electronic commerce applications;

     - the ability to extend transaction processing across organizational boundaries; and

     - support of open Internet standards.

     Our strategy is to provide the leading software platform for the deployment of high performance electronic commerce applications. Key elements of our strategy include:

     - capturing additional market share in the emerging business-to-business electronic commerce market;

     - extending our technology leadership in standards-based platforms for the next generation of electronic commerce;

     - expanding our product platform to offer complementary solutions;

     - increasing our partnerships with systems integrators;

     - leveraging our existing base of customers; and

     - strengthening our international presence.

     Our customers use PowerTier as the platform for a broad range of electronic commerce applications, from real-time electronic trading and supply chain management to Internet network management, application outsourcing and customer relationship management. We believe our PowerTier products are particularly well-suited for business-to-business electronic commerce applications requiring communications among many computer systems in multi-party, multi-step transactions. Our major customers include AT&T, Boeing, Cisco, FedEx, IBM, Instinet, Lucent, Morgan Stanley Dean Witter, Norwest, Perkin-Elmer and SuperValu.

     We market and sell our products primarily through a direct sales force in the United States, United Kingdom and Germany, as well as through distributors.

     We were incorporated in May 1991 as Fulcrum Innovations, Inc. and subsequently changed our name to Persistence Software, Inc. Our principal executive offices are located at 1720 South Amphlett Blvd., Third Floor, San Mateo, California 94402. Our telephone number at that location is (650) 372-3600. Information contained on our website at http://www.persistence.com does not constitute part of this prospectus.

                                  THE OFFERING

Common stock offered...............     3,000,000 shares

Common stock to be outstanding
after the offering.................    18,447,941 shares

Use of proceeds....................    Working capital and general corporate
                                       purposes, funding product development and expanding our sales and marketing organization.

Proposed Nasdaq National Market
symbol.............................    PRSW

     This table is based on shares outstanding as of March 31, 1999 and excludes shares that may be issued on exercise of the following options and warrants:

     - 1,388,036 shares subject to outstanding options at a weighted average exercise price of $0.64;

     - 80,556 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $0.90 per share; and

     - an aggregate of 4,495,033 shares available for future issuance under our stock plans.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                            THREE MONTHS ENDED
                                               YEARS ENDED DECEMBER 31,          MARCH 31,
                                              ---------------------------   -------------------
                                               1996      1997      1998      1998       1999
                                              -------   -------   -------   -------   ---------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues:
  License...................................  $ 2,603   $ 3,546   $ 7,478   $ 1,004    $ 2,116
  Service...................................    1,171     1,867     2,682       706        747
                                              -------   -------   -------   -------    -------
          Total revenues....................  $ 3,774   $ 5,413   $10,160   $ 1,710    $ 2,863
                                              -------   -------   -------   -------    -------
Loss from operations........................   (3,345)   (4,686)   (4,090)   (1,708)    (1,963)
Net loss....................................   (3,311)   (4,674)   (4,089)   (1,704)    (1,915)
Basic and diluted net loss per share........  $ (0.54)  $ (0.73)  $ (0.59)  $ (0.25)   $ (0.27)
                                              =======   =======   =======   =======    =======
Shares used in basic and diluted net loss
  per share calculation.....................    6,135     6,366     6,879     6,733      7,044
                                              =======   =======   =======   =======    =======
Pro forma basic and diluted net loss per
  share.....................................                      $ (0.31)             $ (0.13)
                                                                  =======              =======
Shares used in pro forma basic and diluted
  net loss per share calculation............                       13,183               14,320
                                                                  =======              =======

                                                                 MARCH 31, 1999
                                                      -------------------------------------
                                                                                 PRO FORMA
                                                       ACTUAL      PRO FORMA    AS ADJUSTED
                                                      ---------    ---------    -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...........................   $ 7,386      $ 7,386       $34,386
Working capital.....................................     6,285        6,285        33,285
Total assets........................................    10,455       10,455        37,455
Long-term obligations...............................       683          683           683
Total stockholders' equity..........................     6,309        6,309        33,309

-------------------------

     See notes 1 and 6 of notes to consolidated financial statements for an explanation of the method used to determine the number of shares used to compute the net loss per share and pro forma net loss per share amounts.

     The pro forma column in the consolidated balance sheet data reflects the automatic conversion of each outstanding share of preferred stock into one share of common stock immediately before the completion of the offering.

     The pro forma as adjusted numbers in the table above are adjusted to give effect to receipt of the net proceeds from the sale of shares of common stock offered by us at an assumed offering price of $10.00 per share after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

     Except as otherwise indicated, all information in this prospectus is based on the following assumptions: (a) the conversion of each outstanding share of preferred stock into one share of common stock immediately before the completion of this offering, (b) no exercise of the underwriters' overallotment option, (c) our reincorporation in Delaware before the effectiveness of this offering and
(d) the filing of our amended and restated certificate of incorporation upon completion of this offering.

                                  RISK FACTORS

     You should carefully consider the following risks in addition to the remainder of this prospectus before purchasing our common stock. The risks and uncertainties described below are intended to be the ones that are specific to our company and are not the only ones that we face. Additional risks and uncertainties that generally apply to businesses in our industry or to companies that are going public may also impair our business.

WE HAVE A LIMITED OPERATING HISTORY IN THE APPLICATION SERVER MARKET.

     Because we only commenced selling application servers in 1997, we have a limited operating history in the application server market. You should consider our prospectus in light of the risks, expenses and difficulties frequently encountered by companies in early stages of development, particularly companies in the rapidly changing software industry. These risks include:

     - our substantial dependence for revenue from our PowerTier for C++ product, which was first introduced in 1997 and has achieved only limited market acceptance;

     - our need to successfully sell our PowerTier for EJB product, which was first introduced in 1998 and has achieved only limited market acceptance;

     - our need to expand our distribution capability through both a direct sales organization and third party distributors and systems integrators;

     - our unproven ability to anticipate and respond to technological and competitive developments in the rapidly changing market for application servers;

     - our unproven ability to compete in a highly competitive market;

     - uncertainty as to the growth rate in the electronic commerce market and, in particular, the business-to-business electronic commerce market;

     - our dependence on Enterprise JavaBeans, commonly known as EJB, becoming a widely accepted standard in the transactional application server market; and

     - our dependence upon key personnel.

BECAUSE WE HAVE A HISTORY OF LOSSES AND NEGATIVE CASH FLOW, WE MAY NEVER BECOME OR REMAIN PROFITABLE.

     Our revenues may not continue to grow and we may not be able to achieve or maintain profitability in the future. We have incurred net losses each year since 1996. In particular, we incurred losses of $3.3 million in 1996, $4.7 million in 1997, $4.1 million in 1998 and $1.9 million in the three months ended March 31, 1999. As of March 31, 1999, we had an accumulated deficit of approximately $14.7 million. In addition, while we are unable to predict accurately our future operating expenses, we currently expect these expenses to increase substantially, as we expand our product development and sales and marketing efforts and assume the increased administrative duties associated with our public company status. Thus, we will need to increase our revenues to become profitable. Because our product market is new and evolving, we cannot accurately predict either the future growth rate, if any, or the ultimate size of the market for our products.

WE HAVE FINANCED OUR BUSINESS THROUGH THE SALE OF STOCK AND NOT THROUGH CASH GENERATED BY OUR OPERATIONS.

     Since inception, we have generally had negative cash flow from operations. To date, we have financed our business primarily through private sales of preferred stock and not through cash generated by our operations. We expect to continue to have negative cash flow from operations for the next several quarters.

     We may need to raise additional capital in the future.

     Although we believe that the net proceeds from this offering, together with our current cash balances, will be sufficient to meet our anticipated operating cash needs for the next 18 months, we may need to raise additional funds prior to that time. We face several risks in connection with this possible need to raise additional capital:

     - the issuance of additional securities could result in:

      - debt securities with rights senior to the common stock;

      - dilution to existing stockholders as a result of issuing additional equity or convertible debt securities;

      - debt securities with restrictive covenants that could restrict our ability to run our business as desired; or

      - securities issued on disadvantageous financial terms.

     - the failure to procure needed funding could result in:

      - a reduction in scope in our planned product development or marketing efforts; or

      - an inability to respond to competitive pressures or take advantage of market opportunities, which could adversely affect our ability to achieve profitability or positive cash flow.

THE UNPREDICTABILITY OF OUR QUARTERLY RESULTS MAY ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.

     Our operating results have fluctuated significantly in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. In particular, the fourth quarter of each year has in the past tended to account for the greatest percentage of total revenues for the year, and we have often experienced an absolute decline in revenues from the fourth quarter to the first quarter of the next year. If our future quarterly operating results are below the expectations of securities analysts or investors, the price of our common stock would likely decline. The factors that may cause fluctuations of our operating results include the following:

     - our ability to close relatively large sales on schedule;

     - delays or deferrals of customer orders or deployments;

     - delays in shipment of scheduled software releases;

     - demand for and market acceptance of our PowerTier for C++ and PowerTier for EJB products;

     - the possible loss of sales people;

     - introduction of new products or services by us or our competitors;

     - annual or quarterly budget cycles of our customers;

     - the level of product and price competition in the application server market;

     - our lengthy sales cycle;

     - our success in expanding our direct sales force and indirect distribution channels;

     - the mix of direct sales versus indirect distribution channel sales;

     - the mix of products and services licensed or sold;

     - the mix of domestic and international sales; and

     - our success in penetrating international markets and general economic conditions in these markets.

     We typically receive a substantial portion of our orders in the last two weeks of each fiscal quarter because our customers often delay purchases of our products to the end of the quarter to gain price concessions. Because a substantial portion of our costs are relatively fixed and based on anticipated revenues, a failure to book an expected order in a given quarter would not be offset by a corresponding reduction in costs and could adversely affect our operating results.

OUR SALES CYCLE IS LONG, UNPREDICTABLE AND SUBJECT TO SEASONAL FLUCTUATIONS, SO IT IS DIFFICULT TO FORECAST OUR REVENUES.

     Any delay in sales of our products or services could cause our quarterly revenues and operating results to fluctuate. The typical sales cycle of our products is long and unpredictable and requires both a significant capital investment decision by our customers and our education of potential customers regarding the use and benefits of our products. Our sales cycle is generally between three and nine months. A successful sales cycle typically includes presentations to both business and technical decision makers, as well as a limited pilot program to establish technical fit. Our products typically are purchased as part of a significant enhancement to a customer's information technology system. The implementation of our products involves a significant commitment of resources by prospective customers. Accordingly, a purchase decision for a potential customer typically requires the approval of several senior decision makers. Our sales cycle is affected by the business conditions of each prospective customer. Due to the relative importance of many of our product sales, a lost or delayed sale could adversely affect our quarterly operating results. Our sales cycle is affected by seasonal fluctuations as a result of our customers' fiscal year budgeting cycles and slow summer purchasing patterns in Europe. Also, our revenues are typically higher in the fourth quarter than in other quarters of the year.

WE DEPEND ON A RELATIVELY SMALL NUMBER OF SIGNIFICANT CUSTOMERS, AND THE LOSS OF ONE OR MORE OF THESE CUSTOMERS COULD RESULT IN A DECREASE IN OUR REVENUES.

     Historically, we have received a substantial portion of our revenues from product sales to a limited number of customers. In 1998, sales of products and services to Cisco accounted for 14% of our total revenues, sales of products and services to Instinet accounted for 17% of our total revenues, and sales of products and services to our top five customers accounted for 55% of total revenues. In 1997, sales of products and services to Lucent accounted for 11% of our total revenues, and sales of products and services to our top five customers accounted for 15% of our total revenues. In addition, the identity of our top five customers has changed from year to year. If we lose a significant customer, or fail to increase product sales to an existing customer as planned, we may not be able to replace the lost revenues with sales to other customers. In addition, because our marketing strategy is to concentrate on selling products to industry leaders, any loss of a customer could harm our reputation within the industry and make it harder for us to sell our products to other companies in that industry. The loss of, or a reduction in sales to, one or more significant customers would likely result in a decrease in our revenues.

WE DEPEND ON THE JAVA PROGRAMMING LANGUAGE, THE ENTERPRISE JAVABEANS STANDARD AND THE EMERGING MARKET FOR DISTRIBUTED OBJECT COMPUTING, AND IF THESE TECHNOLOGIES FAIL TO GAIN ACCEPTANCE, OUR BUSINESS COULD SUFFER.

     We are focusing significant marketing efforts on our PowerTier for EJB application server, which is based on three relatively new technologies, none of which have been widely adopted by companies. These three technologies are a distributed object computing architecture, Sun Microsystems' Java programming language and Enterprise JavaBeans, or EJB. Distributed object computing combines the use of software modules, or objects, communicating across a computer network to software applications, such as our PowerTier application server. EJB is the Java programming standard for use in an application server. In 1998, we launched our PowerTier for EJB product, which is a transactional application server that uses Java and conforms to the EJB standard. Sun Microsystems released the EJB standard in 1998, and thus far EJB has had limited market acceptance. We expect a substantial portion of our future revenues will come from sales of products based on the EJB standard. Thus, our success depends significantly upon broad market acceptance of distributed object computing in general, and Java application servers in particular. If EJB does not become a widespread programming standard for application servers, our revenues and business could suffer.

IF WE DO NOT DELIVER PRODUCTS THAT MEET RAPIDLY CHANGING TECHNOLOGY STANDARDS AND CUSTOMER DEMANDS, WE WILL LOSE MARKET SHARE TO OUR COMPETITORS.

     The market for our products and services is characterized by rapid technological change, dynamic customer demands and frequent new product introductions and enhancements. Customer requirements for products can change rapidly as a result of innovation in software applications and hardware configurations and the emergence or adoption of new industry standards, including Internet technology standards. We need to increase our research and development investment to maintain our technological leadership. Our future success depends on our ability to continue to enhance our current products and to continue to develop and introduce new products that keep pace with competitive product introductions and technological developments. For example, as Sun Microsystems introduces new EJB specifications, we will need to introduce new versions of PowerTier for EJB designed to support these new specifications to remain competitive. If we do not bring enhancements and new versions of our products to market in a timely manner, our market share and revenues could decrease and our reputation could suffer. If we fail to anticipate or respond adequately to changes in technology and customer needs, or if there are any significant delays in product development or introduction, our revenues and business could suffer.

BECAUSE OUR DIRECT SALES TEAM IS CURRENTLY OUR MOST CRITICAL SALES CHANNEL, ANY FAILURE TO BUILD AND TRAIN THIS TEAM MAY RESULT IN LOWER REVENUES.

     We must expand our direct sales team to generate increased revenue. In 1998, we hired several new salespeople, replacing most of our preexisting sales force. In order to meet our future sales goals, we will need to hire many more salespeople within the next two years for both our domestic and international sales efforts. In the past, newly hired employees have required training and approximately six to nine months experience to achieve full productivity. Because our entire sales team is relatively new, we cannot be certain that they will meet our sales goals. In addition, our recently hired employees may not become productive, and we may not be able to hire enough qualified individuals in the future.

BECAUSE OUR FUTURE REVENUE GOALS ARE BASED ON OUR DEVELOPMENT OF A STRONG SALES CHANNEL THROUGH SYSTEMS INTEGRATORS AND OTHER THIRD PARTIES, ANY FAILURE TO DEVELOP THIS CHANNEL MAY RESULT IN LOWER REVENUES.

     To date, we have sold our products primarily through our direct sales force, but our ability to achieve significant revenue growth in the future will depend in large part on our success in establishing and leveraging relationships with systems integrators and other third parties. It may be difficult for us to establish these relationships, and, even if we establish these relationships, we will then depend on the systems integrators' and other third parties' sales efforts. In addition, because these relationships are nonexclusive, systems integrators may choose to use application servers or other alternative solutions offered by our competitors, and not our products. If we fail to successfully build our third-party distribution channels or if our systems integrator and other third party partners do not perform as expected, our business could be harmed.

BECAUSE OUR PRODUCTS ARE OFTEN INCORPORATED INTO ENTERPRISE-WIDE SYSTEM DEPLOYMENTS, ANY DELAYS IN THESE PROJECTS MAY RESULT IN LOWER REVENUES.

     Because our products are often incorporated into multi-million dollar enterprise projects, we depend on the successful and timely completion of these enormous projects to fully deploy our products and achieve our revenue goals. These enterprise projects often take many years to complete and can be delayed by a variety of factors, including general or industry-specific economic downturns, our customers' budget constraints, year 2000 problems or other customer-specific delays, problems with other system components or delays caused by the systems integrators who may be managing the system deployment. If our customers cannot successfully implement large-scale deployments, or they determine for any reason that our products cannot accommodate large-scale deployments or that our products are not appropriate for widespread use, our business could suffer. In addition, if a systems integrator fails to complete a project utilizing our product for a customer in a timely manner, our revenues or business reputation could suffer.

BECAUSE WE COMPETE WITH SUN MICROSYSTEMS, WHO CONTROLS THE EJB APPLICATION SERVER STANDARD, WE FACE THE RISK THAT THEY MAY DEVELOP THIS STANDARD TO FAVOR THEIR OWN PRODUCTS.

     Our success depends on achieving widespread market acceptance of our PowerTier for EJB application server. Because Sun Microsystems controls the EJB standard, we need to maintain a good working relationship with Sun Microsystems to develop future versions of PowerTier for EJB, as well as additional products using EJB, that will gain market acceptance. In March 1998, we entered into a license agreement with Sun Microsystems, pursuant to which we granted Sun Microsystems rights to manufacture and sell, by itself and not jointly with others, products under a number of our patents and Sun Microsystems granted us rights to manufacture and sell, by ourselves and not jointly with others, products under a number of Sun Microsystems' patents. As a result, Sun Microsystems may develop and sell some competing products that would, in the absence of this license agreement, infringe our patents. Because Sun Microsystems controls the EJB standard, it could develop the EJB standard in a more proprietary way to favor a product offered by one of its subsidiaries, NetDynamics or KIVA Software, or a third party, which could make it much harder for us to compete in the EJB application server market.

MICROSOFT HAS ESTABLISHED A COMPETING APPLICATION SERVER STANDARD, WHICH COULD DIMINISH THE MARKET POTENTIAL FOR OUR PRODUCTS IF IT GAINS WIDESPREAD ACCEPTANCE.

     Microsoft has established a competing standard for distributed computing, COM, which includes an application server product. If this standard gains widespread market acceptance over the EJB or CORBA standards, on which our products are based, our business would suffer. Because of Microsoft's resources and commanding position with respect to other markets and technologies, Microsoft's entry into the application server market may cause our potential customers to delay purchasing decisions. We expect that Microsoft's presence in the application server market will increase competitive pressure in this market.

WE FACE SIGNIFICANT COMPETITION FROM COMPANIES WITH GREATER RESOURCES THAN WE HAVE AND MAY FACE ADDITIONAL COMPETITION IN THE FUTURE.

     The market for our products is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. We believe that the principal competitive factors in our market are:

     - performance, including scalability, integrity and availability;

     - ability to provide a complete software platform;

     - flexibility;

     - use of standards-based technology;

     - ease of integration with customers' existing enterprise systems;

     - quality of support and service;

     - security;

     - company reputation; and

     - price.

     Our competitors include both publicly and privately-held enterprises, including BEA Systems (WebLogic), Gemstone Systems, IBM (WebSphere), Inprise, Iona Technologies, Oracle (OAS) and Sun Microsystems (NetDynamics). Many customers may not be willing to purchase our PowerTier platform because they have already invested heavily in databases and other enterprise software components offered by these competing companies. Many of these competitors have preexisting customer relationships, longer operating histories, greater financial, technical, marketing and other resources, greater name recognition and larger installed bases of customers than we do. Moreover, there are other very large and established companies, including Microsoft and Netscape, who offer alternative solutions and are thus indirect competitors. Further, dozens of companies have announced their intention to support EJB and may compete against us in the future. These competitors and potential competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than we can. In addition, in the PowerTier for C++ market, many potential customers build their own custom application servers, so we effectively compete against our potential customers' internal information technology departments.

IF THE MARKET FOR BUSINESS-TO-BUSINESS ELECTRONIC COMMERCE OVER THE INTERNET DOES NOT DEVELOP AS WE CURRENTLY ENVISION, OUR BUSINESS MODEL COULD FAIL AND OUR REVENUES COULD DECLINE.

     Our performance and future success will depend on the growth and widespread adoption of the market for business-to-business electronic commerce over the Internet. If business-to-business electronic commerce does not develop in the manner currently envisioned, our business could be materially and adversely affected. Moreover, critical issues concerning the commercial use of the Internet, including security, cost, accessibility and quality of network service, remain unresolved and may negatively affect the growth of the Internet as a platform for conducting business-to-business electronic commerce. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased activity or due to increased government regulation and taxation of Internet commerce.

OUR FAILURE TO MANAGE GROWTH COULD IMPAIR OUR BUSINESS.

     Achieving our planned revenue growth and other financial objectives will place significant demands on our management and other resources. We anticipate increasing our headcount significantly over the next two years. Our ability to manage this growth effectively will require us to continue to develop and improve our operational, financial and other internal systems and controls, as well as our business development capabilities, and to train, motivate and manage our employees. If we are unable to manage our growth effectively, we may not be able to retain key personnel and the quality of our services and products may suffer.

OUR BUSINESS COULD SUFFER IF WE CANNOT ATTRACT AND RETAIN THE SERVICES OF KEY EMPLOYEES.

     Our future success depends on the ability of our management to operate effectively, both individually and as a group. We are substantially dependent upon the continued service of our existing executive personnel, especially Christopher T. Keene, our Chief Executive Officer and Chairman of the Board. We do not have a key person life insurance policy covering Mr. Keene or any other officer or key employee. Our success will depend in large part upon our ability to attract and retain highly-skilled employees, particularly sales personnel and software engineers. There is significant competition for skilled employees, especially for people who have experience in both the software and Internet industries. If we are not successful in attracting and retaining these skilled employees, our sales and product development efforts would suffer. In addition, if one or more of our key employees resigns to join a competitor or to form a competing company, the loss of that employee and any resulting loss of existing or potential customers to a competitor could harm our business. If we lose any key personnel, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees.

OUR SOFTWARE PRODUCTS MAY CONTAIN DEFECTS OR ERRORS, AND SHIPMENTS OF OUR SOFTWARE MAY BE DELAYED.

     Complex software products often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Our products have in the past contained and may in the future contain errors and defects, which may be serious or difficult to correct and which may cause delays in subsequent product releases. Delays in shipment of scheduled software releases or serious defects or errors could result in lost revenues or a delay in market acceptance, which could have a material adverse effect on our revenues and reputation.

WE MAY BE SUED BY OUR CUSTOMERS FOR PRODUCT LIABILITY CLAIMS AS A RESULT OF FAILURES IN THEIR CRITICAL BUSINESS SYSTEMS.

     Because our customers use our products for important business applications, errors, defects or other performance problems could result in financial or other damages to our customers. They could pursue claims for damages, which, if successful, could result in our having to make substantial payments. Although our purchase agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. A product liability claim brought against us, even if meritless, would likely be time consuming and costly for us to litigate or settle.

A SIGNIFICANT PORTION OF OUR REVENUES IS DERIVED FROM INTERNATIONAL SALES, WHICH COULD DECLINE AS A RESULT OF LEGAL, BUSINESS AND ECONOMIC RISKS SPECIFIC TO INTERNATIONAL OPERATIONS.

     Our future success will depend, in part, on our successful development of international markets for our products. Approximately 29% of our revenues came from sales of products and services outside the United States in the year ended December 31, 1998. Approximately 22% of our revenues came from sales of products and services outside the United States during the three months ended March 31, 1999. We expect international revenues to continue to represent a significant portion of our total revenues. To date, almost all of our international revenues have resulted from our direct sales efforts. In international markets, however, we expect that we will depend more heavily on third party distributors to sell our products in the future. The success of our international strategy will depend on our ability to develop and maintain productive relationships with these third parties. The failure to develop key international markets for our products could cause a reduction in our revenues. Additional risks related to our international expansion and operation include:

     - difficulties of staffing and managing foreign operations;

     - our dependence on the sales efforts of our third party distributors;

     - longer payment cycles typically associated with international sales;

     - tariffs and other trade barriers;

     - failure to comply with a wide variety of complex foreign laws and changing regulations;

     - exposure to political instability and economic downturns;

     - failure to localize our products for foreign markets;

     - restrictions on the export of technologies;

     - potentially adverse tax consequences;

     - reduced protection of intellectual property rights in some countries; and

     - currency fluctuations.

     We sell products outside the United States in U.S. dollars. We do not currently engage in any hedging transactions to reduce our exposure to currency fluctuations as a result of our foreign operations. We are not currently ISO 9000 compliant, nor are we attempting to meet all foreign technical standards that may apply to our products. Our failure to develop our international sales channel as planned could cause a decline in our revenues.

IF WE DO NOT PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, OUR COMPETITIVE POSITION MAY BE IMPAIRED.

     Our success may depend on our ability to protect our proprietary rights to the technologies used in our products, and yet the measures we are taking to protect these rights may not be adequate. If we are not adequately protected, our competitors could use the intellectual property that we have developed to enhance their products, which could harm our business. We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws, and nondisclosure and other contractual restrictions to protect our proprietary technology, but these legal means afford only limited protection. Unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States. Further, litigation may be necessary to enforce our intellectual property rights, which could result in substantial costs and diversion of management attention and resources.

WE MAY BE SUED FOR VIOLATING THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

     The software industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement and the violation of other intellectual property rights. As the number of competitors in the application server market grows and the functionality of products in different market segments overlaps, the possibility of an intellectual property claim against us increases. For example, we may inadvertently infringe a patent of which we are unaware. In addition, because patent applications can take many years to issue, there may be a patent application now pending of which we are unaware, which will cause us to be infringing when it is issued in the future. To address these patent infringement or other intellectual property claims, we may have to enter into royalty or licensing agreements on disadvantageous commercial terms. Alternatively, we may be unable to obtain a necessary license. A successful claim against us, and our failure to license the infringed or similar technology, would harm our business. In addition, any infringement or other intellectual property claims, with or without merit, which are brought against us could be time consuming and expensive to litigate or settle and could divert management attention from administering our core business.

WE FACE RISKS ASSOCIATED WITH THE YEAR 2000 ISSUE, INCLUDING THE RISK THAT OUR PRODUCTS OR INTERNAL SYSTEMS MAY NOT BE YEAR 2000 COMPLIANT AND THE RISK THAT OUR CUSTOMERS MAY DELAY THE PURCHASE OF OUR POWERTIER PLATFORM AS A RESULT OF THEIR OWN YEAR 2000 CONCERNS.

     We have designed and tested the most current versions of our products to be year 2000 compliant. However, we have not tested our products on all platforms or all versions of operating systems that we currently support. Despite this testing, our products may contain undetected errors or defects associated with year 2000 date functions that may be expensive for us to remedy. Because our products are generally incorporated into a large enterprise-wide system enhancement, we may face claims based on year 2000 issues arising from the integration of multiple products, including ours, within an overall system. Some commentators have stated that a significant amount of litigation will arise out of year 2000 issues, and we are aware of a growing number of lawsuits against other software vendors.

     We may experience serious unanticipated problems and material costs caused by undetected errors or defects in the technology used in our internal systems relating to the year 2000 transition. These systems include the hardware and third-party software products that our research and development staff use in their daily activities, as well as our management information systems. The most likely worst case scenarios include:

     - hardware or software failures that would prevent our research and development staff from effectively performing their duties;

     - corruption of data contained in our internal information systems; and

     - the failure of infrastructure services provided by government agencies and other third parties, including public utilities and Internet service providers.

     Finally, our potential customers may cease or delay the purchase and installation of new complex systems, such as systems incorporating our PowerTier application server, or may defer an enterprise-wide deployment of our PowerTier platform, as a result of, and during, their own internal year 2000 testing. Any resulting delay or decrease in orders for our products could cause our revenues to decline, either on a quarterly or absolute basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance."

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

     If our current stockholders sell substantial amounts of common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market, the market price of our common stock could fall. In addition, these sales of common stock after the offering could impede our ability to raise funds at an advantageous price through the sale of securities. After this offering, we will have outstanding 18,447,941 shares of common stock. The 3,000,000 shares sold in this offering will be immediately available for sale in the public market. Beginning 90 days after the effective date of this prospectus, approximately 147,790 shares will be eligible for sale. Beginning 180 days after the effective date, approximately 14,434,150 shares will be eligible for sale, 7,014,673 of which will be subject to volume and other restrictions under Rule 144. The remaining 866,001 shares will be eligible for sale upon the expiration of various one-year holding periods during the six months following 180 days after the effective date, subject to volume and other restrictions under Rule 144.

OUR STOCK PRICE MAY BE VOLATILE.

     Before this offering, there has been no public market for our common stock. An active public market for our common stock may not develop or be sustained after this offering. If you purchase shares in this offering, you will pay a price that was not established in a competitive market, but was rather a price that we negotiated with the underwriters. After the offering, the market price of our common stock is likely to be highly volatile and may rise or fall as a result of many factors, such as:

     - variations in our quarterly results;

     - announcements of technological innovations by us or our competitors;

     - introductions of new products by us or our competitors;

     - acquisitions or strategic alliances by us or our competitors;

     - hiring or departure of key personnel;

     - the gain or loss of a significant customer or order;

     - changes in estimates of our financial performance or changes in recommendations by securities analysts;

     - market conditions in the software industry and in our customers' industries; and

     - adoption of new accounting standards affecting the software industry.

     The stock market in general has experienced extreme price and volume fluctuations, which could adversely affect the market price of our stock. In particular, the market prices of the common stock of many companies in the software and Internet industries have experienced this volatility, which has often been unrelated to these companies' operating performance. In the past, securities class action litigation has often been brought against a company after a period of volatility in the market price of its stock. We may in the future be a target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources, which could harm our business.

OUR EXECUTIVE OFFICERS AND DIRECTORS OWN A LARGE PERCENTAGE OF OUR VOTING STOCK AND COULD EXERT SIGNIFICANT INFLUENCE OVER MATTERS REQUIRING STOCKHOLDER APPROVAL AFTER THIS OFFERING.

     Immediately after this offering, our executive officers and directors, and entities affiliated with them, will continue to own approximately 60% of our outstanding common stock. Accordingly, these stockholders may, as a practical matter, continue to control the election of a majority of the directors and the determination of all corporate actions after this offering. This concentration of voting control could have the effect of delaying or preventing a merger or other change in control, even if it would benefit our other stockholders.

THE ANTITAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND UNDER DELAWARE LAW COULD DISCOURAGE A TAKEOVER.

     Provisions in our certificate of incorporation, bylaws and Delaware law may discourage, delay or prevent a merger or other change in control that a stockholder may consider favorable. These provisions may also discourage proxy contests or make it more difficult for stockholders to take corporate action. These provisions include the following:

     - establishing a classified board in which only a portion of the total board members will be elected at each annual meeting;

     - authorizing the board to issue preferred stock;

     - prohibiting cumulative voting in the election of directors;

     - limiting the persons who may call special meetings of stockholders;

     - prohibiting stockholder action by written consent; and

     - establishing advance notice requirements for nominations for election of the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

     See "Management -- Board Composition" and "Description of Capital Stock -- Delaware Antitakeover Law and Provisions of our Certificate of Incorporation and Bylaws."

WE MAY ENGAGE IN FUTURE ACQUISITIONS THAT COULD DISRUPT OUR BUSINESS AND DILUTE OUR STOCKHOLDERS.

     As part of our business strategy, we expect to review acquisition prospects that we believe would be advantageous to the development of our business. For example, we expect to expand our PowerTier platform to include object request broker technology. While we have no current agreements or negotiations underway with respect to any major acquisitions, we may make acquisitions of businesses, products or technologies in the future. If we make any acquisitions, we could take any or all of the following actions, any of which could materially and adversely affect our financial results and the price of our common stock:

     - issue equity securities that would dilute existing stockholders' percentage ownership;

     - incur substantial debt;

     - assume contingent liabilities; or

     - take substantial charges in connection with the amortization of goodwill and other intangible assets.

     Acquisitions also entail numerous risks, including:

     - difficulties in assimilating acquired operations, products and personnel with our pre-existing business;

     - unanticipated costs;

     - diversion of management's attention from other business concerns;

     - adverse effects on existing business relationships with suppliers and customers;

     - risks of entering markets in which we have limited or no prior experience; and

     - potential loss of key employees from either our preexisting business or the acquired organization.

     We may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, and our failure to do so could harm our business.

YOU WILL PAY SUBSTANTIALLY MORE FOR YOUR SHARES THAN THE NET TANGIBLE BOOK VALUE PER SHARE OF THE SHARES YOU ACQUIRE.

     If you purchase shares of common stock in this offering, you could pay as much as $11.00 per share, which substantially exceeds $0.41, which is the net tangible book value per share of the shares you would acquire. Assuming that the offering price is $10.00, the stockholders who purchase shares in this offering will contribute 60% of the total amount of our funding to date, but will only own a total of 16% of our shares outstanding. This dilution is in large part because our earlier investors paid substantially less than the public offering price when they purchased their shares of common stock. You will experience additional dilution upon the exercise of outstanding stock options or warrants to purchase common stock.

WE HAVE NOT DESIGNATED ANY SPECIFIC USE FOR THE NET PROCEEDS OF THIS OFFERING, AND THUS MAY USE THE PROCEEDS TO FUND OPERATING LOSSES, FOR ACQUISITIONS OR FOR OTHER CORPORATE PURPOSES.

     We have not designated any specific use for the net proceeds of this offering. As a result, our management and board of directors will have broad discretion in spending the proceeds of this offering. We currently expect to use the net proceeds primarily for working capital and general corporate purposes, funding product development and expanding our sales and marketing organization. In addition, we may use a portion of the net proceeds for further development of our product lines through acquisitions of products, technologies and businesses.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus are forward-looking statements. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

     In some cases, you can identify forward-looking statements by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," or the negative of these and other similar words.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS

     Our net proceeds from the sale of the 3,000,000 shares of common stock we are offering are estimated to be $27,000,000 ($31,185,000 if the underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $10.00 per share, after deducting the estimated underwriting discount and commissions and the estimated offering expenses.

     We currently expect to use the net proceeds primarily for working capital and general corporate purposes, funding product development and expanding our sales and marketing organization. In addition, we may use a portion of the net proceeds for further development of our product lines through acquisitions of products, technologies and businesses, although we have no present commitments or agreements to make any major acquisitions. The amount of cash that we actually expend for working capital purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash we generate from operations. Thus, management will have significant discretion in applying the net proceeds of this offering. Pending the uses described above, we will invest the net proceeds in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

     We have never paid dividends on our common stock or preferred stock. We currently intend to retain any future earnings to fund the development of our business. Therefore, we do not currently anticipate declaring or paying dividends in the foreseeable future. In addition, our line of credit agreement prohibits us from paying dividends.

                                 CAPITALIZATION

     The following table sets forth the following information:

     - the actual capitalization of Persistence as of March 31, 1999;

     - the pro forma capitalization of Persistence, after giving effect to the automatic conversion of all outstanding shares of preferred stock into 7,697,885 shares of common stock;

     - the pro forma as adjusted capitalization, after giving effect to the sale of shares of common stock at an assumed initial public offering price of $10.00 per share in this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses that Persistence expects to pay in connection with this offering; and

     - the authorization of 75,000,000 shares of common stock and 5,000,000 shares of preferred stock upon our reincorporation in Delaware.

     This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes to the consolidated financial statements included elsewhere in this prospectus.

                                                         MARCH 31, 1999
                                              ------------------------------------
                                                                        PRO FORMA
                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                              --------    ---------    -----------
                                               (IN THOUSANDS, EXCEPT SHARE DATA)
Long-term obligations, less current
  portion...................................  $    683    $    683      $    683
                                              --------    --------      --------
Stockholders' equity:
Preferred stock, par value $0.001 per share;
  7,900,000 shares authorized, actual,
  7,697,885 shares issued and outstanding;
  7,900,000 shares authorized, none issued
  or outstanding, pro forma; 5,000,000
  shares authorized, none issued or
  outstanding, pro forma as adjusted........    19,859          --            --
Common stock, par value $0.001 per share;
  41,100,000 shares authorized, 7,750,056
  shares issued and outstanding, actual;
  41,100,000 shares authorized, 15,447,941
  issued and outstanding, pro forma;
  75,000,000 shares authorized, 18,447,941
  shares issued and outstanding, pro forma
  as adjusted...............................     3,997      23,856        50,856
Deferred stock compensation.................    (2,705)     (2,705)       (2,705)
Notes receivable from stockholders..........      (161)       (161)         (161)
Accumulated deficit.........................   (14,681)    (14,681)      (14,681)
                                              --------    --------      --------
          Total stockholders' equity........     6,309       6,309        33,309
                                              --------    --------      --------
          Total capitalization..............  $  6,992    $  6,992      $ 33,992
                                              ========    ========      ========

---------------

    This table excludes the following shares:

 - 1,388,036 shares issuable upon exercise of outstanding options at a weighted average exercise price of $0.64 per share as of March 31, 1999,

 - 80,556 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $0.90 per share as of March 31, 1999, and

 - an aggregate of 4,495,033 shares available for future issuance under our 1997 stock plan, 1999 directors' stock option plan and 1999 employee stock purchase plan as of March 31, 1999. See "Management -- Stock Plans" and notes 5 and 11 of notes to consolidated financial statements.

                                    DILUTION

     The pro forma net tangible book value on March 31, 1999 was $6,309,000, or $0.41 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, after giving effect to the conversion of all outstanding shares of preferred stock into common stock immediately prior to the closing of this offering. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately following this offering. After giving effect to our sale of shares of common stock in this offering and after deducting the estimated underwriting discount and commissions and our estimated offering expenses, our pro forma net tangible book value as of March 31, 1999 would have been $33,309,000 or $1.81 per share of common stock. This represents an immediate increase in net tangible book value of $1.40 per share to existing stockholders and an immediate dilution of $8.19 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............           $10.00
  Pro forma net tangible book value per share as of March
     31, 1999...............................................   0.41
  Increase per share attributable to new investors..........   1.40
                                                              -----
Pro forma net tangible book value after the offering........             1.81
                                                                       ------
Dilution per share to new investors.........................           $ 8.19
                                                                       ======

     The following table summarizes on a pro forma basis, as of March 31, 1999, the differences between the existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid. The information presented is based upon an assumed initial public offering price of $10.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses of this offering.

                                              SHARES PURCHASED      TOTAL CONSIDERATION
                                            --------------------   ---------------------   AVERAGE PRICE
                                              NUMBER     PERCENT     AMOUNT      PERCENT     PER SHARE
                                            ----------   -------   -----------   -------   -------------
Existing stockholders.....................  15,447,941       84%   $20,316,000       40%      $ 1.32
New investors.............................   3,000,000       16     30,000,000       60        10.00
                                            ----------    -----    -----------    -----
Totals....................................  18,447,941    100.0%   $50,316,000    100.0%
                                            ==========    =====    ===========    =====

     This table excludes the following shares:

     - 1,388,036 shares issuable upon exercise of outstanding options at a weighted average exercise price of $0.64 per share as of March 31, 1999,

     - 80,556 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $0.90 per share as of March 31, 1999, and

     - an aggregate of 4,495,033 shares available for future issuance under our 1997 stock plan, 1999 directors' stock option plan and 1999 employee stock purchase plan as of March 31, 1999. See "Management -- Stock Plans" and notes 5 and 11 of notes to consolidated financial statements.

       If the underwriters' over-allotment option is exercised in full, the following will occur:

     - the number of shares of common stock held by existing stockholders will decrease to approximately 82% of the total number of shares of our common stock outstanding after this offering; and

     - the number of shares held by new investors will be increased to 3,450,000 or approximately 18% of the total number of shares of our common stock outstanding after this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 1996, 1997 and 1998, and the consolidated balance sheet data at December 31, 1997 and 1998, are derived from audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 1994 and 1995, and the consolidated balance sheet data as of December 31, 1994, 1995 and 1996 are derived from audited financial statements not included in this prospectus. The consolidated statements of operations data for the three-months ended March 31, 1998 and 1999 and the consolidated balance sheet data as of March 31, 1999 are derived from unaudited consolidated financial statements included elsewhere in this prospectus. In our opinion, these unaudited statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information when read in conjunction with the consolidated financial statements and notes thereto.

                                                                                                           THREE MONTHS
                                                                  YEARS ENDED DECEMBER 31,                ENDED MARCH 31,
                                                       -----------------------------------------------   -----------------
                                                        1994      1995      1996      1997      1998      1998      1999
                                                       -------   -------   -------   -------   -------   -------   -------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  License............................................  $   978   $ 3,053   $ 2,603   $ 3,546   $ 7,478   $ 1,004   $ 2,116
  Service............................................      318       954     1,171     1,867     2,682       706       747
                                                       -------   -------   -------   -------   -------   -------   -------
    Total revenues...................................    1,296     4,007     3,774     5,413    10,160     1,710     2,863
                                                       -------   -------   -------   -------   -------   -------   -------
Cost of revenues:
  License............................................       32        16       139       342       239        56        42
  Service............................................       60       142       221       729     1,372       326       580
                                                       -------   -------   -------   -------   -------   -------   -------
    Total cost of revenues...........................       92       158       360     1,071     1,611       382       622
                                                       -------   -------   -------   -------   -------   -------   -------
Gross profit.........................................    1,204     3,849     3,414     4,342     8,549     1,328     2,241
                                                       -------   -------   -------   -------   -------   -------   -------
Operating expenses:
  Sales and marketing................................    1,092     2,011     3,798     4,712     7,168     1,687     2,015
  Research and development...........................      542     1,129     1,976     2,954     4,234     1,038     1,806
  General and administrative.........................      361       590       985     1,362     1,237       311       383
                                                       -------   -------   -------   -------   -------   -------   -------
    Total operating expenses.........................    1,995     3,730     6,759     9,028    12,639     3,036     4,204
                                                       -------   -------   -------   -------   -------   -------   -------
Income (loss) from operations........................     (791)      119    (3,345)   (4,686)   (4,090)   (1,708)   (1,963)
Interest income (expense), net.......................       12        (1)       34        12         1         4        48
                                                       -------   -------   -------   -------   -------   -------   -------
Net income (loss)....................................  $  (779)  $   118   $(3,311)  $(4,674)  $(4,089)  $(1,704)  $(1,915)
                                                       =======   =======   =======   =======   =======   =======   =======
Net income (loss) per share:
  Basic..............................................  $ (0.15)  $  0.02   $ (0.54)  $ (0.73)  $ (0.59)  $ (0.25)  $ (0.27)
                                                       =======   =======   =======   =======   =======   =======   =======
  Diluted............................................  $ (0.15)  $  0.02   $ (0.54)  $ (0.73)  $ (0.59)  $ (0.25)  $ (0.27)
                                                       =======   =======   =======   =======   =======   =======   =======
Shares used in computing net income (loss) per share:
  Basic..............................................    5,196     5,360     6,135     6,366     6,879     6,733     7,044
                                                       =======   =======   =======   =======   =======   =======   =======
  Diluted............................................    5,196     5,365     6,135     6,366     6,879     6,733     7,044
                                                       =======   =======   =======   =======   =======   =======   =======
Pro forma basic and diluted net loss per share.......                                          $ (0.31)            $ (0.13)
                                                                                               =======             =======
Shares used in pro forma basic and diluted net loss
  per share..........................................                                           13,183              14,320
                                                                                               =======             =======

                                                                             DECEMBER 31,
                                                              ------------------------------------------   MARCH 31,
                                                               1994     1995     1996     1997     1998      1999
                                                              ------   ------   ------   ------   ------   ---------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  368   $  370   $4,535   $2,610   $4,938    $ 7,386
Working capital.............................................     207      264    4,437    1,604    3,384      6,285
Total assets................................................     821    1,424    6,478    5,447    7,604     10,455
Long-term obligations, net of current portion...............      24      121      528      419      714        683
Total stockholders' equity..................................     422      592    4,697    2,057    3,422      6,309

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This section of our prospectus includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. We use words such as "anticipates," "believes," "expects," "future," "intends" and similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from historical results or our predictions. For a description of these risks, see "Risk Factors."

OVERVIEW

     We are a leading provider of transactional application server software products that comprise the Internet software infrastructure for high volume, high performance electronic commerce applications. We were incorporated and began operations in 1991. Our first products incorporated patented object-to-relational mapping and caching technologies, which have since become the foundation for our PowerTier product family. From 1992 to 1996, we introduced a variety of enhancements to these products, including a patented data transformation technology for mapping objects to database tables, and caching capabilities.

     In 1996, we developed our PowerTier transactional application server, which integrates all of these previously released Persistence products with new shared transactional caching technologies, which enable multiple users to simultaneously access the same cached data. We first shipped our PowerTier for C++ transactional application server in 1997. Sales of PowerTier for C++ accounted for the majority of our revenues in 1997 and 1998, during which years we added a professional services staff to enable our customers to implement PowerTier more rapidly. We were one of the first companies to adopt and implement the EJB specification. In 1998, we introduced PowerTier for EJB, which customers have frequently purchased together with PowerTier for C++. Our next version of PowerTier for EJB is currently in use by several major customers and is expected to be commercially released later in 1999. We currently plan to continue to focus product development efforts on enhancements to both the PowerTier for C++ and the PowerTier for EJB products.

     Our revenues, which consist of software license revenues and service revenues, totaled $3.8 million in 1996, $5.4 million in 1997, $10.2 million in 1998 and $2.9 million in the three months ended March 31, 1999. License revenues consist of licenses of our software products, which generally are priced based on the number of users or servers. Service revenues consist of professional services consulting, customer support and training. Because we only commenced selling application servers in 1997, we have a limited operating history in the application server market. We expect that, in the near term, the majority of our revenues will be derived from PowerTier for C++ transactional server and related services. In the longer term, we expect that PowerTier for EJB will increase as a component of our total revenues.

     We market our software and services primarily through our direct sales organizations in the United States, the United Kingdom and Germany. Revenues from PowerTier licenses and services to customers outside the United States represented approximately $566,000, or 15% of total revenues, in 1996, $639,000, or 12% of total revenues, in 1997, $2.9 million, or 29% of total revenues, in 1998, and $626,000, or 22% of total revenues, in the three months ended March 31, 1999. Our future success will depend, in part, on our successful development of international markets for our products.

     Historically, we have received a substantial portion of our revenues from product sales to a limited number of customers. Sales of products to our top five customers accounted for 15% of total revenues in 1997 and 55% of total revenues in 1998. In the future, we expect to have relatively few large customers continue to account for a relatively large proportion of our revenues.

     To date, we have sold our products primarily through our direct sales force, and we will need to hire many more sales people within the next two years in order to meet our sales goals. In addition, our ability to achieve significant revenue growth will depend in large part on our success in establishing and leveraging relationships with systems integrators and other third parties.

     For 1997 and prior years, we recognized revenues in accordance with the American Institute of Certified Public Accountants Statement of Position 91-1. Commencing in 1998, we began recognizing revenues in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, "Software Revenue Recognition," or SOP 97-2, as amended by Statements of Position 98-4 and 98-9. Our adoption of these new standards has not to date had any material effect on our revenue recognition. Further implementation guidelines relating to these standards may result in unanticipated changes in our revenue recognition practices, and these changes could affect our future revenues and earnings.

     We recognize license revenues upon shipment of the software if collection of the resulting receivable is probable, an executed agreement has been signed, the fee is fixed or determinable and vendor-specific objective evidence exists to allocate a portion of the total fee to any undelivered elements of the arrangement. Undelivered elements in these arrangements typically consist of services. For sales made through distributors, revenue is recognized upon shipment. Distributors have no right of return. We recognize revenues from customer training, support and consulting services as the services are performed. We generally recognize support revenues ratably over the term of the support contract. If support or professional services are included in an arrangement that includes a license agreement, amounts related to support or professional services are allocated based on vendor-specific objective evidence. Vendor-specific objective evidence for support and professional services is based on the price when such elements are sold separately, or, when not sold separately, the price established by management having the relevant authority. Arrangements which require significant modification or customization of software are recognized under the percentage of completion method.

     Since inception, we have incurred substantial research and development costs and have invested heavily in the expansion of our sales, marketing and professional services organizations to build an infrastructure to support our long-term growth strategy. The number of our full-time employees increased from 64 as of December 31, 1997 to 77 as of December 31, 1998, representing an increase of 20%. As a result of investments in our infrastructure, we have incurred net losses in each fiscal quarter since 1996 and, as of March 31, 1999, had an accumulated deficit of $14.7 million. We anticipate that our operating expenses will increase substantially for the foreseeable future as we expand our product development, sales and marketing and other staff. In addition, we expect to incur substantial expenses associated with sales personnel, referral fees, marketing programs and increased administrative expenses associated with being a public company. Accordingly, we expect to incur net losses for the foreseeable future.

     We believe that period-to-period comparisons of our operating results are not meaningful and should not be relied upon as indicative of future performance. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in early stages of development, particularly companies in new and rapidly evolving markets. Although we have experienced significant revenue growth recently, this trend may not continue. We may not achieve or maintain profitability in the future. Our success depends significantly upon broad market acceptance of our PowerTier for EJB application server. Because Sun Microsystems controls the EJB standard, we need to maintain a good working relationship with them to develop future versions of PowerTier for EJB, as well as additional products using the EJB standard. Our performance will also depend on the growth and widespread adoption of the market for business-to-business electronic commerce over the Internet.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1998 AND 1999

  Revenues

     Our revenues were $1.7 million for the three months ended March 31, 1998 and $2.9 million for the three months ended March 31, 1999, representing an increase of 67%. International revenues were $390,000 for the three months ended March 31, 1998 and $626,000 for the three months ended March 31, 1999.

     License Revenues. License revenues were $1.0 million for the three months ended March 31, 1998 and $2.1 million for the three months ended March 31, 1999, representing an increase of 111%. License revenues represented 59% of total revenues for the three months ended March 31, 1998 and 74% of total revenues for the three months ended March 31, 1999. The increase in software license revenues was primarily due to sales of our new PowerTier for EJB application server and the increased size and productivity of our sales team.

     Service Revenues. Our service revenues were $706,000 for the three months ended March 31, 1998 and $747,000 for the three months ended March 31, 1999, representing an increase of 6%. The dollar increase in service revenues was primarily due to an increase in customer support fees related to increased sales of our PowerTier platform. Service revenues represented 41% of total revenues for the three months ended March 31, 1998 and 26% of total revenues for the three months ended March 31, 1999. This decrease as a proportion of total revenues was primarily attributed to an increase in sales of our new PowerTier for EJB platform.

  Cost of Revenues

     Cost of License Revenues. Cost of license revenues consists of packaging, documentation and associated shipping costs. Our cost of license revenues was $56,000 for the three months ended March 31, 1998 and $42,000 for the three months ended March 31, 1999. As a percentage of license revenues, cost of license revenues were 6% for the three months ended March 31, 1998 and 2% for the three months ended March 31, 1999. This decrease was primarily attributable to lower packaging and document distribution costs as a result of a change to electronic distribution of these materials.

     Cost of Service Revenues. Cost of service revenues consists of personnel and other costs related to professional services, technical support and training. Our cost of service revenues was $326,000 for the three months ended March 31, 1998 and $580,000 for the three months ended March 31, 1999, representing an increase of 78%. This increase was primarily due to increased staffing in our professional services organization to support a greater installed base of customers. As a percentage of service revenues, cost of service revenues were 46% for the three months ended March 31, 1998 and 78% for the three months ended March 31, 1999. In particular, cost of service revenues as a percentage of service revenues may vary between periods due to our use of third party professional services.

  Operating Expenses

     Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions and bonuses earned by sales and marketing personnel, travel and entertainment, and promotional expenses. Our sales and marketing expenses were $1.7 million for the three months ended March 31, 1998 and $2.0 million for the three months ended March 31, 1999, representing an increase of 19%. This increase was primarily due to our investment in our sales and marketing infrastructure, which included significant personnel-related costs to recruit and hire sales people and sales engineers, sales commissions and trade show expenses. Sales and marketing expenses represented 99% of total revenues for the three months ended March 31, 1998 and 70% of total revenues for the three months ended March 31, 1999. We believe that a significant increase in our sales and marketing efforts is essential for us to maintain our market position and further increase acceptance of our products. Accordingly, we anticipate we will continue to invest significantly in sales and marketing for the foreseeable future, and sales and marketing expenses will increase in future periods.

     Research and Development. Research and development expenses consist primarily of salaries and benefits for software developers, product managers and quality assurance personnel and payments to outside software developers. Our research and development expenses were $1.0 million for the three months ended March 31, 1998 and $1.8 million for the three months ended March 31, 1999, representing an increase of 74%. This increase was primarily related to an increase in employee and consultant software developers and program management and documentation personnel hired to support product development. We also recognized a one-time $303,000 compensation charge associated with the issuance of common stock to an investor at a price which was less than the deemed fair value for accounting purposes. Research and development expenses represented 61% of total revenues for the three months ended March 31, 1998 and 63% of total revenues for the three months ended March 31, 1999. We believe that a significant increase in our research and development investment is essential for us to maintain our market position, to continue to expand our product line and to enhance our technology. Accordingly, we anticipate that we will continue to invest significantly in product research and development for the foreseeable future, and research and development expenses are likely to increase in future periods.

     General and Administrative. General and administrative expenses consist primarily of salaries, benefits and related costs for our finance, administrative and general management personnel. Our general and administrative expenses were $311,000 for the three months ended March 31, 1998 and $383,000 for the three months ended March 31, 1999, representing an increase of 23%. This increase was primarily the result of the hiring of additional finance and administrative personnel. General and administrative expenses represented 18% of total revenues for the three months ended March 31, 1998 and 13% of total revenues for the three months ended March 31, 1999. We believe that our general and administrative expenses will continue to increase as a result of the expenses associated with being a public company, including annual and other public reporting costs, directors' and officers' liability insurance, investor relations programs and accounting and legal expenses.

     Net Interest Income. Net interest income was $4,000 for the three months ended March 31, 1998 and $48,000 for the three months ended March 31, 1999, representing an increase of $44,000. Net interest income consists primarily of earnings on our cash and cash equivalent balances.

     Stock-Based Compensation. Some options granted and common stock issued during the years ended December 31, 1997 and 1998 and during the three months ended March 31, 1999 have been considered to be compensatory, as the estimated fair value for accounting purposes was greater than the stock price as determined by the board of directors on the date of grant or issuance. Total deferred stock compensation associated with equity transactions as of March 31, 1999 amounted to $2.7 million, net of amortization. Deferred stock compensation is being amortized ratably over the vesting periods of these securities. Amortization expense was $25,000 in the three months ended March 31, 1998 and $504,000 in the three months ended March 31, 1999.

YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

  Revenues

     Our revenues were $3.8 million in 1996, $5.4 million in 1997 and $10.2 million in 1998, representing increases of 88% from 1997 to 1998 and 43% from 1996 to 1997. Revenues derived from international operations were $566,000 in 1996, $639,000 in 1997 and $2.9 million in 1998. In 1998, sales of software licenses to Cisco accounted for 14% of total revenues, and sales of software licenses to Instinet accounted for 17% of total revenues. In 1997, sales of products to Lucent accounted for 11% of total revenues.

     License Revenues. Our license revenues were $2.6 million in 1996, $3.5 million in 1997 and $7.5 million in 1998, representing increases of 111% from 1997 to 1998 and 36% from 1996 to 1997. License revenues represented 69% of total revenues in 1996, 66% of total revenues in 1997 and 74% of total revenues in 1998. The increase in license revenues from 1997 to 1998 was attributable primarily to an increase in the size and productivity of our sales force, including the introduction of our direct sales team in Europe, and the release of our PowerTier for EJB product. The increase in revenues from 1996 to 1997 was primarily due to the introduction of our PowerTier product family.

     Service Revenues. Our service revenues were $1.2 million in 1996, $1.9 million in 1997 and $2.7 million in 1998, representing increases of 44% from 1997 to 1998 and 59% from 1996 to 1997. Service revenues represented 31% of total revenues in 1996, 34% of total revenues in 1997 and 26% of total revenues in 1998. The increase in service revenues between 1997 and 1998 was primarily due to an increase in customer support fees related to an increase in our installed base of PowerTier customers, and, to a lesser extent, an increase in professional services fees. The increase in service revenues between 1996 and 1997 was primarily due to an increase in both professional services and customer support fees.

  Cost of Revenues

     Cost of License Revenues. Cost of license revenues was $139,000 in 1996, $342,000 in 1997 and $239,000 in 1998, representing a decrease of 30% from 1997 to 1998 and an increase of 146% from 1996 to 1997. Cost of license revenues as a percentage of license revenues was 5% in 1996, 10% in 1997 and 3% for 1998. The decrease in cost of license revenues from 1997 to 1998 was attributable primarily due to lower packaging and document distribution costs. The increase in cost of license revenues from 1996 to 1997 was attributable primarily to a higher level of printed documentation.

     Cost of Service Revenues. Cost of service revenues was $221,000 in 1996, $729,000 in 1997 and $1.4 million in 1998, representing increases of 88% from 1997 to 1998 and 230% from 1996 to 1997. Cost of service revenues as a percentage of service revenues was 19% in 1996, 39% in 1997 and 51% for 1998. The increases during these periods were due to increased staffing in our professional services and support organizations.

  Operating Expenses

     Sales and Marketing. Sales and marketing expenses were $3.8 million in 1996, $4.7 million in 1997 and $7.2 million in 1998, representing increases of 52% from 1997 to 1998 and 24% from 1996 to 1997. Sales and marketing expenses represented 101% of total revenues in 1996, 87% of total revenues in 1997 and 71% of total revenues for 1998. The dollar increases during these periods primarily reflected our investment in our sales and marketing infrastructure, which included significant personnel-related expenses such as salaries, benefits and commissions, and, to a lesser extent, travel and entertainment expenses, trade shows and other marketing expenses.

     Research and Development. Research and development expenses were $2.0 million in 1996, $3.0 million in 1997 and $4.2 million in 1998, representing increases of 43% from 1997 to 1998 and 50% from 1996 to 1997. Research and development expenses represented 52% of total revenues in 1996, 55% of total revenues in 1997 and 42% of total revenues in 1998. The dollar increases during these periods were primarily related to the increase in headcount to support product development and, to a lesser extent, an increase in average compensation.

     General and Administrative. General and administrative expenses were $1.0 million in 1996, $1.4 million in 1997 and $1.2 million in 1998, representing a decrease of 9% from 1997 to 1998 and an increase of 38% from 1996 to 1997. General and administrative expenses represented 26% of total revenues in 1996, 25% of total revenues in 1997 and 12% of total revenues in 1998. The dollar decrease in general and administrative expenses from 1997 to 1998 was attributable primarily to a decrease in consulting fees, offset in part by an increase in headcount and average compensation. The dollar increase in general and administrative expenses from 1996 to 1997 was attributable primarily to an increase in headcount, and legal and accounting expenses.

     Net Interest Income. Net interest income was $34,000 in 1996, $12,000 in 1997 and $1,000 in 1998. Net interest income consists primarily of earnings on our cash and cash equivalent balances, offset by interest expense related to obligations under capital leases and other borrowings. The decrease in net interest income from 1997 to 1998 was due to an increase in interest expense related to obligations under capital leases and an equipment loan. The decrease in interest income from 1996 to 1997 was due to a lower level of average cash and cash equivalent balances.

     Stock-Based Compensation. We recorded no stock-based compensation expense for 1996 and 1997. As of December 31, 1998, total deferred stock compensation associated with equity transactions amounted to $2.2 million, net of amortization. Amortization expense was $331,000 in 1998. We expect to record amortization expense related to these securities of approximately $1.1 million in 1999, $800,000 in 2000 and $800,000 in 2001.

     Provision for Income Taxes. Since inception, we have incurred net operating losses for federal and state tax purposes and have not recognized any tax provision or benefit. As of December 31, 1998, we had $10.8 million of federal and $3.6 million of state net operating loss carryforwards available to offset future taxable income. The federal net operating loss carryforwards expire through 2018, while the state net operating loss carryforwards expire through 2003. The net operating loss carryforwards for state tax purposes are substantially less than for federal tax purposes, primarily because only 50% of state net operating loss carryforwards can be utilized to offset future state taxable income. The Tax Reform Act of 1986 limits the use of net operating loss carryforwards in situations where changes occur in the stock ownership of a company. If we should be acquired or otherwise have an ownership change, as defined in the Tax Reform Act of 1986, our utilization of these carryforwards could be restricted.

     As of December 31, 1998, the Company also had research and development tax credit carryforwards of $570,000 and $320,000 available to offset future federal and state income taxes. The federal credit carryforward expires in 2018, while the state credit carryforward has no expiration.

     We have placed a full valuation allowance against our net deferred tax assets due to the uncertainty surrounding the realization of these assets. We evaluate on a quarterly basis the recoverability of the net deferred tax assets and the level of the valuation allowance. If and when we determine that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be reduced.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth unaudited consolidated statement of operations data for the nine quarters in the 27-month period ended March 31, 1999, as well as this data expressed as a percentage of our total revenues for the periods indicated. This data has been derived from our unaudited consolidated financial statements, which have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of our management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information when read in conjunction with the consolidated financial statements and notes thereto. Our quarterly results have been in the past and may in the future be subject to significant fluctuations. As a result, we believe that results of operations for interim periods should not be relied upon as any indication of the results to be expected in any future period.

                                                                          QUARTER ENDED
                                 ------------------------------------------------------------------------------------------------
                                 MAR. 31,   JUNE 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEP. 30,   DEC. 31,   MAR. 31,
                                   1997       1997       1997       1997       1998       1998       1998       1998       1999
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                              (IN THOUSANDS, EXCEPT PERCENTAGE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues:
  License......................  $   659    $ 1,044    $   696    $ 1,147    $ 1,004    $ 1,447     $2,250     $2,777    $ 2,116
  Service......................      271        315        414        867        706        604        643        729        747
                                 -------    -------    -------    -------    -------    -------     ------     ------    -------
    Total revenues.............      930      1,359      1,110      2,014      1,710      2,051      2,893      3,506      2,863
                                 -------    -------    -------    -------    -------    -------     ------     ------    -------
Cost of revenues:
  License......................       39         67        120        116         56         63         93         27         42
  Service......................       59        123        164        383        326        345        334        367        580
                                 -------    -------    -------    -------    -------    -------     ------     ------    -------
      Total cost of revenues...       98        190        284        499        382        408        427        394        622
                                 -------    -------    -------    -------    -------    -------     ------     ------    -------
Gross profit...................      832      1,169        826      1,515      1,328      1,643      2,466      3,112      2,241
                                 -------    -------    -------    -------    -------    -------     ------     ------    -------
Operating expenses:
  Sales and marketing..........    1,069      1,257      1,116      1,270      1,687      1,449      1,885      2,147      2,015
  Research and development.....      558        724        722        950      1,038      1,072      1,032      1,092      1,806
  General and administrative...      257        336        306        463        311        272        290        364        383
                                 -------    -------    -------    -------    -------    -------     ------     ------    -------
    Total operating expenses...    1,884      2,317      2,144      2,683      3,036      2,793      3,207      3,603      4,204
                                 -------    -------    -------    -------    -------    -------     ------     ------    -------
Loss from operations...........   (1,052)    (1,148)    (1,318)    (1,168)    (1,708)    (1,150)      (741)      (491)    (1,963)
Interest income (expense),
  net..........................        9          6         --         (3)         4        (20)       (20)        37         48
                                 -------    -------    -------    -------    -------    -------     ------     ------    -------
Net loss.......................  $(1,043)   $(1,142)   $(1,318)   $(1,171)   $(1,704)   $(1,170)    $ (761)    $ (454)   $(1,915)
                                 =======    =======    =======    =======    =======    =======     ======     ======    =======
AS A PERCENTAGE OF TOTAL
  REVENUES:
Revenues:
  License......................     70.9%      76.8%      62.7%      57.0%      58.7%      70.6%      77.8%      79.2%      73.9%
  Service......................     29.1       23.2       37.3       43.0       41.3       29.4       22.2       20.8       26.1
                                 -------    -------    -------    -------    -------    -------     ------     ------    -------
    Total revenues.............    100.0      100.0      100.0      100.0      100.0      100.0      100.0      100.0      100.0
                                 -------    -------    -------    -------    -------    -------     ------     ------    -------
Cost of revenues:
  License......................      4.2        4.9       10.8        5.8        3.3        3.1        3.2        0.8        1.5
  Service......................      6.3        9.1       14.8       19.0       19.0       16.8       11.5       10.4       20.2
                                 -------    -------    -------    -------    -------    -------     ------     ------    -------
    Total cost of revenues.....     10.5       14.0       25.6       24.8       22.3       19.9       14.7       11.2       21.7
                                 -------    -------    -------    -------    -------    -------     ------     ------    -------
Gross margin...................     89.5       86.0       74.4       75.2       77.7       80.1       85.3       88.8       78.3
                                 -------    -------    -------    -------    -------    -------     ------     ------    -------
Operating expenses:
  Sales and marketing..........    114.9       92.5      100.5       63.1       98.7       70.6       65.2       61.2       70.4
  Research and development.....     60.1       53.3       65.0       47.2       60.7       52.3       35.7       31.1       63.1
  General and administrative...     27.6       24.7       27.6       22.9       18.1       13.3       10.0       10.5       13.4
                                 -------    -------    -------    -------    -------    -------     ------     ------    -------
    Total operating expenses...    202.6      170.5      193.1      133.2      177.5      136.2      110.9      102.8      146.9
                                 -------    -------    -------    -------    -------    -------     ------     ------    -------
Loss from operations...........   (113.1)     (84.5)    (118.7)     (58.0)     (99.8)     (56.1)     (25.6)     (14.0)     (68.6)
Interest income (expense),
  net..........................      0.9        0.5         --       (0.1)       0.2       (0.9)      (0.7)       1.1        1.7
                                 -------    -------    -------    -------    -------    -------     ------     ------    -------
Net loss.......................   (112.2)%    (84.0)%   (118.7)%    (58.1)%    (99.6)%    (57.0)%    (26.3)%    (12.9)%    (66.9)%
                                 =======    =======    =======    =======    =======    =======     ======     ======    =======

     Our quarterly operating results have fluctuated significantly in the past, and may continue to fluctuate in the future, as a result of a number of factors, many of which are outside our control. These factors include:

     - our ability to close relatively large sales on schedule;

     - delays or deferrals of customer orders or deployments;

     - delays in shipment of scheduled software releases;

     - demand for and market acceptance of our PowerTier for C++ and PowerTier for EJB products;

     - the possible loss of sales people;

     - introduction of new products or services by us or our competitors;

     - annual or quarterly budget cycles of our customers;

     - the level of product and price competition in the application server market;

     - our lengthy sales cycle;

     - our success in expanding our direct sales force and indirect distribution channels;

     - the mix of direct sales versus indirect distribution channel sales;

     - the mix of products and services licensed or sold;

     - the mix of domestic and international sales; and

     - our success in penetrating international markets and general economic conditions in these markets.

     The typical sales cycle of our products is long and unpredictable, and is affected by seasonal fluctuations as a result of our customers' fiscal year budgeting cycles and slow summer purchasing patterns in Europe. We typically receive a substantial portion of our orders in the last two weeks of each quarter because our customers often delay purchases of our products to the end of the quarter to gain price concessions. Because a substantial portion of our costs are relatively fixed and based on anticipated revenues, a failure to book an expected order in a given quarter would not be offset by a corresponding reduction in costs and could adversely affect our operating results.

     Our license revenues in the first quarter of 1998 were lower than those in the fourth quarter of 1997 and our license revenues in the first quarter of 1999 were lower than those in the fourth quarter of 1998. In the future, we expect this trend to continue, with the fourth quarter of each year accounting for the greatest percentage of total revenues for the year and with an absolute decline in revenues from the fourth quarter to the first quarter of the next year.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our business primarily through private sales of convertible preferred stock, which totaled $19.9 million in aggregate net proceeds through March 31, 1999. We have also financed our business through a loan in the principal amount of $800,000 and capitalized leases. As of March 31, 1999, we had $7.4 million of cash and cash equivalents and $6.3 million of working capital.

     Net cash used for operating activities was $3.1 million in 1996, $3.1 million in 1997, $3.0 million in 1998, and $1.7 million for the three months ended March 31, 1999. For each of 1996, 1997 and 1998, and for the three months ended March 31, 1999, cash used for operating activities was attributable primarily to net losses and increases in accounts receivable, offset by depreciation and amortization of deferred stock compensation and deferred revenues.

     Net cash used for investing activities was $9,000 for 1996, $589,000 for 1997, $436,000 for 1998, and $96,000 for the three months ended March 31, 1999. For each of the periods, cash used in investing activities primarily reflected investments in property and equipment and deposits.

     Net cash provided by financing activities was $7.3 million for 1996, $1.8 million for 1997, $5.7 million for 1998, and $4.3 million for the three months ended March 31, 1999. Cash provided by financing activities during these periods was primarily attributable to proceeds from the issuance of preferred stock and, in 1998, borrowings under a term loan, primarily offset by repayments of a capital lease obligations.

     In February 1998, we entered into a loan agreement with Comerica Bank for an amount up to $2,000,000. As of March 31, 1999 we had no borrowings outstanding under this loan. As of March 31, 1999, we had an $800,000 promissory note in favor of Comerica. We are required to make principal payments of $22,222 per month plus interest of 7.75% per annum on the unpaid principal balance, payable in 36 monthly installments beginning April 1, 1999. The promissory note is collateralized by substantially all of our assets, including our patents and intellectual property.

     Although we have no material commitments for capital expenditures, we anticipate a substantial increase in capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel. We also may increase our capital expenditures as we expand into additional international markets.

     We believe that the net proceeds from this offering, together with our current cash, cash equivalents and short-term investments, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 18 months. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or to obtain a credit facility. If additional funds are raised through the issuance of debt securities, these securities could have rights, preferences and privileges senior to holders of common stock, and the term of this debt could impose restrictions on our operations. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders, and we may not be able to obtain additional financing on acceptable terms, if at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned product development and marketing efforts, which could harm our business.

YEAR 2000 COMPLIANCE

     Many currently installed computer systems are unable to distinguish between twentieth century dates and twenty-first century dates. These systems were developed using two digits rather than four to determine the applicable year. This error could result in software failures or the creation of erroneous results.

     We have conducted the first phases of a year 2000 readiness review for the current versions of our products. The review includes assessment, implementation, including remediation, upgrading and replacement of product versions, validation testing and contingency planning.

     We have largely completed all phases of this plan, except for contingency planning, for the current versions of our products. As a result, we believe all current versions of our products to be "year 2000 compliant," as defined below, when configured and used in accordance with the related documentation, and provided that the underlying operating system of the host machine and any other software used with or in the host machine or with our products are also year 2000 compliant. We have not tested our products on all platforms or all versions of operating systems that we currently support.

     We have defined "year 2000 compliant" as the ability to:

     - correctly handle date information needed for the December 31, 1999 to January 1, 2000 date change;

     - function according to the product documentation provided for this date change, without changes in operation resulting from the advent of a new century, assuming correct configuration;

     - if the date elements in interfaces and data storage specify the century, store and provide output of date information in ways that are unambiguous as to century; and

     - recognize the year 2000 as a leap year.

     We have tested software obtained from third parties, including licensed software, shareware and freeware, that is incorporated into our products, and we are seeking assurances from our vendors that licensed software is year 2000 compliant. We plan to continue to test our current and future products by applying our year 2000 compliance criteria and to include any necessary modifications the compliance process reveals. Despite testing and assurances, our products may contain undetected errors or defects associated with year 2000 date functions. Any errors or defects in our products could result in the delay or loss of revenue, increased service costs and damage to our reputation. We are aware of lawsuits against software vendors involving year 2000 claims, and, despite testing our products, we may be sued by a customer on a year 2000 claim.

     Our internal systems include both our information technology, or IT, and non-IT systems. We have reviewed our material internal IT systems, including both our custom software and third-party software and hardware technology, but we have not performed an assessment of our non-IT systems. To the extent that we cannot test the technology provided by third party vendors, we are seeking assurances from vendors that their systems are year 2000 compliant. We are not currently aware of any material operational issues or costs associated with preparing our internal IT and non-IT systems for the year 2000. However, we may experience material unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal IT and non-IT systems.

     We do not currently have any information concerning the year 2000 compliance status of our customers. If our current or future customers fail to achieve year 2000 compliance or if they delay or divert technology expenditures, especially technology expenditures that were reserved for enterprise software systems, to address year 2000 compliance problems, our business could suffer.

     Through March 31, 1999, we have incurred nominal expenses relating to our year 2000 compliance activities and estimate that any additional costs will be nominal. However, we may experience material problems and costs that are not currently identified in our year 2000 plan.

     We have not yet fully developed a contingency plan to address situations that may result if we cannot achieve year 2000 readiness of our critical operations. The cost of developing and implementing a contingency plan may itself be material. We intend to develop a contingency plan by the fourth quarter of 1999. Finally, we are also subject to external forces that might generally affect businesses, such as utility or transportation company year 2000 failures.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     Interest Rate Sensitivity. Our operating results are sensitive to changes in the general level of U.S. interest rates, particularly because most of our cash equivalents are invested in short-term debt instruments. If market interest rates were to change immediately and uniformly by ten percent from levels at March 31, 1999, the fair value of our cash equivalents would change by an insignificant amount.

     Foreign Currency Fluctuations. We have not had any significant transactions in foreign currencies, nor do we have any significant balances that are due or payable in foreign currencies at March 31, 1999. Therefore, a hypothetical ten percent change in foreign currency rates would have an insignificant impact on our financial position or results of operations. We do not hedge any of our foreign currency exposure.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board issued accounting statement No. 130, Reporting Comprehensive Income, which requires an enterprise to report, by major components and as a single total, the change in its net assets during the period from nonowner sources. We had no comprehensive income items to report, other than net loss, for any of the periods presented. The FASB also issued accounting statement No. 131, Disclosures About Segments of an Enterprise and Related Information, which establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers. We currently operate in one reportable segment.

     In March 1998, the American Institute of Certified Public Accountants issued SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. This standard requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize them over the software's estimated useful life. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. We are currently evaluating the impact of SOP 98-1 on our financial statements and related disclosures.

     In June 1998, the Financial Accounting Standards Board issued accounting statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement requires companies to record derivatives on the balance sheet as assets or liabilities measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 will be effective for us beginning in 2000. We are currently evaluating the impact of SFAS No. 133 on our financial statements and related disclosures.

                                    BUSINESS

COMPANY OVERVIEW

     Persistence is a leading provider of transactional application servers -- software that processes transactions between users and back-end computer systems in electronic commerce systems. By caching data, or moving information stored in back-end computer systems closer to users, our software dramatically reduces network traffic, resulting in both better network performance and faster transaction processing. In addition, PowerTier is one of the few application servers that implements Sun Microsystems' full Enterprise JavaBeans standard to enable businesses to deploy sophisticated Java applications, which readily scale, or accommodate rapidly increasing numbers of users. Our PowerTier family of transactional application servers offers the speed, scalability and reliability to enable the next generation of sophisticated, high-volume electronic commerce applications. Our major customers include AT&T, Boeing, Cisco, FedEx, IBM, Instinet, Lucent, Morgan Stanley Dean Witter, Norwest, Perkin-Elmer and SuperValu.

INDUSTRY BACKGROUND

     The Internet has evolved into a global communications medium enabling millions of people to share information and conduct business electronically. As the Internet's popularity has increased, companies in industries ranging from securities trading to book selling are extending their core business processes over the Web to conduct electronic commerce with customers, suppliers and partners. The growth of these electronic commerce offerings has led to significant growth in the number of users and transactions conducted over the Web.

     While creating new business opportunities, the significant growth of electronic commerce has also created tremendous technological challenges for electronic commerce companies struggling to meet the needs of rapidly increasing numbers of users. These companies are discovering that their existing Internet software infrastructure is unable to support thousands of concurrent users or process up to thousands of transactions per second. Even casual observers of the Internet are familiar with these limitations, which include:

     - Poor performance: Initial electronic commerce offerings were not designed to scale to handle large numbers of users. Internet users accessing these systems often experience lengthy delays as the number of concurrent users increases.

     - System failures: Initial electronic commerce offerings did not anticipate the level of robustness required to operate 24 hours a day, 7 days a week. Internet users accessing these systems at peak volume can experience frequent system crashes.

     - Limited adaptability: Initial electronic commerce offerings were built on software infrastructures that offered only limited ability for customization and personalization. To remain competitive, companies must continuously enhance and differentiate their electronic commerce offerings.

     While these problems have been well-publicized in the business-to-consumer market, we believe that business-to-business interactions face even more pronounced problems due to the added complexity of managing transactions between multiple companies. In addition, the growth of the business-to-business electronic commerce market is expected to outpace the growth of the business-to-consumer market. While Forrester Research estimates that the business-to-consumer market in the United States is expected to grow from $7.8 billion in 1998 to $108 billion in 2003, they estimate that the business-to-business electronic commerce market in the United States will grow even more rapidly, from $43 billion to $1.3 trillion, in this same period.

     In large part, the problems facing these organizations, both in business-to-business and business-to-consumer electronic commerce, are derived from the continuing evolution and increasing sophistication of web-based applications. In the early days of the Internet, organizations turned to the Web for information publishing, decision support and simple transaction processing. This first generation of web-based applications focused on extending legacy applications to the Internet. These applications were typically not business-critical, and had relatively simple interactions and limited functionality. The web application server emerged as the infrastructure used to support these first generation applications.

     Today, use of the Web has changed dramatically as the Web has emerged as a leading platform for conducting electronic commerce. The number of individuals and organizations conducting transactions over the Internet has increased significantly, as organizations have offered increasingly sophisticated and feature-rich electronic commerce applications. At the same time, as organizations have begun to conduct significant volumes of business over the Internet, system failures and delays in transaction processing have ceased to be mere inconveniences and have become serious impediments to doing business. To achieve a competitive advantage in today's environment, many businesses are looking to create web-based electronic commerce offerings that are available 24 hours per day, 7 days per week and that enhance customer loyalty by leveraging partner, supplier and third party relationships. Complicating these challenges further is the need to rapidly develop and deploy these applications on "Internet time."

     As the Internet has evolved into a critical business platform, the limitations of the software infrastructure used to support electronic commerce have become apparent. The first generation web application servers were not designed to accommodate the high transaction volumes and high performance requirements that characterize electronic commerce today.

     The next generation of electronic commerce will require a fundamentally new software infrastructure, based on an application server platform optimized for high volume transaction processing over the Internet. The platform must provide:

     - Real-time scalability: accommodate up to thousands of end users with consistent sub-second response times;

     - High availability: handle system failures without interruption and without losing critical information for potentially thousands of concurrent users;

     - Rapid adaptability: allow companies to continuously improve their business processing through automated development and management of differentiated electronic commerce offerings; and

     - Business-to-business integration: enable businesses to extend their processing across organizational boundaries.

PERSISTENCE SOLUTION

     Our PowerTier family of products consists of transactional application servers that are specifically designed to enable high volume, high performance electronic commerce applications. Our products, PowerTier for EJB and PowerTier for C++, address the scalability, availability and adaptability demands that typically occur when delivering business solutions over the Internet. Our products offer the following key benefits:

     Real-Time Response for Thousands of Concurrent Users. Our PowerTier platform was designed specifically to accommodate high volume transaction processing and the data integrity requirements of distributed applications. The platform utilizes our patented caching technology. Caching is a process in which relational data is pulled out of back-end systems and into the PowerTier server cache, which allows the data to be shared and manipulated at the application server level. Replication between PowerTier server caches using the PowerSync feature allows a cluster of PowerTier servers to provide highly scalable performance as the number of users increases. This architecture helps reduce the work load on back-end systems and accelerates application performance. The effect of this architecture is to minimize unnecessary network traffic and thereby enable high performance and reliability even with significant transaction volumes. We believe our PowerTier platform offers performance that is orders of magnitude faster than traditional non-caching application servers.

     Dramatic Reductions In Time-to-Market for Electronic Commerce
Applications. Our PowerTier platform decreases time to market and development cycles for sophisticated electronic commerce applications due to our proprietary and patented object-to-relational mapping technology. This technology enables the automatic generation of software code, which minimizes basic, low-level programming tasks, such as security and database access. The PowerTier platform accelerates development by giving developers access to data in a familiar way, as software components, and provides application developers with a framework to rapidly build electronic commerce applications.

     Protects and Leverages Existing Information Technology Investments. The PowerTier platform enables developers to build new electronic commerce applications while simultaneously integrating existing back-end systems. PowerTier's flexible architecture integrates with disparate database servers, web servers and multiple clients, while supporting multiple programming languages and computing platforms. PowerTier provides enhanced flexibility and interoperability to link existing enterprise applications and systems, allowing businesses to leverage their investments in information technology and extend them over the Internet.

     Leadership in Emerging Standards. Customers are increasingly seeking open, standards-based technology solutions that enable them to develop and implement new applications rapidly. Our PowerTier products provide one of the few application server solutions that implements the full EJB specification to enable businesses to deploy high performance, scalable Java applications for the enterprise. We worked with the Sun Microsystems consortium to define an industry-wide component standard to be used when building enterprise applications with the Java language. It is this standard upon which our PowerTier platform is built, and we believe that this emerging platform has the potential to dramatically simplify the development of distributed, multi-tier electronic commerce applications. As EJB and other emerging electronic commerce standards evolve, we intend to continue to be a leading adopter and contributor to these technologies.

     Optimized Platform For Business-to-Business Electronic Commerce. Our transactional application server is designed and optimized to enable complex online transactions, providing the necessary scalable, reliable and secure infrastructure. Platforms designed to support the next generation of business-to-business electronic commerce applications must handle hundreds and potentially thousands of concurrent users while simultaneously providing reliability and security, and enabling connections to a myriad of existing and emerging back-end applications. In addition, we believe our PowerTier products are particularly well suited for multi-party, multi-step business-to-business transactions that require server-to-server communication.

PERSISTENCE STRATEGY

     Our objective is to become the leading provider of transactional application server software products that comprise the Internet software infrastructure for high volume, high performance electronic commerce applications. To achieve this goal, we intend to:

     Capture Market Share in the Emerging Business-to-Business Electronic Commerce Market. We intend to become the market leader in providing software infrastructure to enable sophisticated business-to-business electronic commerce applications. To achieve this objective, we will continue to make significant investments in building our sales and marketing organizations. We plan to launch a variety of sales and marketing programs designed to capture market share. For example, we plan to use a seeding strategy to extend our market share by offering a development version of our software that may be downloaded over the Internet to provide wide dissemination of our product to developers. We also offer educational seminars on our products and the advantages of EJB. We will continue to collaborate with our innovative and advanced customers to develop and deliver product features that address their needs. We believe that this collaboration focuses our overall product development effort and speeds our time-to-market.

     Extend Technology Leadership Position in Standards-Based Platforms for Next Generation Electronic Commerce. We intend to extend our technology leadership in the transactional application server market by enhancing our underlying technology to offer real-time scalability, high availability and rapid adaptability for the next generation of electronic commerce applications. To achieve this objective, we will continue to make significant investments in our research and development organization. In addition, we intend to be a leader in the definition and adoption of emerging technology standards, such as EJB, which we believe have the potential to dramatically simplify the development of distributed, multi-tier applications. We have been a pioneer in the areas of caching and object-relational mapping, and hold several patents on core technologies. We intend to continue to innovate and create new enabling technologies for electronic commerce.

     Expand Product Platform to Offer Complementary Solutions. In addition to extending our technology leadership, we intend to broaden and enhance our product platform to incorporate complementary solutions for developing and deploying sophisticated electronic commerce applications. We will continue to make investments in our research and development organization for many of these product initiatives. We will also consider, from time to time, bolstering these internal efforts with strategic acquisitions. For example, we have recently acquired object request broker technology, which provides the communications link between the transactional application server and the client. The addition of these complementary technologies will enable us to offer a broader platform for our customers.

     Increase Partnerships With Systems Integrators. We intend to continue to develop and expand relationships with systems integrators. We believe these third parties can effectively market our products through their existing relationships with our target market customers. In addition, our PowerTier platform is often included as part of an enterprise-wide system deployment, in which the system integrator plays a leading role. We believe that these relationships will provide additional marketing and sales channels for our products and facilitate the successful deployment of customer applications. We are currently working with a number of systems integrators, including: Alta Software, Andersen Consulting, Cambridge Technology Partners, Component Systems, Computer Sciences Corporation, Electronic Data Systems, Genesis Development Corporation and Unisys.

     Leverage Installed Customer Base. We believe that there are significant opportunities to expand the use of our products throughout our current customer base. Although most organizations initially deploy our products on a departmental or pilot basis, we believe that initial customer success with these deployments will lead to significant opportunities for enterprise-wide adoption. Further, we believe that most companies, including our customers, are just beginning to fully capitalize on the opportunities created by the Web. As these companies increasingly migrate their core business processes to the Web, we believe they will need additional licenses of our software to support and enable their new electronic commerce applications.

     Strengthen International Presence. We believe there are significant international opportunities for our products and services. We intend to continue to build our sales, marketing and services organizations in Europe to capitalize on these opportunities. Currently, we have established direct sales operations in the United Kingdom and Germany, and we intend to open an office in France. In addition to our direct sales operations, we also distribute our products throughout Europe with distributors and systems integrators. We intend to continue to build and extend these international third-party distributor and systems integrator relationships.

PRODUCTS

     Our PowerTier platform is a family of transactional application server products that deliver real-time scalability, high availability and rapid adaptability for high volume, high performance electronic commerce applications. Our current product line consists of PowerTier for EJB, which was released in 1998, and PowerTier for C++, which was released in 1997. The following table describes the major features and benefits of our PowerTier platform.

--------------------------------------------------------------------------------------------------
         PRODUCT                         FEATURES                             BENEFITS
--------------------------------------------------------------------------------------------------
  POWERTIER FOR ENTERPRISE  Shared transactional object cache     Enables real-time scalability by
  JAVABEANS                                                       reducing database traffic

                            Application server cache              Allows cooperative processing
                            synchronization                       across organizational boundaries

                            Application server failover           Delivers high availability by
                                                                  replicating information across
                                                                  clusters of application server
                                                                  caches

                            Support for EJB standard              Protects customers' IT
                                                                  investments as a result of open
                                                                  solution
--------------------------------------------------------------------------------------------------

  POWERTIER FOR C++         Shared transactional object cache     Enables real-time scalability by
                                                                  reducing database traffic

                            Application server cache              Allows cooperative processing
                            synchronization                       across organizational boundaries

                            Application server failover           Delivers high availability by
                                                                  replicating information across
                                                                  clusters of application server
                                                                  caches

                            Support for CORBA standard            Protects customers' IT
                                                                  investments as a result of open
                                                                  solution
--------------------------------------------------------------------------------------------------

  POWERTIER DEVELOPMENT     Object-to-relational mapping          Provides rapid development
  ENVIRONMENT               services                              adaptability by automating time-
                                                                  consuming development tasks

                            Integrates with leading               Enables customer to choose best
                            third-party developer tools.          of class development tools

                            Supports both Java/EJB development    Flexibility in selection of
                            and C++/CORBA development             development language
--------------------------------------------------------------------------------------------------

  POWERTIER COMMAND CENTER  Monitors status and performance of    Increases application
                            remote application servers            availability by simplifying
                                                                  detection and resolution of
                                                                  system problems

                            Manages configuration for clusters    Increases deployment
                            of application servers                adaptability by allowing instant
                                                                  reconfiguration of application
                                                                  servers to meet changing
                                                                  business requirements
--------------------------------------------------------------------------------------------------

PowerTier for EJB

     Our PowerTier for EJB application server platform incorporates our patented technologies into one of the few transactional application servers to deliver the full EJB version 1.0 standard. The EJB standard, as defined by the JavaSoft division of Sun Microsystems, is gaining rapid acceptance as a programming language for complex enterprise applications. EJB provides a consistent way to program and integrate services for companies building distributed business-to-business applications with the Java programming language.

     The EJB standard specifies container-managed persistent objects, which automate the mapping between EJB components and relational database tables. This feature allows programmers to build complex applications quickly by making relational data look like software components, which can be easily manipulated. We worked with the Sun Microsystems consortium to help define the initial EJB standard, and we continue to contribute to new versions of the EJB standard. Our PowerTier for EJB platform runs on the Windows NT and Unix operating systems.

     The latest version of our PowerTier for EJB adds a new architecture, PowerSync, to enable enterprise scalability and interoperability. PowerSync is a cache replication architecture, which allows companies to deploy tens to hundreds of PowerTier servers, each with a mirror image of every other server's data. This PowerSync feature enables companies to address increasing demands on an application by easily adding additional servers, all operating with synchronized, high-performance PowerTier caching. This version of PowerTier for EJB is currently in use by several of our major customers and is scheduled for commercial release in 1999.
                              [PowerTier Graphics]

PowerTier for C++

     Our PowerTier for C++ product is a high-performance transactional application server platform, which is based on our patented technologies and the Common Object Request Broker Architecture, or CORBA, standard for communication between distributed applications. The CORBA standard is managed by an industry group called the Object Management Group, of which we are a contributing member. We are also one of the authors, along with Oracle, IBM and others, of an emerging component of the overall CORBA standard, called the Persistent State Service specification. Our PowerTier for C++ platform runs on the Windows NT and Unix operating systems.

Patented Technology Platform

     Our application server cache software architecture and cache replication technology have been designed to serve as the foundation for a variety of scalable electronic commerce applications.

     - Shared Caching. Our cache technology is the foundation for the high performance characteristics of our transactional application server. To maximize performance, dynamic information such as product inventory data is retrieved from a database into the application server cache. This in-memory information may be accessed simultaneously by multiple users, saving each user from having to access a disk-based database for that information. This feature reduces network traffic between the application server and the database, delivering higher performance.

     - Transactional Caching. To enable users to get a consistent view of information within the shared cache, our technology prevents one user from seeing uncommitted changes made by another user. The ability of our shared application server cache to isolate users from dynamic changes to component information, such as inventory data, differentiates our application server cache from other caching technologies which can only manage static information, such as web pages. This feature allows high performance caching of dynamic or transactional information.

     - Cache Replication. Our cache replication technology provides the foundation for the scalability, stateful availability and fault tolerance of our transactional application server. We define stateful availability as a system that can transfer a user in the middle of a complex business operation, such as a portfolio valuation, from one application server to another without interruption or losing business state, such as the user's portfolio information. To provide stateful scalability, information from one application server cache can be synchronized with information in one or more other application server caches. Companies can deploy additional replicated application server caches to increase their ability to support more users, allowing them to use several smaller computers to do the work of one larger and more expensive computer. Users' requests are automatically routed to the application server with the most free capacity, enabling high performance, notwithstanding increases in user volumes. In the event of an application server failure, that application server's responsibilities are automatically reassigned to another application server, improving system availability.

     - Cluster Management. We have developed complementary, proprietary administration software, which enables remote administration for clusters of application servers, reducing both administrative costs and the possibility of error. This management software also enables centralized monitoring, via a standard web browser, of the cluster through any individual application server. This feature contributes to greater system availability and reduced administrative costs.

     - Development Automation. Our PowerTier development environment includes frameworks to automate or eliminate many development tasks. The proprietary and patented object-relational mapping feature automatically generates the software code to translate software components into relational databases. This feature reduces the programming time required to build enterprise applications. The PowerTier application server includes pre-built software services for data management, transaction management and communications, relieving the developer from having to build these services from scratch.

     - Standards-based. The PowerTier application server platform uses an open architecture that is based on industry standards such as Java, C++, CORBA, Windows NT, UNIX, SQL and others.

     We believe that research and product development will be a key to our success as a leader in the transactional application server market. Our research and development expenditures totaled $2.0 million for 1996, $3.0 million for 1997, $4.2 million for 1998, and $1.8 million for the three months ended March 31, 1999.

CUSTOMERS

     Our software products are licensed to customers worldwide for use in a wide range of electronic commerce applications, including real-time electronic trading, supply chain management, internet network management, application outsourcing and customer relationship management. The following table lists a representative selection of customers who have purchased our products.

INTERNET/COMMUNICATIONS

AT&T*
BellCore*
BellSouth
Bull Ingenerie (France Telecom)
CellularOne Group
Cisco
Cross Keys Systems
Globe ID
Imind
Lucent
Motorola
Netscape
Nokia
Scientific-Atlanta
Sequel Systems
Telstra (Australia)

MANUFACTURING & DISTRIBUTION

Asea Brown Boveri Power T&D
Boeing
IBM*
Non-Stop Solutions
Perkin-Elmer*
Qualcomm
SuperValu*
Titan Systems
Xerox
FINANCIAL SERVICES

Capital Group
Capital One Financial
CNP Assurances*
Instinet*
JP Morgan
Morgan Stanley Dean Witter*
Nike Securities
Norwest*

TRANSPORTATION & LOGISTICS

Air Canada
Air France
FedEx*
Sabre Group Holdings (American Airlines)
Transquest Information (Delta Airlines)*

OTHER

Caldwell-Spartin
Fermi National Accelerator Laboratory
National Aeronautics and Space Administration

                                          * Denotes customers who have ordered
at least $500,000 in products.
In 1998, sales of products and services to Cisco accounted for 14% of our total revenues and sales of products and services to Instinet accounted for 17% of our total revenues.

     The following case studies illustrate how selected customers have used our products to address their electronic commerce and core business application needs. These case studies are based on information supplied by these customers, however we believe the information is accurate in all material respects. Reuters, the parent of Instinet, and Cisco are both major stockholders in our company.

REAL-TIME ELECTRONIC TRADING NETWORK

     Instinet Corporation. Instinet is the world's largest electronic agency broker in equity securities. Today, trading in fixed income securities occurs almost exclusively over the telephone. Instinet plans to revolutionize this telephone-based fixed income trading with a global electronic broker trading service for fixed income dealers that can accommodate up to 1,000 transactions per second. It has designed a system which, while still being tested and not yet generally available, is expected to use hundreds of replicated PowerTier application servers operating in concert when fully deployed to meet the performance and scalability requirements of its electronic fixed income broker service.

INTRANET SUPPLY CHAIN MANAGEMENT

     Federal Express Corporation. The world's largest express transportation company, FedEx transports more than three million items to over 200 countries each business day, using a fleet of more than 620 aircraft and 44,000 vehicles. In its effort to improve on-time deliveries, FedEx has built a global operations center to monitor and control the movement of shipments worldwide. The global operations center functions as the nerve center of the FedEx transportation system, handling daily occurrences including changing flight schedules, emergency maintenance, inclement weather and excess package volumes. Because the company's existing mainframe systems lacked the required flexibility and performance, FedEx turned to us for help in building a high performance intranet system. By managing complex flight schedule information from multiple data sources within a PowerTier application server cache, the global operations center can provide real-time contingency plans, enabling FedEx to provide consistently high on-time package delivery rates and superior customer service. FedEx estimates that, using the PowerTier development environment, it has been able to significantly reduce development time for new system functionality compared to development in its traditional mainframe environment.

INTERNET SERVICE PROVIDER NETWORK MANAGEMENT

     Cisco Systems, Inc. A worldwide leader in networking for the Internet, Cisco Systems is committed to delivering hardware and software solutions that enable Service Providers to meet the rapid growth of the Internet. The Cisco Service Management System, or CSM, gives Service Providers sophisticated tools to automate time consuming network management tasks. For this system, Cisco required a highly scalable, standards-based application server platform for deploying network management applications for managed business services such as virtual private networks, Internet telephony and electronic commerce. To meet these requirements, Cisco chose the PowerTier platform. For the Cisco IP Manager product within the CSM system, PowerTier application server caching enables real-time simulation of network configuration changes, preventing costly network outages. The PowerTier development environment also enables Cisco to create a common component framework that can be reused to reduce development time for future CSM network services.

APPLICATION OUTSOURCING OVER THE INTERNET

     PE Genscope. PE GenScope, recently incorporated into Celera Genomics, provides gene discovery and characterization services for drug discovery and development. Celera's

GeneTag technology is a novel gene expression analysis method that enables pharmaceutical companies to develop new and potentially life-saving drugs by discovering and monitoring genes involved in disease. Celera's BioScope software application allows customers to access their data securely and remotely over the Internet. To allow clients to quickly analyze and view the GeneTag results, Celera needed a sophisticated software platform that could process hundreds of thousands of gene expression comparisons while avoiding data bottlenecks. Celera selected PowerTier to achieve these goals. The BioScope application utilizes the PowerTier application server cache for high volume data analysis. With the PowerTier development environment, Celera has been able to use both the Java and C++ languages to deliver the BioScope software application in only four months.

SALES AND MARKETING

     We sell our products through both a direct sales force and third party distributors. As of March 31, 1999, we had 32 people in our sales and marketing organization, of which 26 were in the United States and six were in our London and Munich offices. To support the complex enterprise nature of our sales, our direct sales force is organized into two-member teams of one sales representative and one sales engineer. We intend to increase the size of our direct sales force and to establish additional sales offices domestically and internationally.

     Our sales cycle is relatively long, generally between three and nine months. A successful sales cycle typically includes presentations to both business and technical decision makers, as well as a limited pilot program to establish technical fit.

     We engage in a variety of marketing activities, including advertising, public relations, seminars, trade shows and web site management. In particular, we have made substantial marketing investments in education and training for the EJB and C++ markets. We trained over 2,000 developers in 1998 in the EJB standard. Our web site allows developers to download a demonstration version of our products.

     Systems integrators represent an important and growing referral channel for our direct sales effort. Systems integrators frequently have relationships with our target customers and often incorporate our PowerTier platform as part of a much larger enterprise-wide system enhancement. Currently we have relationships with global and regional systems integrators, including:

     - Alta Software

     - Andersen Consulting

     - Cambridge Technology Partners

     - Component Systems

     - Computer Sciences Corporation

     - Electronic Data Systems

     - Genesis Development Corporation

     - Unisys

     In international markets, we plan to expand our sales through indirect channels, such as distributors and original equipment manufacturers. As of March 31, 1999, we were represented by five international distributors, who sell our products in Europe, Asia and Latin America.

COMPETITION

     The market for our products is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. We believe that the principal competitive factors in our market are:

     - performance, including scalability, integrity and availability;

     - ability to provide a complete software platform;

     - flexibility;

     - use of standards-based technology;

     - ease of integration with customers' existing enterprise systems;

     - quality of support and service;

     - security;

     - company reputation; and

     - price.

     Our competitors include both publicly and privately-held enterprises, including BEA Systems (WebLogic), Gemstone Systems, IBM (WebSphere), Inprise, Iona Technologies, Oracle (OAS) and Sun Microsystems (NetDynamics). Many customers may not be willing to purchase our PowerTier platform because they have already invested heavily in databases and other enterprise software components offered by these competing companies. Many of these competitors have preexisting customer relationships, longer operating histories, greater financial, technical, marketing and other resources, greater name recognition and larger installed bases of customers than we do. Moreover, there are other very large and established companies, including Microsoft and Netscape, who offer alternative solutions and are thus indirect competitors. Further, dozens of companies have announced their intention to support EJB, and may compete against us in the future. These competitors and potential competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than we can. See also "Risk
Factors -- Because we compete with Sun Microsystems, who controls the EJB application server standard, we face the risk that they may develop this standard to favor their own products" and " -- Microsoft has established a competing application server standard, which could diminish the market potential for our products if it gains widespread acceptance."

     In addition, in the PowerTier for C++ market, many potential customers build their own custom application servers, so we effectively compete against our potential customers' internal information technology departments.

INTELLECTUAL PROPERTY RIGHTS

     Our performance may depend on our ability to protect our proprietary rights to the technologies used in our principal products. If we are not adequately protected, our competitors can use the intellectual property that we have developed to enhance their products and services, which would harm our business. We rely on a combination of patents, copyright and trademark laws, trade secrets, confidentiality provisions and other contractual provisions to protect our proprietary rights, but these legal means afford only limited protection. As of April 1999, we had three issued United States patents and one pending United States patent application with allowable subject matter. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries may not protect our proprietary rights as fully as do the laws of the United States. Thus, the measures we are taking to protect our proprietary rights in the United States and abroad may not be adequate. Finally, our competitors may independently develop similar technologies.

     The software industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement and the violation of other intellectual property rights. As the number of entrants into our market increases, the possibility of an intellectual property claim against us grows. For example, we may be inadvertently infringing a patent of which we are unaware. In addition, because patent applications can take many years to issue, there may be a patent application now pending of which we are unaware, which will cause us to be infringing when it issues in the future. To address these patent infringement claims, we may have to enter into royalty or licensing agreements on disadvantageous commercial terms. Alternatively, we may be unable to obtain a necessary license. A successful claim of product infringement against us, and our failure to license the infringed or similar technology, would harm our business. In addition, any infringement claims, with or without merit, would be time-consuming and expensive to litigate or settle and would divert management attention from administering our core business.

     In March 1998, we entered into a license agreement with Sun Microsystems, pursuant to which we granted Sun Microsystems rights to manufacture and sell, by itself and not jointly with others, products under a number of our patents and Sun Microsystems granted us rights to manufacture and sell, by ourselves and not jointly with others, products under a number of Sun Microsystems' patents. As a result, Sun Microsystems may develop and sell competing products that would, in the absence of this license agreement, infringe our patents. Under this agreement, Sun Microsystems made a one-time payment to us. Neither Sun Microsystems nor we can transfer the license without the consent of the other party.

EMPLOYEES

     As of March 31, 1999, we had 81 full-time employees, including 35 in research and development, 32 in sales and marketing, six in professional services and eight in general and administrative functions. From time to time, we also employ independent contractors to support our engineering, marketing, sales and support and administrative organizations.

FACILITIES

     We are headquartered in San Mateo, California, where we lease approximately 17,000 square feet of office space under a lease expiring on June 30, 1999. We are currently negotiating an extension of this lease. We also maintain sales offices in California, Georgia, Illinois, New York, Texas and the United Kingdom and Germany. We believe that our existing facilities are adequate to meet our current and foreseeable requirements or that suitable additional or substitute space will be available as needed.

LEGAL PROCEEDINGS

     We are not currently subject to any material legal proceedings. We may from time to time become a party to various legal proceedings arising in the ordinary course of business.

                                   MANAGEMENT

                        EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth specific information regarding our executive officers and directors as of May 31, 1999:

NAME                                   AGE                      POSITION
----                                   ---                      --------
Christopher T. Keene.................  38     Chairman of the Board and Chief Executive
                                                Officer
Laurence R. Hootnick(1)..............  57     President and Director
Alan Cohen...........................  46     Senior Vice President of Sales and
                                              International Operations
Mark Douglas.........................  35     Vice President and Chief Technology Officer
Erik Frieberg........................  33     Vice President of Corporate Marketing
Barry Goss...........................  52     Vice President of Strategic Marketing
Derek Henninger......................  36     Vice President of Engineering
Janet McGraw(2)......................  33     Vice President of Product Management
Christine Russell....................  49     Chief Financial Officer and Secretary
Gregory Ennis(3)(4)..................  33     Director
Jack L. Hancock(4)...................  68     Director
William J. Harding(3)................  51     Director
Larry E. Henninger(5)................  66     Director
Merritt Lutz.........................  56     Director
Joseph P. Roebuck(6).................  63     Director
Jeffrey T. Webber....................  46     Director

-------------------------
(1) Mr. Hootnick was appointed President and director in April 1999.

(2) Ms. McGraw was appointed Vice President of Product Management in April 1999.

(3) Member of the Audit Committee.

(4) Member of the Compensation Committee.

(5) Mr. Henninger resigned as a director in April 1999.

(6) Mr. Roebuck was appointed director in May 1999.

     CHRISTOPHER T. KEENE co-founded Persistence and has served as Chief Executive Officer and a director since June 1991 and as Chairman of the Board since April 1999. From June 1991 to April 1999, Mr. Keene also served as President. Before founding Persistence, Mr. Keene was a Manager at McKinsey & Co., a management consulting firm, from July 1987 to June 1991. Mr. Keene holds a B.S. degree in Mathematical Sciences with honors from Stanford University and an M.B.A. degree from The Wharton School at the University of Pennsylvania.

     LAURENCE R. HOOTNICK joined Persistence as President and director in April 1999. From June 1996 to April 1999, Mr. Hootnick served as President and Chief Executive Officer of Consilium, Inc., a manufacturer of factory control software for integrated circuits. From December 1995 to May 1996, Mr. Hootnick served as Senior Vice President of Power Computing, a manufacturer of personal computers. From June 1995 to November 1995, he worked as a private investor and consultant. Previously, Mr. Hootnick was employed as Senior Vice President, Chief Operating Officer and director of NetManage, Inc., a developer of networking software, and as President and Chief Executive Officer of Maxtor, a manufacturer of hard disk drives. Mr. Hootnick holds a B.S. degree in Industrial Management from Massachusetts Institute of Technology and an M.B.A. degree from the University of Maryland.

     ALAN COHEN joined Persistence as Vice President of Sales in December 1997 and was promoted to Senior Vice President of Sales and International Operations in December 1998. From May 1996 to December 1997, Mr. Cohen served as Vice President of Sales at Cygnus Solutions, a developer of open-source software. Previously, he was Vice President of Sales and Operations at Information Handling Services, an information technology company, from May 1994 to May 1996. From 1990 to 1994, Mr. Cohen was Director of Sales and Marketing at International Business Machines Corporation. Before working at IBM, he was Director of Marketing at CADAM, Inc., a Lockheed subsidiary. Mr. Cohen holds B.S. and M.S. degrees in Biology from the University of Connecticut.

     MARK DOUGLAS joined Persistence as Vice President and Chief Technology Officer in April 1998. From March 1997 to March 1998, Mr. Douglas was an independent consultant. From August 1993 to February 1997, Mr. Douglas served as President and Chief Executive Officer of CenterView Software, a developer of software tools, which was acquired by Informix Software, Inc. in February 1997. From August 1992 to 1993, Mr. Douglas was a management consultant with Ernst & Young. Previously, Mr. Douglas worked at Oracle Corporation, a leading relational database management software company, serving most recently as Senior Director of the Advanced Technology Division and previously as Director of Product Line Development and Marketing of the Applications Division.

     ERIK FRIEBERG joined Persistence as Director of Marketing in March 1998 and was promoted to Vice President of Corporate Marketing in October 1998. From December 1996 to March 1998, Mr. Frieberg was Director of Enterprise Marketing at KIVA Software, Inc. a manufacturer of application server software, which was acquired by Netscape Communications Corporation in December 1997. From December 1993 to December 1996, he was Director of Marketing at CenterView Software, a developer of software tools, which was acquired by Informix Software, Inc. Mr. Frieberg holds a B.S. degree in Industrial Engineering from Northwestern University and an M.M.S. degree from the Massachusetts Institute of Technology.

     BARRY GOSS joined Persistence in December 1997 as Vice President of Marketing, an office he held until October 1998, when he was appointed Vice President of Strategic Marketing. From May 1994 to December 1997, Mr. Goss was the founder and President of Congruent Concepts, a management consulting firm serving emerging growth companies. From December 1988 to May 1994, Mr. Goss served as Director of Marketing for Verity, Inc., a provider of content-based search engine software. Mr. Goss holds a B.S. degree in Engineering Sciences from the State University of New York at Stony Brook and an M.S. degree in Mechanical Engineering and Ph.D. in Applied Mechanics from the University of Connecticut.

     DEREK HENNINGER co-founded Persistence and has served as Vice President of Engineering since June 1991. Previously, Mr. Henninger worked as a senior software engineer in the Data Interpretation Division of Metaphor Corporation, a software and hardware company, from September 1990 to June 1991. Mr. Henninger holds a B.A. degree in Economics and a B.S. degree in Computer Science and Mathematics from the University of California at Davis.

     JANET MCGRAW has served as Vice President of Product Management since April 1999. Previously, Ms. McGraw served as our Director of Product Strategy and Product Management from April 1998 to November 1998 and as Senior Director of Product Strategy and Product Management from November 1998 to April 1999. From February 1997 to March 1998, Ms. McGraw served as Director of Product Development for

Informix Software, Inc., a relational database software company. From April 1994 to January 1997, she served as Director of Product Management for CenterView Software, a developer of software tools. Previously, Ms. McGraw worked at Oracle Corporation, serving most recently as Senior Development Manager. Ms. McGraw holds a B.S. degree in Electrical Engineering and an M.S. degree in Electrical Engineering from Stanford University.

     CHRISTINE RUSSELL joined Persistence in October 1997 and has served as Chief Financial Officer and Secretary since December 1997. Previously, she served as Chief Financial Officer for Cygnus Solutions, an open source platform software company, from October 1995 to October 1997. From April 1992 to October 1995, Ms. Russell served as Chief Financial Officer of Valence Technology, a developer of lithium polymer batteries. Previously, she served as Chief Financial Officer at Covalent Technologies, Inc., a vertical software company, as Vice President of Finance of Stellar Systems, Inc., a security software and hardware company, and as Corporate Controller of Shugart Corporation, a subsidiary of Xerox. She holds a B.A. degree in English Literature and an M.B.A. degree from Santa Clara University.

     GREGORY ENNIS has served as a director since November 1996. Since July 1995, Mr. Ennis has been a Director of Thompson Clive Inc., which is the U.S. subsidiary of a London-based venture capital firm. From 1992 to July 1995, Mr. Ennis was an Associate of Thompson Clive Inc.. Previously, Mr. Ennis was a project analyst with Citibank in Frankfurt, Germany. Mr. Ennis holds an A.B. degree in Economics and Political Science from Stanford University and an M.B.A. degree from The Anderson School at the University of California at Los Angeles.

     JACK L. HANCOCK has served as a director since July 1998. Since December 1993, Mr. Hancock has been a private investor. From 1987 to December 1993, he held a variety of positions with Pacific Bell, serving most recently as Chief Information Officer and previously as Executive Vice President of Marketing and Sales and Executive Vice President of Product and Technical Support. Previously, Mr. Hancock was Executive Vice President for Information Systems, Strategic Planning and Human Resources at Wells Fargo & Company. Mr. Hancock currently serves as a director of Whittaker Corporation, a fluid control and fire safety systems company, Union Bank of California, a financial institution, and MGC Communications Corporation, Inc, an integrated communications services provider. Mr. Hancock holds a B.A. degree from West Virginia University and an M.B.A. degree from George Washington University.

     WILLIAM J. HARDING has served as a director since March 1996. Since October 1994, he has been a General Partner of Morgan Stanley Dean Witter Venture Partners, a venture capital firm. From 1985 to 1994, Dr. Harding served as General Partner of several venture capital partnerships affiliated with J.H. Whitney & Co. From 1976 to 1985, he held a variety of technical and business development positions at Amdahl Corporation, an enterprise computing company. Dr. Harding is also a director of ScanSoft, Inc., an image management software company, and several private companies. Dr. Harding holds a B.S. degree in Engineering Mathematics and an M.S. degree in Systems Engineering from the University of Arizona and a Ph.D degree in Engineering from Arizona State University.

     LARRY E. HENNINGER served as a director from February 1994 until April 1999, when he resigned as a member of the board of directors. Since 1981, Mr. Henninger has served as founder and President of Henninger & Associates, a consulting firm specializing in international and small business management and finance. Previously, Mr. Henninger was co-founder, Executive Vice President and Chief Financial Officer of Baron Data Systems, a hardware and software company. Mr. Henninger holds a B.A. degree in Economics from Stanford University and an M.B.A. degree from Santa Clara University.

     MERRITT LUTZ has served as a director since July 1997. Since September 1997, Mr. Lutz has served as a senior advisor to Morgan Stanley Dean Witter & Co., a major financial services institution, with responsibility for strategic technology investments. Since 1995 he has served as the Chairman of MS Technology Holdings, Inc. and MSIT Holdings, Inc., both of which are technology investment arms of Morgan Stanley. In 1994, Mr. Lutz joined Morgan Stanley as Managing Director of the Application Products Group. Previously, Mr. Lutz was the President of Candle Corporation, a software company, for four years. Mr. Lutz also serves as a board member of SPSS Inc., a software company, and Interlink Electronics, a hardware manufacturer, as well as several private companies. Mr. Lutz holds B.A. and M.A. degrees from Michigan State University.

     JOSEPH P. ROEBUCK has served as director since May 1999. Since November 1998, Mr. Roebuck has served as Vice President of Strategic Sales for Sun Microsystems, Inc., a manufacturer of hardware and software systems. From October 1993 to October 1998, Mr. Roebuck served as Vice President of Worldwide Sales, Computer Systems Division at Sun Microsystems, Inc. Mr. Roebuck received an A.B. degree in Liberal Arts from Cornell University.

     JEFFREY T. WEBBER has served as a director since March 1995. Since 1991, Mr. Webber has been a founding partner of R.B. Webber & Company, a management consulting firm. Since 1997, Mr. Webber has been a General Partner of The Entrepreneurs' Fund, L.P., an early stage venture capital firm. From 1987 to January 1991, he was a partner at Edgar, Dunn & Company, a management consulting firm. He began his career at McKinsey & Company, Inc. Mr. Webber serves as a director of Sybase, Inc., an enterprise software company, and Sagent Technology, Inc., a datamart solutions company, as well as several private companies. Mr. Webber holds a B.A. degree in American Studies from Yale University.

BOARD COMPOSITION

     Our certificate of incorporation and bylaws currently provide for a board of directors consisting of eight members. Beginning at the first annual meeting of stockholders after the annual meeting of stockholders at which we have at least 800 stockholders, the board of directors will be divided into three classes, each serving staggered three-year terms: Class I, whose term will expire at the first annual meeting of stockholders after our first annual meeting of stockholders at which we have 800 stockholders; Class II, whose term will expire at the second annual meeting of stockholders after our first annual meeting of stockholders at which we have 800 stockholders; and Class III, whose term will expire at the third annual meeting of stockholders after our first annual meeting of stockholders at which we have 800 stockholders. As a result, only one class of directors will be elected at each annual meeting of stockholders of Persistence, with the other classes continuing for the remainder of their respective terms. Gregory Ennis and William Harding were elected to the board of directors pursuant to a voting agreement between us and our principal stockholders. This voting agreement will terminate upon completion of this offering. Our officers are appointed by the board of directors and serve at the discretion of the board of directors.

BOARD COMPENSATION

     Our directors do not currently receive compensation for their services as members of the board of directors. Employee directors are eligible to participate in our 1997 stock plan and will be eligible to participate in our 1999 employee stock purchase plan. Nonemployee directors are eligible to participate in our 1997 stock plan and will be eligible to participate in our 1999 directors' stock option plan. See "Stock Plans."

     In April 1998, the board of directors granted Mr. Lutz an option to purchase 35,000 shares of common stock at $0.50 per share. The option becomes exercisable at the rate of 1/4th of the total number of shares on January 1, 1999 and 1/48th of the total shares per month thereafter. In July 1998, the Board granted Mr. Lutz a fully-vested option to purchase 3,572 shares of common stock at $0.50 per share in consideration of consulting services rendered by Mr. Lutz to us. In July 1998, the board of directors granted Mr. Hancock an option to purchase 35,000 shares of common stock at $0.50 per share in connection with his appointment as a director. The option becomes exercisable at the rate of 1/4th of the total number of shares on July 30, 1999 and 1/48th of the total shares per month thereafter. All these options were granted under the 1997 stock plan and have not been exercised.

     We engage R.B. Webber & Company, of which Mr. Webber is President, to perform market and business analyses for us on a project by project basis. Pursuant to this arrangement, we paid R.B. Webber & Company $18,700 in 1997 and $20,500 in 1998.

BOARD COMMITTEES

     The compensation committee currently consists of Gregory Ennis and Jack Hancock. The functions of the compensation committee are to:

     - review and approve the compensation and benefits for our executive officers and grant stock options under our stock option plans; and

     - make recommendations to the board of directors regarding these matters.

     The audit committee consists of Gregory Ennis and William Harding. The functions of the audit committee are to:

     - make recommendations to the board of directors regarding the selection of independent auditors;

     - review the results and scope of the audit and other services provided by our independent auditors; and

     - review and evaluate our audit and control functions.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the compensation committee of the board of directors are currently Gregory Ennis and Jack Hancock, neither of whom has ever been an officer or employee of Persistence. Before establishing the compensation committee in July 1998, the board of directors as a whole performed the functions delegated to the compensation committee.

                             EXECUTIVE COMPENSATION

     The following table sets forth the compensation received for services rendered to us during the year ended December 31, 1998 by our Chief Executive Officer and four other most highly compensated executive officers who earned more than $100,000 during the year ended December 31, 1998.

                           SUMMARY COMPENSATION TABLE

                                                           LONG-TERM
                                          ANNUAL          COMPENSATION
                                       COMPENSATION          AWARDS
                                   --------------------   ------------
                                                           SECURITIES
                                                           UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION        SALARY($)   BONUS($)    OPTIONS(#)    COMPENSATION($)(1)
---------------------------        ---------   --------   ------------   ------------------
Christopher Keene, Chairman of
  the Board and Chief Executive
  Officer........................  $151,670    $23,630        --                $180
Alan Cohen, Senior Vice President
  of Sales and International
  Operations.....................   140,000    108,750        --                 180
Barry Goss, Vice President of
  Strategic Marketing............   133,640     62,750        --                 180
Christine Russell, Chief
  Financial Officer..............   140,004     25,980        --                 180
Derek Henninger, Vice President
  of Engineering.................   138,337     27,230        --                 180

-------------------------
(1) We paid $180 in connection with life insurance premiums for each executive officer listed in the table during the year ended December 31, 1998.

CHANGE OF CONTROL AGREEMENTS

     We have entered into change of control agreements with Alan Cohen, Mark Douglas, Erik Frieberg, Barry Goss, Christine Russell and Laurence Hootnick, which provide that

100% of the stock options or restricted stock held by the officer shall immediately vest if he or she is terminated without cause or resigns for good reason within 12 months after a change of control transaction.

OPTION GRANTS

     We did not grant any stock options to our Chief Executive Officer or four other most highly compensated executive officers during the year ended December 31, 1998. In February 1999, we granted Christine Russell and Alan Cohen each an option to purchase 20,000 shares of common stock at $1.65 per share. Each option becomes exercisable at the rate of 1/4th of the total number of shares on February 18, 2000 and 1/48th of the total per month thereafter. Both options were granted under the 1997 Stock Plan and have not been exercised.

AGGREGATE OPTION EXERCISES AND HOLDINGS

     No options were held or exercised during the year ended December 31, 1998 by our Chief Executive Officer or our four other most highly compensated executive officers. In February 1999, we granted Christine Russell and Alan Cohen the options described above, none of which have been exercised.

STOCK PLANS

     1997 Stock Plan. Our 1997 stock plan provides for the grant of incentive stock options to employees, including employee directors, and of nonstatutory stock options and stock purchase rights to employees, directors (including employee directors) and consultants. The purposes of the 1997 stock plan are to attract and retain the best available personnel, to provide additional incentives to our employees and consultants and to promote the success of our business. The 1997 stock plan was originally adopted by our board of directors in April 1997 and approved by our stockholders in July 1997. The 1997 stock plan has been amended a number of times, most recently in April 1999, when the board of directors reserved an additional 3,000,000 shares of common stock for issuance under the 1997 stock plan and made other changes. This latest amendment will be submitted for approval by our stockholders prior to completion of this offering. As of the date of this offering, a total of 5,609,652 shares of common stock has been reserved for issuance under the 1997 stock plan (not including 38,645 shares that may be returned to our 1994 stock purchase plan, described below, upon our repurchase of such shares from participants when they terminate employment), plus an automatic annual increase on the first day of each of our fiscal years beginning in 2001, 2002, 2003, 2004 and 2005 equal to the lesser of 650,000 shares, 3.5% of our outstanding common stock on the last day of the immediately preceding fiscal year, or a lesser number of shares as determined by the board of directors. Unless terminated earlier by the board of directors, the 1997 stock plan will terminate in April 2007.

     As of March 31, 1999, options to purchase 1,388,036 shares of common stock were outstanding under the 1997 stock plan at a weighted average exercise price of $0.64 per share, 826,583 shares had been issued upon exercise of outstanding options or pursuant to restricted stock purchase agreements, and 395,033 shares remained available for future grant.

     The 1997 stock plan may be administered by the board of directors or a committee of the board, each known as the administrator. The administrator determines the terms of options and stock purchase rights granted under the 1997 stock plan, including the number of shares subject to the award, the exercise or purchase price, and the vesting or exercisability of the award and any other conditions to which the award is subject. In no event, however, may an employee receive awards for more than 2,000,000 shares under the 1997 stock plan in any fiscal year. Incentive stock options granted under the 1997 stock plan must have an exercise price of at least 100% of the fair market value of the common stock on the date of grant. Prior to this offering, nonstatutory stock options and stock purchase rights granted under the 1997 stock plan were required to have an exercise or purchase price of at least 85% of the fair market value of the common stock on the date of grant, and grants to employees who were not officers must vest at least 20% per year. After the date of this offering, the exercise price of nonstatutory stock options and the purchase price of stock purchase rights will no longer be subject to these restrictions, although nonstatutory stock options and stock purchase rights granted to our Chief Executive Officer and our four other most highly compensated officers will generally equal at least 100% of the grant date fair market value. Payment of the exercise or purchase price may be made in cash or such other consideration as determined by the administrator.

     With respect to options granted under the 1997 stock plan, the administrator determines the term of options, which may not exceed 10 years (or 5 years in the case of an incentive stock option granted to a holder of more than 10% of the total voting power of all classes of our stock). Generally, an option granted under the 1997 stock plan is nontransferable other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the optionee only by that optionee. However, the administrator may in its discretion provide for the limited transferability of nonstatutory stock options granted under the 1997 stock plan under circumstances specified in the 1997 stock plan. Stock issued pursuant to stock purchase rights granted under the 1997 stock plan is generally subject to a repurchase right exercisable by Persistence Software upon the termination of the holder's employment or consulting relationship with us for any reason (including death or disability). This repurchase right will lapse in accordance with the terms of the stock purchase right determined by the administrator at the time of grant.

     If we are acquired by another corporation, each outstanding option and stock purchase right may be assumed or an equivalent award substituted by our acquirer. However, if the acquirer does not agree to this assumption or substitution, then unvested shares and options terminate. The administrator has the authority to amend or terminate the 1997 plan, but no action may be taken that impairs the rights of any holder of an outstanding option or stock purchase right without the holder's consent. In addition, we must obtain stockholder approval of amendments to the plan as required by applicable law.

     1994 Stock Purchase Plan. The 1994 stock purchase plan was originally adopted by our board of directors in July 1994 and approved by our stockholders in July 1994. It provides for the grant of stock purchase rights to employees and a total of 640,598 shares of common stock have been reserved for issuance under the 1994 stock purchase plan. As of March 31, 1999, 640,598 shares of common stock had been issued pursuant to restricted stock purchase agreements under the 1994 stock purchase plan. No shares remained available for future grant, and we do not intend to issue any further awards under this plan. Unless sooner terminated by the board of directors, the 1994 stock purchase plan will terminate in July 2004.

     Stock purchase rights granted under the 1994 stock purchase plan were required to have a purchase price of at least 85% of the fair market value of the shares as of the date of the offer. Recipients of stock purchase rights under the 1994 stock purchase plan execute a restricted stock purchase agreement granting us an option to repurchase the shares subject to the award at the recipient's original purchase price upon termination of the recipient's employment with us prior to vesting. The shares generally vest, and our repurchase right lapses, over a four year period at the rate of one fourth of the total shares on the annual anniversary of the vesting commencement date and 1/48th of the total shares on the monthly anniversary of the vesting commencement date thereafter. Payment of the purchase price is permitted to be made in cash or other consideration as determined by the plan's administrator. Shares returned to the 1994 plan are automatically transferred to the 1997 plan.

     1999 Employee Stock Purchase Plan. Our 1999 employee stock purchase plan was adopted by the board of directors in April 1999 and will be submitted for approval by our stockholders prior to completion of this offering. A total of 600,000 shares of common stock has been reserved for issuance under the 1999 employee stock purchase plan, none of which have been issued as of the date of this offering. The number of shares reserved for issuance under the 1999 employee stock purchase plan will be subject to an automatic annual increase on the first day of each of our fiscal years beginning in 2000, 2001, 2002, 2003 and 2004 equal to the lesser of 250,000 shares, 1% of our outstanding common stock on the last day of the immediately preceding fiscal year, or a lesser number of shares as determined by the board of directors. The 1999 employee stock purchase plan becomes effective upon the date of this offering. Unless terminated earlier by the board of directors, the 1999 employee stock purchase plan will terminate twenty years following the date of this offering.

     The 1999 employee stock purchase plan, which is intended to qualify under
Section 423 of the Internal Revenue Code, will be implemented by a series of overlapping offering periods of approximately 24 months' duration, with new offering periods (other than the first offering period) commencing on February 1 and August 1 of each year. Each offering period will generally consist of four consecutive purchase periods of six months' duration, at the end of which an automatic purchase will be made for participants. The initial offering period is expected to commence on the date of this offering and end on July 31, 2001; the initial purchase period is expected to begin on the date of this offering and end on January 31, 2000, with subsequent purchase periods ending on July 31, 2000, January 31, 2001 and July 31, 2001. The 1999 employee stock purchase plan will be administered by the board of directors or by a committee appointed by the board. Our employees (including officers and employee directors), or employees of any majority-owned subsidiary designated by the board, are eligible to participate in the 1999 employee stock purchase plan if they are employed at least 20 hours per week and more than five months per year. The 1999 employee stock purchase plan permits eligible employees to purchase common stock through payroll deductions, which in any event may not exceed 20% of an employee's base salary. The price at which stock is purchased under the 1999 employee stock purchase plan is equal to the lower of 85% of the fair market value of the common stock at the beginning of each offering period or at the end of each purchase period. Employees may end their participation in the 1999 employee stock purchase plan at any time during an offering period, and participation ends automatically on termination of employment. The board may implement provisions of the 1999 employee stock purchase plan that permit stock purchases through cash or stock contributions.

     An employee cannot be granted an option under the 1999 employee stock purchase plan if immediately after the grant that employee would own stock or hold outstanding options to purchase stock equaling 5% or more of the total voting power or value of all classes of our stock or stock of our subsidiaries, or if the option would give an employee rights to purchase stock under the 1999 employee stock purchase plan at a rate that exceeds $25,000 of fair market value of the stock for each calendar year in which the option is outstanding. In addition, no employee may purchase more than 2,500 shares of common stock under the 1999 employee stock purchase plan in any one purchase period. If the fair market value of the common stock on a purchase date is less than the fair market value at the beginning of the offering period, each participant in that offering period shall automatically be withdrawn from the offering period as of the end of the purchase date and re-enrolled in the new twenty-four month offering period beginning on the first business day following the purchase date.

     If we merge or consolidate with or into another corporation or sell all or substantially all of our assets, each right to purchase stock under the 1999 employee stock purchase plan will be assumed or an equivalent right substituted by the successor corporation unless our acquiror does not agree to assume or substitute outstanding rights, in which case the offering period then in progress will be shortened so that employees' rights to purchase stock under the 1999 employee stock purchase plan are exercised prior to the transaction. The board of directors has the power to amend or terminate the 1999 employee stock purchase plan and to change or terminate offering periods as long as this action does not adversely affect any outstanding rights to purchase stock thereunder. However, the board of directors may amend or terminate the 1999 purchase plan or an offering period even if it would adversely affect outstanding options in order to avoid our incurring adverse accounting charges. In addition, the purchase price may be adjusted during an offering period in order to avoid our incurring adverse accounting charges.

     1999 Directors' Stock Option Plan. The 1999 directors' stock option was adopted by the board of directors in April 1999 and will be submitted for approval by our stockholders prior to completion of this offering. It will become effective upon the date of this offering. A total of 500,000 shares of common stock has been reserved for issuance under the 1999 directors' plan, all of which remain available for future grants. The 1999 directors' plan provides for the grant of nonstatutory stock options to our nonemployee directors. The 1999 directors' plan is designed to work automatically without administration. To the extent administration is necessary, it will be performed by the board of directors. To the extent conflicts of interest arise, it is expected that they will be addressed by abstention of any interested director from both deliberations and voting regarding matters in which that director has a personal interest. Unless terminated earlier, the 1999 directors' plan will terminate ten years from the date of this offering in April 2009.

     The 1999 directors' plan provides that each person who becomes a nonemployee director after the completion of this offering will be granted: (1) a nonstatutory stock option to purchase 20,000 shares of common stock on the date on which he or she first becomes a member of our board of directors, (2) an additional nonstatutory stock option to purchase 20,000 shares on the one year anniversary of his or her election as a director and (3) an additional nonstatutory stock option to purchase 4,000 shares on the first day of each fiscal year beginning at least two years after his or her election as a director. Each nonemployee director who was a member of the board of directors before the completion of the offering will be granted an option to purchase 4,000 shares of common stock on the first day of each fiscal year beginning on January 1, 2000.

     All options granted under the 1999 directors' plan will have a term of ten years and an exercise price equal to the fair market value of our common stock on the date of grant and will be nontransferable. All options granted under the 1999 directors' plan shall vest in full immediately upon grant. If a nonemployee director ceases to serve as a director for any reason other than death or disability, he or she may, but only within 90 days after the date he or she ceases to be a director, exercise options granted under the directors' plan. If he or she does not exercise the option within this 90-day period, the option shall terminate. If a director's service terminates as a result of his or her disability or death, or if a director dies within three months following termination for any reason, the director or his or her estate will have 12 months after the date of termination or death, as applicable, to exercise options that were vested as of the date of termination.

     If we are acquired by another corporation, each option outstanding under the directors' plan will be assumed or equivalent options substituted by our acquirer, unless our acquirer does not agree to this assumption or substitution, in which case the options will terminate upon consummation of the transaction to the extent not previously exercised. Our board of directors may amend or terminate the 1999 directors' plan as long as that action does not adversely affect any outstanding option and we obtain stockholder approval for any amendment to the extent required by applicable law.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation and bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of or her actions in that capacity, regardless of whether the bylaws would permit indemnification.

     We have entered into agreements to indemnify our directors and executive officers in addition to indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses specified in the agreements, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his or her services as a director or executive officer of Persistence, any subsidiary of Persistence or any other entity to which he or she provides services at our request. In addition, we maintain directors' and officers' insurance. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

     In April 1997, we issued Derek Henninger, one of our executive officers, 1,700 shares of common stock at $0.23 per share under the 1994 stock purchase plan. In December 1997, we issued each of Barry Goss, Alan Cohen and Christine Russell, each of whom is an executive officer, 260,000 shares of common stock at $0.23 per share under the 1997 stock plan. All these shares are subject to a right of repurchase at cost in our favor which lapses at the rate of 1/4th of the total number of shares on the first anniversary of the vesting commencement date and 1/48th of the total number of shares per month thereafter.


     In April 1998, we granted Mark Douglas and Janet McGraw, each an executive officer, options to purchase 130,000 and 75,000 shares of common stock, respectively, at $0.50 per share. In July 1998, we granted Jack L. Hancock, one of our directors, an option to purchase 35,000 shares of common stock at $0.50 per share in connection with his appointment as a director. In July 1998, we granted Mark Douglas an option to purchase 65,000 shares of common stock at $0.50 per share and we granted Janet McGraw an option to purchase 35,000 shares of common stock at $0.50 per share. In October 1998, we granted Erik Frieberg, an executive officer, an option to purchase 55,000 shares of common stock at $0.60 per share. In February 1999, we granted Christine Russell and Alan Cohen each an option to purchase 20,000 shares of common stock at $1.65 per share. In April 1999, we granted Janet McGraw and Mark Douglas each an option to purchase 20,000 shares of common stock at $10.00 per share. All these options become exercisable at the rate of 1/4th of the total number of shares on the first anniversary of the vesting commencement date and 1/48th of the total number of shares per month thereafter. All these options were granted under the 1997 stock plan and have not been exercised.



     In April 1998, we granted Erik Frieberg an option under the 1997 stock plan to purchase 75,000 shares of common stock at $0.50 per share. The option becomes exercisable at the rate of 1/4th of the total number of shares on the first anniversary of the vesting commencement date and 1/48th of the total number of shares per month thereafter. In April 1999, Mr. Frieberg exercised the option to purchase 18,750 of these shares.


     In April 1999, we granted Gregory Ennis, Jack Hancock, Larry Henninger, William Harding, Merritt Lutz and Jeffrey Webber, who serve as our directors, each an option under the 1997 stock plan to purchase 10,000 shares of common stock at $10.00 per share. In April 1999, we also granted Joseph Roebuck, who serves as our director, an option under the 1997 stock plan to purchase 20,000 shares of common stock at $10.00 per share. These options are fully-vested and have not been exercised.

     In April 1999, we granted Laurence Hootnick, our President and a director, an option to purchase 850,000 shares of common stock at $10.00 per share. The option is immediately exercisable. However, if the option is exercised, the underlying shares are subject to a right of repurchase at $10.00 per share in our favor in the event Mr. Hootnick ceases employment with us. Our repurchase option lapses at the rate of 1/4th of the total number of shares on the first anniversary of the vesting commencement date and 1/48th of the total number of shares per month thereafter. In April 1999, we also granted Mr. Hootnick an option to purchase 340,000 shares of common stock at $10.00 per share. The option vests upon the earlier of five years or the attainment of specified revenue milestones within 36 months of Mr. Hootnick's first date of employment.

     In April 1998, we granted Merritt Lutz, one of our directors, an option to purchase 35,000 shares of common stock at $0.50 per share. The option becomes exercisable at the rate of 1/48th of the total number of shares on January 1, 1999 and 1/48th of the total shares per month thereafter. In connection with consulting services tendered to us, we granted Mr. Lutz a fully-vested option to purchase 3,572 shares of common stock at $0.50 per share in July 1998, a fully-vested option to purchase 6,288 shares of common stock at $1.65 per share in February 1999, and a fully-vested option to purchase 393 shares of common stock at $10.00 per share in April 1999. All of these options were granted under the 1997 stock plan and have not been exercised.

     We engage R.B. Webber & Company to perform market and business analysis for us on a project by project basis. Jeffrey Webber, one of our directors, is President of R.B. Webber. In connection with these services, we paid R.B. Webber & Company $18,700 in 1997 and $20,500 in 1998. In addition, we have issued Mr. Webber common stock in connection with consulting services rendered to us by Mr. Webber. In April 1996, we issued Mr. Webber 29,060 shares of common stock at $0.23 per share. In November 1996, we issued Mr. Webber 3,300 shares of common stock at $0.23 per share. All these shares were issued under the 1994 stock purchase plan.

     Larry E. Henninger, who served on our board of directors from February 1994 to April 1999, is the father of Derek P. Henninger, our Vice President of Engineering. We have an unwritten consulting arrangement with Larry Henninger, pursuant to which we paid Mr. Henninger $18,000 per year during each of 1996, 1997 and 1998. In April 1997, in connection with these consulting services, we sold Mr. Henninger 7,000 shares of common stock at $0.23 per share. We currently intend to continue to pay Mr. Henninger $1,500 per month as a retainer for consulting services.

     We entered into change of control agreements with Christine Russell on February 18, 1997, with Alan Cohen on December 31, 1997, with Barry Goss on January 1, 1998, with Erik Frieberg on March 23, 1998, with Mark Douglas on April 1, 1998 and with Laurence Hootnick on April 29, 1999. These change of control agreements provide that restricted stock or stock options granted to these officers under the 1997 stock plan will immediately vest if they are terminated without cause or resign for good reason within 12 months after our change of control. This offering will not constitute a change of control.

     The following executive officers have issued full recourse promissory notes in our favor in order to purchase shares of common stock pursuant to stock purchase rights granted under the 1997 stock plan:

NAME                      DATE OF NOTE    PRINCIPAL AMOUNT    DATE DUE    INTEREST RATE
----                      ------------    ----------------    --------    -------------
Alan Cohen..............    12/30/97          $53,820         12/30/01        5.93%
Barry Goss..............    12/27/97          $53,820         12/27/01        5.93%
Christine Russell.......    12/27/97          $53,820         12/27/01        5.93%

     We have entered into indemnification agreements with our officers and directors containing provisions that may require us to indemnify our officers and directors against liabilities that may arise by reason of their status or service as officers or directors, other than liabilities arising from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceeding against them.

     In November 1996, we entered into a technology development and license agreement with Morgan Stanley Dean Witter & Co., pursuant to which Morgan Stanley Dean Witter paid us a purchase advance of $50,000 and granted us a source code license to incorporate specific technology into products to be developed for Morgan Stanley Dean Witter and other commercial use. If we default under the agreement, Morgan Stanley Dean Witter is entitled to use portions of our source code specified in the agreement to develop products for internal use and to use object code versions of specified products we have developed under the agreement. We recognized revenue of $300,000 from Morgan Stanley Dean Witter in 1997 and revenue of $168,000 from Morgan Stanley Dean Witter in 1998. At December 31, 1998, we had $30,000 of deferred revenue and $101,000 of accounts receivable with Morgan Stanley Dean Witter. MSIT Holdings, Inc. and Morgan Stanley & Co.'s wholly-owned subsidiaries, Morgan Stanley Venture Capital Fund II, L.P., Morgan Stanley Venture Investors, L.P. and Morgan Stanley Venture Capital Fund II, C.V., own shares of our Series B and Series C preferred stock. MSIT Holdings, Inc. and the managing general partner of the general partner of the Morgan Stanley Dean Witter Venture Partner entities are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co. Merritt Lutz, who is affiliated with MSIT Holdings, Inc., and William Harding, who is affiliated with the Morgan Stanley Dean Witter Venture Partner entities, serve as our directors.

     The following table summarizes the shares of preferred stock purchased by our directors and 5% stockholders and persons and entities associated with them in private placement transactions. The shares of Series A preferred stock were sold at $0.59662 per share, the shares of Series B preferred stock were sold at $2.29 per share, the shares of Series C preferred stock were sold at $4.63 per share, and the shares of Series D preferred stock were sold at $5.35 per share.

                                                                    SERIES       SERIES
                                         SERIES A     SERIES B         C            D
ENTITIES AFFILIATED WITH DIRECTORS       PREFERRED    PREFERRED    PREFERRED    PREFERRED
----------------------------------       ---------    ---------    ---------    ---------
Entities affiliated with Thompson
  Clive Investments plc
  (Gregory Ennis)......................  2,084,715      218,341     10,799           --
Entities affiliated with Morgan Stanley
  Dean Witter Venture Partners
  (William J. Harding).................         --    1,528,384     21,598           --
MSIT Holdings, Inc. (Merritt Lutz).....         --    1,484,716         --           --
The Entrepreneurs' Fund, L.P.
  (Jeffrey T. Webber)..................     50,000           --     53,996       28,037

-------------------------

This table includes:

- shares held by Thompson Clive Investments plc. Mr. Ennis is a director of Thompson Clive Inc., a wholly-owned U.S. subsidiary of Thompson Clive & Partners Limited, the manager of Thompson Clive Investments plc. Mr. Ennis is a director of Persistence. He disclaims beneficial ownership of the shares held by the entity except to the extent of his proportionate interest therein.

- shares held by Morgan Stanley Venture Capital Fund II, L.P., Morgan Stanley Venture Investors, L.P. and Morgan Stanley Venture Capital Fund II, C.V. Dr. Harding is a general partner of Morgan Stanley Venture Partners II, L.P., which is the general partner of Morgan Stanley Venture Capital Fund II, L.P., Morgan Stanley Venture Investors, L.P. and Morgan Stanley Venture Capital Fund II, C.V., and a director of Persistence. He disclaims beneficial ownership of the shares held by these entities except to the extent of his proportionate interest therein.

- shares held by MSIT Holdings, Inc. Mr. Lutz is the Chairman of MSIT Holdings, Inc. and a director of Persistence. He disclaims beneficial ownership of the shares held by this entity except to the extent of his proportionate interest therein.

- shares held by Lighthouse Nineteen Ninety-Nine Fund, LDC and The Entrepreneurs' Fund, L.P. Mr. Webber is a beneficiary of a trust which indirectly owns Lighthouse Nineteen Ninety-Nine Fund, LDC, a general partner of The Entrepreneurs' Fund, L.P., and a director of Persistence. He disclaims beneficial ownership of the shares held by the entities except to the extent of his proportionate interest therein.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information known to us with respect to beneficial ownership of our common stock as of May 31, 1999, as adjusted to reflect the sale of common stock offered in this offering, by:

     - each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding common stock,

     - each director,

     - our Chief Executive Officer and four other most highly compensated executive officers, and

     - all directors and executive officers as a group.


                                                               PERCENT BENEFICIALLY
                                                                      OWNED
                                                               --------------------
                                                 NUMBER OF      BEFORE      AFTER
                                                   SHARES      OFFERING    OFFERING
                                                 ----------    --------    --------
Christopher T. Keene...........................   2,790,000     18.06%      15.12%
Gregory Ennis(1)...............................   2,428,095     15.71       13.15
Thompson Clive Investments plc(2)..............   2,418,095     15.65       13.11
  3000 Sand Hill Road
  Building 1, Suite 185
  Menlo Park, CA 94025
William J. Harding(3)..........................   1,559,982     10.09        8.45
Entities affiliated with Morgan Stanley Dean
  Witter Venture Partners(4)...................   1,549,982     10.03        8.40
  3000 Sand Hill Road
  Building 4, Suite 250
  Menlo Park, CA 94025
Merritt Lutz(5)................................   1,518,094      9.81        8.21
MSIT Holdings, Inc.............................   1,484,716      9.61        8.05
  1585 Broadway
  New York, NY 10036
Derek Henninger(6).............................   1,301,700      8.43        7.06
Laurence R. Hootnick(7)........................     850,000      5.22        4.40
Jeffrey T. Webber(8)...........................     269,393      1.74        1.46
Alan Cohen(9)..................................     260,000      1.68        1.41
Barry Goss.....................................     260,000      1.68        1.41
Christine Russell..............................     260,000      1.68        1.41
Joseph P. Roebuck(10)..........................      20,000      *           *
Jack L. Hancock(11)............................      18,750      *           *
All directors and executive officers as a group
  (14 persons).................................  11,650,076     70.55%      58.41%


-------------------------
   * Less than 1% of the outstanding shares of common stock.


  (1) Includes 10,000 shares issuable upon exercise of an option that will be exercisable within 60 days of May 31, 1999, 2,313,855 shares held by Thompson Clive Investments plc, 52,120 shares held by Thompson Clive Inc. 401(k) fbo Greg Ennis and 52,120 shares held by Thompson Clive Inc. 401(k) fbo Peter H. Ziebelman. Mr. Ennis is a director of Thompson Clive Inc., a wholly-owned U.S. subsidiary of Thompson Clive & Partners Limited, the manager of Thompson Clive

      Investments plc. Mr. Ennis disclaims beneficial ownership of the shares held by the entities except to the extent of his proportionate interest therein.

  (2) Includes 52,120 shares held by Thompson Clive Inc. 401(k) fbo Greg Ennis and 52,120 shares held by Thompson Clive Inc. 401(k) fbo Peter H. Ziebelman.


  (3) Includes 10,000 shares issuable upon exercise of an option that will be exercisable within 60 days of May 31, 1999, 1,027,381 shares held by Morgan Stanley Venture Capital Fund II, L.P., 266,642 shares held by Morgan Stanley Venture Investors, L.P. and 255,959 shares held by Morgan Stanley Venture Capital Fund II, C.V. Dr. Harding is a general partner of Morgan Stanley Venture Partners II, L.P., which is the managing general partner of the general partner of Morgan Stanley Venture Capital Fund II, L.P., Morgan Stanley Venture Investors, L.P. and Morgan Stanley Venture Capital Fund II, C.V. He disclaims beneficial ownership of the shares held by the entities except to the extent of his proportionate interest therein.


  (4) Includes 1,027,381 shares held by Morgan Stanley Venture Capital Fund II, L.P., 266,642 shares held by Morgan Stanley Venture Investors, L.P. and 255,959 shares held by Morgan Stanley Venture Capital Fund II, C.V.

  (5) Includes 33,378 shares issuable upon exercise of options which will be exercisable within 60 days of May 31, 1999 and 1,484,716 shares held by MSIT Holdings, Inc. Mr. Lutz is the Chairman of MSIT Holdings, Inc. He disclaims beneficial ownership of the shares held by the entity except to the extent of his proportionate interest therein.


  (6) Includes 1,301,700 shares held by The Henninger Family Trust. Mr. Henninger is a trustee of this entity.



  (7) Includes 850,000 shares issuable upon exercise of an option which will be exercisable within 60 days of May 31, 1999, but which are subject to a right of repurchase in our favor at cost in the event Mr. Hootnick ceases employment with us.



  (8) Includes 10,000 shares issuable upon exercise of an option that will be exercisable within 60 days of May 31, 1999, 130,000 shares held by Lighthouse Nineteen Ninety-Nine Fund, LDC, 82,033 shares held by The Entrepreneurs' Fund, L.P. and 45,000 shares held by Healdsburg Consulting Group. Mr. Webber is a beneficiary of a trust that indirectly owns Lighthouse Nineteen Ninety-Nine Fund, LDC, as well as a general partner of The Entrepreneurs' Fund, L.P. and President of Healdsburg Consulting Group. He disclaims beneficial ownership of the shares held by the entities except to the extent of his proportionate interest therein.



  (9) Includes 260,000 shares held by Alan B. Cohen and Vivian L. Cohen, Trustees of the Alan and Vivian Cohen Trust of 12/2/98. Mr. Cohen is a trustee of this entity. He disclaims beneficial ownership of the shares except to the extent of his proportionate interest therein.



 (10) Includes 20,000 shares issuable upon exercise of an option that will be exercisable within 60 days of May 31, 1999.



 (11) Includes 18,750 shares issuable upon exercise of an option that will be exercisable within 60 days of May 31, 1999.



     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of May 31, 1999. The shares issuable pursuant to these options are deemed outstanding for computing the percentage ownership of the person holding these options but are not deemed outstanding for the purposes of computing the percentage ownership of each other person. The number of shares listed in the table above for all directors and executive officers as a group includes 18,750 outstanding shares and options to purchase 95,312 shares that are currently exercisable within 60 days of May 31, 1999 held by executive officers not named in the table. The table excludes 252,000 shares held as of May 31, 1999 by Larry Henninger, who resigned as a director in April 1999.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the completion of this offering, we will be authorized to issue 75,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value. The following description of our capital stock is intended to be a summary and does not describe all provisions of our certificate of incorporation or bylaws or Delaware law applicable to Persistence. For a more thorough understanding of the terms of our capital stock, you should refer to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

     As of March 31, 1999, there were 15,447,941 shares of common stock outstanding, held of record by approximately 108 stockholders, which reflects the conversion of all outstanding shares of preferred stock into common stock. In addition, as of March 31, 1999, there were 1,388,036 shares of common stock subject to outstanding options and 80,556 shares of common stock subject to outstanding warrants. Upon completion of this offering, there will be 18,447,941 shares of common stock outstanding, assuming no exercise of the underwriters' overallotment option or additional exercise of outstanding options under our stock option plan and warrants.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably dividends as may be declared by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

PREFERRED STOCK

     Upon the closing of the offering, all outstanding shares of preferred stock will be converted into 7,697,885 shares of common stock and automatically retired. Thereafter, the board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing our change in control without further action by the stockholders. We have no present plans to issue any shares of preferred stock.

WARRANTS

     As of March 31, 1999 there were warrants outstanding to purchase a total of 55,556 shares of common stock at a price of $0.90 per share, which expire on December 31, 2001. In addition, there were warrants outstanding to purchase a total of 25,000 shares of common stock at $0.90 per share, which expire on February 6, 2001.

REGISTRATION RIGHTS

     The holders of 7,726,434 shares of common stock and warrants to purchase 80,556 shares of common stock (the "registrable securities") are entitled to have their shares registered by us under the Securities Act under the terms of an agreement between us and the holders of the registrable securities. Subject to limitations specified in the agreement, these registration rights include the following:

     - The holders registrable securities may require, on two occasions beginning six months after the date of this prospectus, that we use our best efforts to register the registrable securities for public resale, provided that the aggregate offering price for these registrable securities is at least $5,000,000. This right is subject to the ability of the underwriters to limit the number of shares included in the offering in view of market conditions.

     - If we register any common stock, either for our own account or for the account of other security holders, the holders of registrable securities are entitled to include their shares of common stock in that registration. This right is subject to the ability of the underwriters to limit the number of shares included in the offering in view of market conditions.

     - The holders of at least 1% of the then outstanding registrable securities may require us to register all or a portion of their registrable securities on Form S-3 when use of this form becomes available to us, provided that the proposed aggregate offering price is at least $1,000,000. The holders of registrable securities may not exercise this right within six months immediately following the effective date of a Form S-3 registration previously demanded by the holders of registrable securities or more than once in any twelve-month period.

     We will bear all registration expenses other than underwriting discounts and commissions, except in the case of registrations on Form S-3 demanded after one such registration on Form S-3 has already been declared effective. All registration rights terminate on the date five years following the closing of this offering, or, with respect to each holder of registrable securities, at the time when the holder owns less than 2% of the voting stock and is entitled to sell all of its shares in any three month period under Rule 144 of the Securities Act.

DELAWARE ANTI-TAKEOVER LAW AND PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     Provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us or to remove our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Persistence to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging these proposals because, among other things, negotiation could result in an improvement of their terms.

     We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

     - the board of directors approved the transaction in which the person became an interested stockholder prior to the date the interested stockholder attained this status;

     - upon consummation of the transaction that resulted in the person's becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

     - on or subsequent to the date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders.

     A business combination generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

     Our certificate of incorporation and bylaws do not provide for the right of stockholders to act by written consent without a meeting or for cumulative voting in the election of directors. In addition, our certificate of incorporation permits the board of directors to issue preferred stock with voting or other rights without any stockholder action. Our certificate of incorporation provides for the board of directors to be divided into three classes, with staggered three-year terms, commencing at our first annual meeting of stockholders following the date on which we have at least 800 stockholders. As a result, only one class of directors will be elected at each annual meeting of stockholders. Each of the two other classes of directors will continue to serve for the remainder of its respective three-year term. These provisions, which require the vote of stockholders holding at least two thirds of the outstanding common stock to amend, may have the effect of deterring hostile takeovers or delaying changes in our management.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is U.S. Stock Transfer Corporation. The transfer agent's address and telephone number is 1745 Gardena Avenue, Glendale, CA, 91204, (818)502-1404.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. As described below, no shares currently outstanding will be available for sale immediately after this offering because of contractual restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and impair our ability to raise equity capital in the future.

     Upon completion of the offering, we will have 18,447,941 outstanding shares of common stock. Of these shares, the 3,000,000 shares sold in the offering, plus any shares issued upon exercise of the underwriters' overallotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. In general, affiliates include officers, directors or 10% stockholders.

     The remaining 15,447,941 shares outstanding are restricted securities within the meaning of Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of restricted securities in the public market, or the availability of these shares for sale, could adversely affect the market price of the common stock.

     Our directors, officers and securityholders have entered into lock-up agreements in connection with this offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 90 or 180 days after the date of this prospectus without the prior written consent of BancBoston Robertson Stephens. Notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k)and 701, shares subject to lock-up agreements will not be salable until these agreements expire or are waived by BancBoston Robertson Stephens. Taking into account the lock-up agreements, and assuming BancBoston Robertson Stephens does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

     - Beginning on the effective date of this prospectus, only the 3,000,000 shares sold in the offering will be immediately available for sale in the public market.

     - Beginning 90 days after the effective date, approximately 147,790 shares will be eligible for sale, none of which will be subject to volume, manner of sale and other limitations under Rule 144. None of these shares are held by affiliates.

     - Beginning 180 days after the effective date, approximately 14,434,150 shares will be eligible for sale, 7,014,673 of which will be subject to volume, manner of sale and other limitations under Rule 144. All but 3,636,301 of the total 14,434,150 shares are held by affiliates.

     - The remaining 866,001 shares will be eligible for sale pursuant to Rule 144 upon the expiration of various one-year holding periods during the six months following 180 days after the effective date. All but 837,964 of these shares are held by affiliates.

     In general, under Rule 144 as currently in effect, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - one percent of the number of shares of common stock then outstanding which will equal approximately 184,479 shares immediately after the offering; or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

     Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice, and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at anytime during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell his or her shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Rule 701, as currently in effect, permits our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract to resell these shares in reliance upon Rule 144 but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

     In addition, we intend to file registration statements under the Securities Act as promptly as possible after the effective date to register shares to be issued pursuant to our employee benefit plans. As a result, any options or rights exercised under the 1994 stock purchase plan, the 1997 stock plan, the 1999 employee stock purchase plan, the 1999 directors' stock option plan or any other benefit plan after the effectiveness of the registration statements will also be freely tradable in the public market. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resalable under Rule 701. As of March 31, 1999 there were outstanding options for the purchase of 1,388,036 shares of common stock, of which options to purchase 271,235 shares were exercisable.

                                  UNDERWRITING

     The underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc., U.S. Bancorp Piper Jaffray Inc. and SoundView Technology Group, Inc., have entered into an underwriting agreement with us to purchase the number of shares of common stock set forth opposite their names below. The underwriters are committed to purchase and pay for all of the shares listed below if any shares are purchased.

                     UNDERWRITER                         NUMBER OF SHARES
                     -----------                         ----------------
BancBoston Robertson Stephens Inc. ..................
U.S. Bancorp Piper Jaffray Inc. .....................
SoundView Technology Group, Inc. ....................
                                                             --------
          Total......................................       3,000,000
                                                             ========

     Shares sold by the underwriters will initially be offered to the public at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be
sold at a discount of up to      per share from the initial public offering
price. These securities dealers may resell any shares purchased from the
underwriters to other brokers or dealers at a discount of up to      per share
from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

     Over-Allotment Option. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 450,000 additional shares of common stock at the same price per share as we will receive for the 3,000,000 shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment, to purchase approximately the same percentage of such additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the 3,000,000 shares in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the 3,000,000 shares are being sold.


     The offering is being conducted in accordance with Rule 2720 of the National Association of Securities Dealers, Inc. which provides that, among other things, when an NASD member firm participates in the offering of equity securities of a company with whom such member has a "conflict of interest", the initial public offering price can be no higher than recommended by a "qualified independent underwriter". Morgan Stanley Dean Witter & Co. is deemed to have a conflict of interest due to the fact that certain entities affiliated with Morgan Stanley Dean Witter & Co. own more than 10% of our capital stock. BancBoston Robertson Stephens is serving as the qualified independent underwriter in the offering and will recommend a price in compliance with the requirements of Rule 2720. BancBoston Robertson Stephens has performed due diligence investigations and reviewed and participated in the preparation of the prospectus and the registration statement of which this prospectus forms a part. BancBoston Robertson Stephens will receive no additional compensation in its capacity as the qualified independent underwriter.


     Indemnification. The underwriting agreement contains covenants of indemnity among the underwriters and us against specified civil liabilities, including liabilities under the

Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

     Lock-up Agreement. Each of our officers, directors and securityholders agreed with the representatives or us for a period of 180 days, and in the case of some securityholders 90 days, after the effective date of this prospectus, not to dispose of or hedge any shares of common stock, or securities convertible into or exchangeable for shares of common stock, now owned or later acquired by them without the prior written consent of BancBoston Robertson Stephens Inc. However, BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. All of the shares of common stock subject to the lock-up agreements will be eligible for sale in the public market upon the expiration of the lock-up agreements, subject to holding period, volume limitations and other conditions of Rule 144.

     Future Sales. In addition, we have agreed that during the 180 days following the effective date of this prospectus, we will not, without the prior written consent of BancBoston Robertson Stephens Inc., subject to limited exceptions (including in connection with acquisitions), dispose of or hedge any shares of common stock, or any securities convertible into, exercisable for or exchangeable for shares of common stock, other than (i) our sales of shares in this offering, (ii) the issuance of common stock upon the exercise of outstanding options or warrants or (iii) our issuance of options or shares under the 1994 stock purchase plan, 1997 stock plan, 1999 employee stock purchase plan and 1999 directors' stock option plan.

     The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Determination of Offering Price. Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the common stock in this offering has been determined through negotiations among us and the representatives of the underwriters. The factors considered in these negotiations included prevailing market conditions, our financial information, the market valuation of other companies that we and the representatives believe to be comparable to us, estimates of our business potential and the business potential of the industry in which we compete, an assessment of our management, our past and present operation, the prospects for our future revenues and other factors deemed relevant.

     Share Ownership by Underwriters. An entity affiliated with U.S. Bancorp Piper Jaffray Inc. purchased an aggregate of 53,996 shares of our Series C preferred stock from us in August 1998. This affiliate is subject to the 180-day lock-up that applies to other securityholders as described above. U.S. Bancorp Piper Jaffray Inc. and its affiliates (other than the holder described above) will be permitted to engage in stabilization, brokerage and ordinary course of business transactions. See "Shares Eligible for Future Sale."

     Stabilization. The representatives have advised us that, pursuant to Regulation M under the Securities Act, some persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Reserved Shares. The underwriters have reserved for sale at the initial public offering price up to 5% of the common stock in this offering for individuals designated by us who have expressed an interest in purchasing shares of common stock in this offering. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. The underwriters will offer any reserved shares not so purchased to the general public on the same basis as other shares in this offering described above.

     Under an agreement among us and our principal stockholders, affiliates of Amerindo Investment Advisors L.P. have the right to purchase up to 3% of the shares offered in this offering. To exercise this right, these entities must state the number of shares they intend to purchase and commit to purchase such number within five business days after we provide them notice of this offering.

                                  UNDERWRITING

     The underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc., U.S. Bancorp Piper Jaffray Inc. and SoundView Technology Group, Inc., have entered into an underwriting agreement with us to purchase the number of shares of common stock set forth opposite their names below. The underwriters are committed to purchase and pay for all of the shares listed below if any shares are purchased.

                                                               NUMBER
                                                              OF SHARES
                                                              ---------
UNDERWRITER
BancBoston Robertson Stephens Inc. .......................
U.S. Bancorp Piper Jaffray Inc. ..........................
SoundView Technology Group, Inc. .........................

INTERNATIONAL UNDERWRITER
BancBoston Robertson Stephens International Limited ......

                                                              ---------
          Total...........................................    3,000,000
                                                              =========

     Shares sold by the underwriters will initially be offered to the public at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be
sold at a discount of up to      per share from the initial public offering
price. These securities dealers may resell any shares purchased from the
underwriters to other brokers or dealers at a discount of up to      per share
from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

     Over-Allotment Option. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 450,000 additional shares of common stock at the same price per share as we will receive for the 3,000,000 shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment, to purchase approximately the same percentage of such additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the 3,000,000 shares in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the 3,000,000 shares are being sold.


     The offering is being conducted in accordance with Rule 2720 of the National Association of Securities Dealers, Inc. which provides that, among other things, when an NASD member firm participates in the offering of equity securities of a company with whom such member has a "conflict of interest", the initial public offering price can be no higher than recommended by a "qualified independent underwriter". Morgan Stanley Dean Witter & Co. is deemed to have a conflict of interest due to the fact that certain entities affiliated with Morgan Stanley Dean Witter & Co. own more than 10% of our capital stock. BancBoston Robertson

Stephens is serving as the qualified independent underwriter in the offering and will recommend a price in compliance with the requirements of Rule 2720. BancBoston Robertson Stephens has performed due diligence investigations and reviewed and participated in the preparation of the prospectus and the registration statement of which this prospectus forms a part. BancBoston Robertson Stephens will receive no additional compensation in its capacity as the qualified independent underwriter.


     Indemnification. The underwriting agreement contains covenants of indemnity among the underwriters and us against specified civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

     Lock-up Agreement. Each of our officers, directors and securityholders agreed with the representatives or us for a period of 180 days, and in the case of some securityholders 90 days, after the effective date of this prospectus, not to dispose of or hedge any shares of common stock, or securities convertible into or exchangeable for shares of common stock, now owned or later acquired by them without the prior written consent of BancBoston Robertson Stephens Inc. However, BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. All of the shares of common stock subject to the lock-up agreements will be eligible for sale in the public market upon the expiration of the lock-up agreements, subject to holding period, volume limitations and other conditions of Rule 144.

     Future Sales. In addition, we have agreed that during the 180 days following the effective date of this prospectus, we will not, without the prior written consent of BancBoston Robertson Stephens Inc., subject to limited exceptions (including in connection with acquisitions), dispose of or hedge any shares of common stock, or any securities convertible into, exercisable for or exchangeable for shares of common stock, other than (i) our sales of shares in this offering, (ii) the issuance of common stock upon the exercise of outstanding options or warrants or (iii) our issuance of options or shares under the 1994 stock purchase plan, 1997 stock plan, 1999 employee stock purchase plan and 1999 directors' stock option plan.

     The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Determination of Offering Price. Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the common stock in this offering has been determined through negotiations among us and the representatives of the underwriters. The factors considered in these negotiations included prevailing market conditions, our financial information, the market valuation of other companies that we and the representatives believe to be comparable to us, estimates of our business potential and the business potential of the industry in which we compete, an assessment of our management, our past and present operation, the prospects for our future revenues and other factors deemed relevant.

     Share Ownership by Underwriters. An entity affiliated with U.S. Bancorp Piper Jaffray Inc. purchased an aggregate of 53,996 shares of our Series C preferred stock from us in August 1998. This affiliate is subject to the 180-day lock-up that applies to other securityholders as described above. U.S. Bancorp Piper Jaffray Inc. and its affiliates (other than the holder described above) will be permitted to engage in stabilization, brokerage and ordinary course of business transactions. See "Shares Eligible for Future Sale."

     Stabilization. The representatives have advised us that, pursuant to Regulation M under the Securities Act, some persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Reserved Shares. The underwriters have reserved for sale at the initial public offering price up to 5% of the common stock in this offering for individuals designated by us who have expressed an interest in purchasing shares of common stock in this offering. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. The underwriters will offer any reserved shares not so purchased to the general public on the same basis as other shares in this offering described above.

     Under an agreement among us and our principal stockholders, affiliates of Amerindo Investment Advisors L.P. have the right to purchase up to 3% of the shares offered in this offering. To exercise this right, these entities must state the number of shares they intend to purchase and commit to purchase such number within five business days after we provide them notice of this offering.

                                 LEGAL MATTERS

     The validity of the common stock in this offering will be passed upon for Persistence by Venture Law Group, A Professional Corporation, 2800 Sand Hill Road, Menlo Park, California 94025. Mark Medearis, a Director of Venture Law Group, is the Assistant Secretary of Persistence. Certain legal matters in connection with this offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, Two Embarcadero Place, 2200 Geng Road, Palo Alto, California 94303. As of the date of this prospectus, attorneys of Venture Law Group and an investment partnership controlled by Venture Law Group beneficially own an aggregate of 6,551 shares of Persistence's common stock.

                                    EXPERTS

     The consolidated financial statements of Persistence as of December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998 included in the prospectus and the related financial statement schedule included elsewhere in the Registration Statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports thereon appearing herein and elsewhere in the Registration Statement and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and its exhibits and schedule. For further information with respect to us and our common stock being offered, see the registration statement and its exhibits and schedule. A copy of the registration statement and its exhibits and schedule may be inspected without charge at the public reference facilities maintained by the SEC located at Room 1024, 450 Fifth Street, Washington, D.C. 20549 and at the SEC's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any part of the registration statement may be obtained from these offices upon the payment of the fees prescribed by the SEC. Information on the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

                   PERSISTENCE SOFTWARE, INC. AND SUBSIDIARY
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Audited Consolidated Financial Statements:
  Independent Auditors' Report..............................  F-2
  Consolidated Balance Sheets at December 31, 1997, 1998,
     March 31, 1999 (unaudited) and Pro forma at March 31,
     1999 (unaudited).......................................  F-3
  Consolidated Statements of Operations for the years ended
     December 31, 1996, 1997 and 1998 and three-months ended
     March 31, 1998 and 1999 (unaudited)....................  F-4
  Consolidated Statements of Stockholders' Equity for the
     years ended December 31, 1996, 1997 and 1998 and three
     months ended March 31, 1999 (unaudited)................  F-5
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1996, 1997 and 1998 and three months ended
     March 31, 1998 and 1999 (unaudited)....................  F-6
  Notes to Consolidated Financial Statements................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Persistence Software, Inc.:

     We have audited the accompanying consolidated balance sheets of Persistence Software, Inc. and subsidiary as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Persistence Software, Inc. and subsidiary at December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

San Jose, California
March 2, 1999
(April 21, 1999 as to Note 11)

                           PERSISTENCE SOFTWARE, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PAR VALUE AMOUNTS)

                                                                 DECEMBER 31,                     PRO FORMA
                                                              ------------------    MARCH 31,     MARCH 31,
                                                               1997       1998        1999          1999
                                                              -------   --------   -----------   -----------
                                                                                                  (NOTE 1)
                                                                                   (UNAUDITED)   (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 2,610   $  4,938    $  7,386
  Accounts receivable, net of allowances of $75, $47 and
     $47....................................................    1,876      1,759       2,198
  Prepaid expenses and other current assets.................       89        155         164
                                                              -------   --------    --------
     Total current assets...................................    4,575      6,852       9,748
Property and equipment, net.................................      837        723         676
Deposits....................................................       35         29          31
                                                              -------   --------    --------
     Total assets...........................................  $ 5,447   $  7,604    $ 10,455
                                                              =======   ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $   801   $    596    $    519
  Accrued compensation and related benefits.................      528        512         513
  Other accrued liabilities.................................       64        154         516
  Deferred revenues.........................................    1,385      1,798       1,545
  Current portion of long-term obligations..................      193        408         370
                                                              -------   --------    --------
     Total current liabilities..............................    2,971      3,468       3,463
                                                              -------   --------    --------
Long-term obligations.......................................      259        650         643
Deferred rent...............................................      160         64          40
Commitments (Note 4)........................................
Stockholders' equity:
  Series A convertible preferred stock $0.001 par value;
     designated and outstanding -- 2,134,715 shares; pro
     forma -- none (liquidation preference of $1,274).......    1,250      1,250       1,250            --
  Series B convertible preferred stock $0.001 par value;
     designated and outstanding -- 3,243,192 shares; pro
     forma -- none (liquidation preference of $7,427).......    7,387      7,387       7,387            --
  Series C convertible preferred stock $0.001 par value;
     designated -- 1,544,277 shares; outstanding -- 1997,
     431,965 shares; 1998 and 1999, 1,544,277 shares; pro
     forma -- none (liquidation preference of $10,725)......    1,973      7,080       7,080            --
  Series D convertible preferred stock $0.001 par value;
     designated -- 775,701 shares; outstanding -- 1997 and
     1998, none; 1999, 775,701 shares; pro forma -- none
     (liquidation preference of $4,150).....................       --         --       4,142            --
  Common stock, $0.001 par value; authorized -- 41,100,000
     shares; outstanding -- 1997, 7,652,741 shares; 1998,
     7,634,414 shares; 1999, 7,750,056 shares; pro
     forma -- 15,447,941 shares.............................      592      2,854       3,997        23,856
  Deferred stock compensation...............................     (287)    (2,222)     (2,705)       (2,705)
  Notes receivable from stockholders........................     (181)      (161)       (161)         (161)
  Accumulated deficit.......................................   (8,677)   (12,766)    (14,681)      (14,681)
                                                              -------   --------    --------      --------
     Total stockholders' equity.............................    2,057      3,422       6,309      $  6,309
                                                              -------   --------    --------      ========
     Total liabilities and stockholders' equity.............  $ 5,447   $  7,604    $ 10,455
                                                              =======   ========    ========

                See notes to consolidated financial statements.

                           PERSISTENCE SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                      THREE MONTHS
                                              YEARS ENDED                 ENDED
                                             DECEMBER 31,               MARCH 31,
                                      ---------------------------   -----------------
                                       1996      1997      1998      1998      1999
                                      -------   -------   -------   -------   -------
                                                                       (UNAUDITED)
Revenues:
  License...........................  $ 2,603   $ 3,546   $ 7,478   $ 1,004   $ 2,116
  Service...........................    1,171     1,867     2,682       706       747
                                      -------   -------   -------   -------   -------
     Total revenues.................    3,774     5,413    10,160     1,710     2,863
                                      -------   -------   -------   -------   -------
Cost of revenues:
  License...........................      139       342       239        56        42
  Service...........................      221       729     1,372       326       580
                                      -------   -------   -------   -------   -------
     Total cost of revenues.........      360     1,071     1,611       382       622
                                      -------   -------   -------   -------   -------
Gross profit........................    3,414     4,342     8,549     1,328     2,241
Operating expenses:
  Sales and marketing...............    3,798     4,712     7,168     1,687     2,015
  Research and development..........    1,976     2,954     4,234     1,038     1,806
  General and administrative........      985     1,362     1,237       311       383
                                      -------   -------   -------   -------   -------
     Total operating expenses.......    6,759     9,028    12,639     3,036     4,204
                                      -------   -------   -------   -------   -------
Loss from operations................   (3,345)   (4,686)   (4,090)   (1,708)   (1,963)
Interest income (expense):
  Interest income...................       72        85       116        16        63
  Interest expense..................      (38)      (73)     (115)      (12)      (15)
                                      -------   -------   -------   -------   -------
     Total interest income
       (expense)....................       34        12         1         4        48
                                      -------   -------   -------   -------   -------
Net loss............................  $(3,311)  $(4,674)  $(4,089)  $(1,704)  $(1,915)
                                      =======   =======   =======   =======   =======
Basic and diluted net loss per
  share.............................  $ (0.54)  $ (0.73)  $ (0.59)  $ (0.25)  $ (0.27)
                                      =======   =======   =======   =======   =======
Shares used in calculating basic and
  diluted net loss per share........    6,135     6,366     6,879     6,733     7,044
                                      =======   =======   =======   =======   =======
Pro forma basic and diluted net loss
  per share (Note 1)................                      $ (0.31)            $ (0.13)
                                                          =======             =======
Shares used in calculating pro forma
  basic and diluted net loss per
  share (Note 1)....................                       13,183              14,320
                                                          =======             =======

                See notes to consolidated financial statements.

                           PERSISTENCE SOFTWARE, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                       CONVERTIBLE                            DEFERRED     COMMON STOCK        NOTES
                                     PREFERRED STOCK        COMMON STOCK       STOCK        SUBSCRIBED       RECEIVABLE
                                   -------------------   ------------------   COMPEN-    ----------------       FROM
                                    SHARES     AMOUNT     SHARES     AMOUNT    SATION    SHARES    AMOUNT   STOCKHOLDERS
                                   ---------   -------   ---------   ------   --------   -------   ------   ------------
Balances, January 1, 1996........  2,134,715   $ 1,250   6,747,240   $   48                                    $ (15)
Sale of Series B preferred
  stock..........................  3,237,992     7,375
Issuance of common stock.........                          304,325       59                                      (23)
Common stock subscribed..........                                                         32,359    $ 7
Repurchase of common stock.......                         (281,250)     (17)                                      15
Net loss.........................
                                   ---------   -------   ---------   ------              -------    ---        -----
Balances, December 31, 1996......  5,372,707     8,625   6,770,315       90               32,359      7          (23)
Sale of Series B preferred
  stock..........................      5,200        12
Sale of Series C preferred
  stock..........................    431,965     1,973
Issuance of common stock.........                        1,119,482      257              (32,359)    (7)        (181)
Repurchase of common stock.......                         (237,056)     (42)                                      23
Compensatory stock
  arrangements...................                                       287   $  (287)
Net loss.........................
                                   ---------   -------   ---------   ------   -------    -------    ---        -----
Balances, December 31, 1997......  5,809,872    10,610   7,652,741      592      (287)        --     --         (181)
Sale of Series C preferred
  stock..........................  1,112,312     5,107
Issuance of common stock.........                            4,754        1
Repurchase of common stock.......                          (23,081)      (5)
Repayment of notes receivable
  from stockholders..............                                                                                 20
Compensatory stock
  arrangements...................                                     2,266    (2,266)
Amortization of deferred stock
  compensation...................                                                 331
Net loss.........................
                                   ---------   -------   ---------   ------   -------    -------    ---        -----
Balances, December 31, 1998......  6,922,184    15,717   7,634,414    2,854    (2,222)        --     --         (161)
Sale of Series D preferred
  stock*.........................    775,701     4,142
Issuance of common stock*........                          115,642      156
Compensatory stock
  arrangements*..................                                       987      (987)
Amortization of deferred stock
  compensation*..................                                                 504
Net loss*........................
                                   ---------   -------   ---------   ------   -------    -------    ---        -----
Balances, March 31, 1999*........  7,697,885   $19,859   7,750,056   $3,997   $(2,705)        --    $--        $(161)
                                   =========   =======   =========   ======   =======    =======    ===        =====


                                   ACCUMULATED
                                     DEFICIT      TOTAL
                                   -----------   -------
Balances, January 1, 1996........   $   (692)    $   591
Sale of Series B preferred
  stock..........................                  7,375
Issuance of common stock.........                     36
Common stock subscribed..........                      7
Repurchase of common stock.......                     (2)
Net loss.........................     (3,311)     (3,311)
                                    --------     -------
Balances, December 31, 1996......     (4,003)      4,696
Sale of Series B preferred
  stock..........................                     12
Sale of Series C preferred
  stock..........................                  1,973
Issuance of common stock.........                     69
Repurchase of common stock.......                    (19)
Compensatory stock
  arrangements...................                     --
Net loss.........................     (4,674)     (4,674)
                                    --------     -------
Balances, December 31, 1997......     (8,677)      2,057
Sale of Series C preferred
  stock..........................                  5,107
Issuance of common stock.........                      1
Repurchase of common stock.......                     (5)
Repayment of notes receivable
  from stockholders..............                     20
Compensatory stock
  arrangements...................                     --
Amortization of deferred stock
  compensation...................                    331
Net loss.........................     (4,089)     (4,089)
                                    --------     -------
Balances, December 31, 1998......    (12,766)      3,422
Sale of Series D preferred
  stock*.........................                  4,142
Issuance of common stock*........                    156
Compensatory stock
  arrangements*..................                     --
Amortization of deferred stock
  compensation*..................                    504
Net loss*........................     (1,915)     (1,915)
                                    --------     -------
Balances, March 31, 1999*........   $(14,681)    $ 6,309
                                    ========     =======

-------------------------
* Unaudited

                See notes to consolidated financial statements.

                           PERSISTENCE SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                       YEARS ENDED             THREE MONTHS ENDED
                                                                      DECEMBER 31,                 MARCH 31,
                                                              -----------------------------    ------------------
                                                               1996       1997       1998       1998       1999
                                                              -------    -------    -------    -------    -------
                                                                                                  (UNAUDITED)
Cash flows from operating activities:
  Net loss..................................................  $(3,311)   $(4,674)   $(4,089)   $(1,704)   $(1,915)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...........................      324        505        556        127        141
    Amortization of deferred stock compensation.............       --         --        331         25        504
    Stock issued in lieu of rent............................        7         19         --         --         --
    Loss on sale of fixed assets............................        2         --         --         --         --
    Gain on forgiveness of capital lease obligations........      (37)        --         --         --         --
    Changes in assets and liabilities:
      Accounts receivable...................................     (576)      (775)       117        467       (439)
      Prepaid expenses and other current assets.............       28        (37)       (66)       (38)        (9)
      Accounts payable......................................       (7)       641       (205)      (113)       (77)
      Accrued compensation and related benefits.............      243        104        (16)       530          1
      Other accrued liabilities.............................      (40)        29         90       (486)       362
      Deferred revenues.....................................      217        959        413         26       (253)
      Deferred rent.........................................       61         99        (96)       (24)       (24)
                                                              -------    -------    -------    -------    -------
         Net cash used in operating activities..............   (3,089)    (3,130)    (2,965)    (1,190)    (1,709)
                                                              -------    -------    -------    -------    -------
Cash flows from investing activities:
  Property and equipment additions..........................      (53)      (555)      (442)      (152)       (94)
  Deposits..................................................       --        (34)         6         (1)        (2)
  Proceeds from sale of fixed assets........................       44         --         --         --         --
                                                              -------    -------    -------    -------    -------
         Net cash used in investing activities..............       (9)      (589)      (436)      (153)       (96)
                                                              -------    -------    -------    -------    -------
Cash flows from financing activities:
  Sale of convertible preferred stock, net..................    7,375      1,985      5,107         --      4,142
  Sale of common stock......................................       36         50          1         --        156
  Repurchase of common stock................................       (2)       (19)        (5)        (1)        --
  Repayment of notes receivable from stockholders...........       --         --         20         19         --
  Repayment of capital lease obligations....................     (146)      (222)      (194)       (47)       (45)
  Borrowing under loan agreement............................       --         --        800        556         --
                                                              -------    -------    -------    -------    -------
         Net cash provided by financing activities..........    7,263      1,794      5,729        527      4,253
                                                              -------    -------    -------    -------    -------
Net increase (decrease) in cash and equivalents.............    4,165     (1,925)     2,328       (816)     2,448
Cash and cash equivalents -- beginning of period............      370      4,535      2,610      2,610      4,938
                                                              -------    -------    -------    -------    -------
Cash and cash equivalents -- end of period..................  $ 4,535    $ 2,610    $ 4,938    $ 1,794    $ 7,386
                                                              =======    =======    =======    =======    =======
Noncash investing and financing activities:
  Common stock issued for notes receivable..................  $    23    $   181    $    --    $    --    $    --
                                                              =======    =======    =======    =======    =======
  Cancellation of note receivable...........................  $    --    $    23    $    --    $    --    $    --
                                                              =======    =======    =======    =======    =======
  Property and equipment acquired under capital leases......  $   658    $    --    $    --    $    --    $    --
                                                              =======    =======    =======    =======    =======
Supplemental disclosure of cash flow information -- cash
  paid during the period for:
  Interest..................................................  $    35    $    72    $   115    $    12    $    15
                                                              =======    =======    =======    =======    =======
  Income taxes..............................................  $     1    $     1    $     1    $     1    $    --
                                                              =======    =======    =======    =======    =======

                See notes to consolidated financial statements.

                           PERSISTENCE SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998 AND
                 THREE MONTHS ENDED MARCH 31, 1999 (UNAUDITED)

1.  BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     Business -- Persistence Software, Inc. and subsidiary (the Company), incorporated in California in June 1991, develops and markets transactional application server software products that comprise the Internet software infrastructure for high-volume, high-performance electronic commerce applications.

     Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany transactions and balances have been eliminated in consolidation.

     Cash Equivalents -- The Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents.

     Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over estimated useful lives of three years. Leasehold improvements are amortized over the shorter of the lease term or their useful life.

     Impairment of Long-Lived Assets and Long-Lived Assets To Be Disposed
Of -- The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets or intangibles may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     Software Development Costs -- Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Computer Software To Be Sold, Leased or Otherwise Marketed. Because the Company believes its current process for developing software is essentially completed concurrently with the establishment of technological feasibility, no costs have been capitalized to date.

     Notes Receivable from Stockholders -- The notes receivable from stockholders were issued in exchange for common stock, bear interest at 5.93% per annum, and are due in December 2001.

     Revenue Recognition -- Revenue consists primarily of fees for licenses of the Company's software products, maintenance and customer support.

          License Revenue -- Revenue from software licenses is recognized upon shipment of the software if collection of the resulting receivable is probable, an executed agreement has been signed, the fee is fixed or determinable and vendor-specific objective evidence exists to allocate a portion of the total fee to any undelivered elements of the arrangement. Such undelivered elements in these arrangements

                           PERSISTENCE SOFTWARE, INC.

     typically consist of services. For sales made through distributors, revenue is recognized upon shipment. Distributors have no right of return.

          Service Revenue -- Revenue from customer training, support and consulting services is recognized as the services are performed. Support revenue is recognized ratably over the term of the support contract. If support or professional services are included in an arrangement that includes a license agreement, amounts related to support or professional services are allocated based on vendor-specific objective evidence. Vendor-specific objective evidence for support and professional services is based on the price when such elements are sold separately, or, when not sold separately, the price established by management having the relevant authority. Arrangements which require significant modification or customization of software are recognized under the percentage of completion method.

     In October 1997, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 97-2, Software Revenue Recognition. This statement provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions and superseded SOP 91-1, Software Revenue Recognition. SOP 97-2 was effective for transactions entered into in 1998. The adoption of this standard did not have a material effect on the Company's financial position or results of operations.

     Income Taxes -- Income taxes are provided using an asset and liability approach which requires recognition of deferred tax liabilities and assets, net of valuation allowances, for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities and net operating loss and tax credit carryforwards.

     Foreign Currency Transactions -- The functional currency of the Company's foreign subsidiary is the U.S. dollar. Accordingly, all monetary assets and liabilities are translated at the current exchange rate at the end of the year, nonmonetary assets and liabilities are translated at historical rates and net sales and expenses are translated at average exchange rates in effect during the period. Transaction gains and losses, which are included in other income (expense) in the accompanying consolidated statements of operations, have not been significant.

     Stock Compensation -- The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no accounting recognition is given to employee stock options granted at fair market value until they are exercised. Upon exercise, the net proceeds are credited to stockholders' equity.

     Net Loss per Common Share -- Basic net loss per common share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period (excluding shares subject to repurchase). Diluted net loss per common share was the same as basic net loss per common share for all periods presented since the effect of any potentially dilutive securities is excluded as they are anti-dilutive because of the Company's net losses.

     Pro Forma Net Loss per Common Share -- Pro forma basic and diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period (excluding shares subject to repurchase) and

                           PERSISTENCE SOFTWARE, INC.

the weighted average number of common shares resulting from the conversion of outstanding shares of convertible preferred stock, which will occur upon the closing of the planned initial public offering.

     Unaudited Pro Forma Information -- Upon the closing of the planned initial public offering, each of the outstanding shares of convertible preferred stock will convert into one share of common stock. The pro forma balance sheet presents the Company's balance sheet as if this had occurred at March 31, 1999.

     Unaudited Interim Financial Information -- The interim financial information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited financial information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim information. Operating results for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999.

     Concentration of Credit Risk -- Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of trade receivables. The Company primarily sells its products to companies in the United States and Europe. The Company does not require collateral or other security to support accounts receivable. To reduce credit risk, management performs ongoing credit evaluations of its customers' financial condition. The Company maintains allowances for potential credit losses.

     Financial Instruments -- The Company's financial instruments include cash and equivalents, notes receivable from stockholders and long-term debt. At December 31, 1997 and 1998, the fair value of these financial instruments approximated their financial statement carrying amounts.

     Significant Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     Certain Significant Risks and Uncertainties -- The Company operates in the software industry, and accordingly, can be affected by a variety of factors. For example, management of the Company believes that changes in any of the following areas could have a significant negative effect on the Company in terms of its future financial position, results of operations and cash flows: ability to obtain additional financing; regulatory changes; fundamental changes in the technology underlying software products; market acceptance of the Company's products under development; development of sales channels; loss of significant customers; adverse changes in international market conditions; year 2000 compliance issues; litigation or other claims against the Company; the hiring, training and retention of key employees; successful and timely completion of product development efforts; and new product introductions by competitors.

     Recently Issued Accounting Standards -- In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which requires an enterprise to report, by

                           PERSISTENCE SOFTWARE, INC.

major components and as a single total, the change in its net assets during the period from nonowner sources; and SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers. The Company had no comprehensive income items, other than net loss, to report for any of the periods presented. The Company currently operates in one reportable segment under SFAS No. 131.

     In March 1998, the American Institute of Certified Public Accountants issued SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. This standard requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage and amortize them over the software's estimated useful life. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. The Company is currently evaluating the impact of SOP 98-1 on its financial statements and related disclosures.

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement requires companies to record derivatives on the balance sheet as assets or liabilities measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 will be effective for the Company's fiscal year ending December 31, 2000. The Company is currently evaluating the impact of SFAS No. 133 on its financial statements and related disclosures.

     Reclassifications -- Certain reclassifications have been made to the 1996 and 1997 financial statement presentations to conform to the 1998 presentation.

2.  PROPERTY AND EQUIPMENT

     Property and equipment consist of:

                                             DECEMBER 31,
                                          ------------------    MARCH 31,
                                           1997       1998        1999
                                          -------    -------    ---------
                                                  (IN THOUSANDS)
Equipment...............................  $ 1,427    $ 1,718     $ 1,772
Software................................      424        575         615
Leasehold improvements..................       60         60          60
                                          -------    -------     -------
                                            1,911      2,353       2,447
Accumulated depreciation and
  amortization..........................   (1,074)    (1,630)     (1,771)
                                          -------    -------     -------
                                          $   837    $   723     $   676
                                          =======    =======     =======

                           PERSISTENCE SOFTWARE, INC.

3.  LONG-TERM OBLIGATIONS

     Long-term obligations consist of:

                                             DECEMBER 31,
                                            ---------------    MARCH 31,
                                            1997      1998       1999
                                            -----    ------    ---------
                                                   (IN THOUSANDS)
Equipment term loan.......................  $  --    $  800     $  800
Capital lease obligations (see Note 4)....    452       258        213
                                            -----    ------     ------
                                              452     1,058      1,013
Less current portion......................   (193)     (408)      (370)
                                            -----    ------     ------
                                            $ 259    $  650     $  643
                                            =====    ======     ======

     In February 1998, the Company entered into a $2,000,000 line of credit with a bank. Borrowings under the line bear interest at the bank's base rate (7.75% at December 31, 1998) and are limited to a percentage of eligible accounts receivable, as defined. At December 31, 1998, there were no borrowings under the line.

     At December 31, 1998, the Company had outstanding borrowings of $800,000 under a bank promissory note, which bears interest at 7.75%. The Company is required to make principal payments of $22,222 per month plus interest on the unpaid principal balance, payable in 36 monthly installments commencing April 1, 1999.

     The line of credit requires the Company, among other things, to maintain a minimum tangible net worth of $500,000 and a quick ratio greater than 1.3 to
1.0. At December 31, 1998, the Company was in compliance with the financial covenant requirements. Both agreements are collateralized by substantially all of the Company's assets.

     Annual maturities under the term loan are as follows:

               FISCAL YEAR ENDING
                  DECEMBER 31,                     (IN THOUSANDS)
               ------------------                  --------------
  1999...........................................       $200
  2000...........................................        267
  2001...........................................        267
  2002...........................................         66
                                                        ----
          Total..................................       $800
                                                        ====

4.  LEASE COMMITMENTS

     Equipment with a net book value of $301,000 and $89,000 at December 31, 1997 and 1998, respectively, (net of accumulated amortization of $391,000 and $603,000) has been leased under capital leases.

     The Company leases its principal facility under a noncancelable operating lease expiring in June 1999. Rent expense was approximately $150,000, $330,000 and $337,000 in 1996, 1997 and 1998, respectively.

                           PERSISTENCE SOFTWARE, INC.

     Future minimum payments under the Company's leases at December 31, 1998 are:

                                                      CAPITAL    OPERATING
                                                      LEASES      LEASES
                                                      -------    ---------
                                                         (IN THOUSANDS)
1999................................................   $ 193       $218
2000................................................      66         --
2001................................................      21         --
                                                       -----       ----
     Total..........................................     280       $218
                                                                   ====
Amount representing interest........................     (22)
                                                       -----
Present value.......................................     258
Current portion.....................................    (208)
                                                       -----
Long-term portion...................................   $  50
                                                       =====

5.  STOCKHOLDERS' EQUITY

CONVERTIBLE PREFERRED STOCK

     Terms of the convertible preferred stock are as follows:

     - Each share of Series A, Series B and Series C preferred stock is convertible into one share of common stock (subject to adjustment for events of dilution). Each share will automatically convert into common stock upon the completion of a public offering with aggregate proceeds greater than $12,000,000 and at a price per share of not less than $7.00.

     - Each share of Series A, Series B and Series C preferred stock has voting rights equivalent to the number of shares of common stock into which it is convertible.

     - When declared by the Board of Directors, the holders of Series A preferred stock are entitled to receive cumulative dividends of $0.035797, and the holders of Series B and Series C preferred stock are entitled to receive noncumulative dividends of $0.1374 and $0.2778 per share, respectively, per annum prior to the payment of any dividends on common stock. At December 31, 1998, dividends in arrears for Series A preferred stock were approximately $373,000. However, as of December 31, 1998, no dividends have been declared by the Board of Directors.

     - In the event of liquidation, dissolution or winding up of the Company, Series A, Series B and Series C preferred stockholders shall receive $0.59662, $2.29, and $6.945 per share, respectively (aggregating approximately $1,274,000, $7,427,000 and $10,725,000 at December 31,
       1998, respectively), plus all accrued but unpaid dividends; any remaining assets shall be distributed to the common stockholders.

     - The preferred stockholders have certain registration rights.

                           PERSISTENCE SOFTWARE, INC.

COMMON STOCK

     In 1996, the Company entered into an agreement with the lessor of its principal facility to issue 110,000 shares of the Company's common stock valued at $0.23 per share in lieu of rent payments for the twelve-month period beginning September 1996. At December 31, 1996, 32,359 shares were subscribed under this agreement. All 110,000 shares were issued in 1997. An expense of $7,000 and $19,000 has been recorded in 1996 and 1997, respectively, related to the issuance of such shares. Rent expense has been recorded on a straight-line basis.

     During 1996 and 1997, the Company issued common stock to directors in their capacity as consultants (see Note 8).

     In February 1999, the Company entered into an agreement with a customer and Series D preferred stockholder, whereby such customer was to perform development work to achieve certain performance improvements related to the Company's PowerTier product. In connection with this agreement, the Company allowed such customer to purchase 90,300 shares of common stock at $1.65 per share in February 1999, which was less than the deemed fair value for accounting purposes. The Company has recorded a research and development expense of $303,000 in the three months ended March 31, 1999 for the difference between the deemed fair value and the stock price of $1.65 per share.

DEFERRED STOCK COMPENSATION

     In connection with grants of certain stock options and issuance of common stock in 1997, 1998 and in the three months ended March 31, 1999, the Company recorded $287,000, $2,266,000 and $987,000, respectively, for the difference between the estimated fair value and the stock price as determined by the Board of Directors on the date of grant/issuance. This amount has been presented as a reduction of stockholders' equity and is being amortized to expense over the vesting period of the related stock/stock options (generally four years). Amortization of deferred stock compensation for the year ended December 31, 1998 and three-month period ended March 31, 1999 was $331,000 and $504,000, respectively.

1994 STOCK PURCHASE PLAN

     Under the 1994 Stock Purchase Plan (the Plan), the Company may sell common stock to employees of the Company at the fair market value as determined by the Board of Directors. Sales are to be made pursuant to restricted stock purchase agreements containing provisions established by the Board. During 1996 and 1997, the Company issued 304,325 and 212,995 shares of common stock, respectively, under the Plan. No shares were issued under the Plan in 1998. In 1996, the shares were issued at prices ranging from $0.06 to $0.23 per share, and in 1997 the shares were issued at $0.23 per share. The Company has the right to repurchase these shares at the original issuance price upon termination of employment; this right expires ratably over four years. During 1996, 1997 and 1998, the Company repurchased 281,250, 237,056 and 23,081 shares, respectively, at prices ranging from $0.06 to $0.23 per share. At December 31, 1998, 55,697 shares were subject to repurchase and no shares were available for future grant.

                           PERSISTENCE SOFTWARE, INC.

1997 STOCK PLAN

     The Company has reserved 2,609,652 shares of common stock for issuance, at the discretion of the Board of Directors, to officers, directors, employees and consultants pursuant to its 1997 Stock Plan. At December 31, 1998, 796,487 shares have been issued at $0.23 per share pursuant to restricted stock purchase agreements, 1,238,072 shares are reserved for exercise of issued and outstanding options, and 570,339 shares are available for future grant. The Company has a right to repurchase these shares at original issuance price upon termination of employment; this right expires ratably over four years. At December 31, 1998, 574,167 shares were subject to repurchase. No shares were repurchased in 1997 or 1998.

     Options granted under the 1997 Stock Plan generally vest over four years and expire ten years from the date of grant. Certain options were issued to a director in his capacity as a consultant in 1998 (See Note 8).

     Additional information with respect to options under the 1997 Stock Plan is as follows:

                                                                WEIGHTED
                                                                AVERAGE
                                                 NUMBER OF    OPTION PRICE
                                                  OPTIONS      PER SHARE
                                                 ---------    ------------
Outstanding, January 1, 1997...................         --       $  --
  Granted (weighted average fair value of
     $0.08)....................................    424,250        0.23
  Canceled.....................................    (12,000)       0.23
                                                 ---------       -----
Outstanding, December 31, 1997 (none
  exercisable).................................    412,250        0.23
  Granted (weighted average fair value of
     $2.49)....................................    943,572        0.51
  Exercised....................................     (4,754)       0.23
  Canceled.....................................   (112,996)       0.23
                                                 ---------       -----
Outstanding, December 31, 1998.................  1,238,072        0.46
  Granted......................................    204,288        1.65
  Exercised....................................    (25,342)       0.23
  Canceled.....................................    (28,982)       0.45
                                                 ---------       -----
Outstanding, March 31, 1999....................  1,388,036       $0.64
                                                 =========       =====

                           PERSISTENCE SOFTWARE, INC.

     Additional information regarding options outstanding as of December 31, 1998 is as follows:

                                     OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                       -----------------------------------------------   -------------------------
                                     WEIGHTED AVERAGE                                   WEIGHTED
RANGE OF                                REMAINING          WEIGHTED                      AVERAGE
EXERCISE                 NUMBER        CONTRACTUAL         AVERAGE         NUMBER       EXERCISE
PRICES                 OUTSTANDING     LIFE (YEARS)     EXERCISE PRICE   EXERCISABLE      PRICE
--------               -----------   ----------------   --------------   -----------   -----------
$0.23................     300,500           8.7             $0.23          114,016        $0.23
 0.50................     790,072           9.5              0.50            3,572         0.50
 0.60................      98,500           9.8              0.60               --           --
 1.00................      49,000          10.0              1.00               --           --
---------------------   ---------          ----             -----          -------        -----
$0.23-$1.00             1,238,072           9.2             $0.46          117,588        $0.24
=====================   =========          ====             =====          =======        =====

SFAS No. 123, Accounting for Stock-Based Compensation, requires the disclosure of pro forma net loss had the Company adopted the fair value method as of the beginning of fiscal 1995. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the minimum value option pricing model with the following weighted average assumptions: expected life, 24 months following vesting in 1997 and 1998; risk free interest rate, 6.0% in 1997 and 5.5% in 1998; and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the 1997 and 1998 awards had been amortized to expense over the vesting period of the awards, pro forma net loss (net of amortization of deferred compensation expense already recorded for the year ended December 31, 1998, as discussed above) would have been approximately $4.7 million ($0.73 per basic and diluted share) in 1997 and $4.4 million ($0.63 per basic and diluted share) in 1998.

WARRANTS

     In December 1995, in conjunction with a capital lease agreement (see Note
3), the Company issued a warrant to purchase up to 55,556 shares of common stock at $0.90 per share. The warrant expires in December 2001. In February 1996, in connection with a line of credit agreement with a bank, a warrant was issued to the bank to purchase up to 25,000 shares of common stock at $0.90 per share. The warrant expires in February 2001. The line of credit expired in April 1997. The aggregate fair value of such warrants was insignificant.

                           PERSISTENCE SOFTWARE, INC.

COMMON STOCK RESERVED

     At December 31, 1998, the Company has reserved shares of common stock for issuance as follows:

Conversion of preferred stock.......................  6,922,184
Issuances available under 1997 Stock Plan...........    570,339
Exercise of options.................................  1,238,072
Exercise of warrants................................     80,556
                                                      ---------
     Total..........................................  8,811,151
                                                      =========

6.  NET LOSS PER SHARE

     The following is a reconciliation of the numerators and denominators used in computing basic and diluted net loss per share (in thousands):

                                          YEAR ENDED            THREE MONTHS ENDED
                                         DECEMBER 31,                MARCH 31,
                                  ---------------------------   -------------------
                                   1996      1997      1998       1998       1999
                                  -------   -------   -------   --------   --------
Net loss (numerator), basic and
  diluted.......................  $(3,311)  $(4,674)  $(4,089)  $(1,704)   $(1,915)
                                  =======   =======   =======   =======    =======
Shares (denominator):
  Weighted average common shares
     outstanding................    6,818     6,869     7,644     7,651      7,688
  Weighted average common shares
     outstanding subject to
     repurchase.................     (683)     (503)     (765)     (918)      (644)
                                  -------   -------   -------   -------    -------
  Shares used in computation,
     basic and diluted..........    6,135     6,366     6,879     6,733      7,044
                                  =======   =======   =======   =======    =======
Net loss per share, basic and
  diluted.......................  $ (0.54)  $ (0.73)  $ (0.59)  $ (0.25)   $ (0.27)
                                  =======   =======   =======   =======    =======

     For the above mentioned periods, the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the

                           PERSISTENCE SOFTWARE, INC.

computation of diluted net loss per share in the periods presented, as their effect would have been antidilutive. Such outstanding securities consist of the following:

                                      YEAR ENDED                  THREE MONTHS ENDED
                                     DECEMBER 31,                      MARCH 31,
                         ------------------------------------   -----------------------
                            1996         1997         1998         1998         1999
                         ----------   ----------   ----------   ----------   ----------
Convertible preferred
  stock................   5,372,707    5,809,872    6,992,184    5,809,872    7,697,885
Shares of common stock
  subject to
  repurchase...........     544,914      946,790      629,864      889,438      657,496
Outstanding options....          --      412,250    1,238,072      412,250    1,388,036
Warrants...............      80,556       80,556       80,556       80,556       80,556
                         ----------   ----------   ----------   ----------   ----------
     Total.............   5,998,117    7,249,468    8,940,676    7,192,116    9,823,973
                         ==========   ==========   ==========   ==========   ==========
Weighted average
  exercise price of
  options..............  $       --   $     0.23   $     0.46   $     0.23   $     0.64
                         ==========   ==========   ==========   ==========   ==========
Weighted average
  exercise price of
  warrants.............  $     0.90   $     0.90   $     0.90   $     0.90   $     0.90
                         ==========   ==========   ==========   ==========   ==========

7.  INCOME TAXES

     The Company's deferred income tax assets are comprised of the following at December 31:

                                                      1997       1998
                                                     -------    -------
                                                       (IN THOUSANDS)
Net deferred tax assets:
  Net operating loss carryforwards.................  $ 2,759    $ 4,113
  Accruals deductible in different periods.........      324        941
  General business credits.........................      382        890
  Depreciation and amortization....................       39        119
                                                     -------    -------
                                                       3,504      6,063
  Valuation allowance..............................   (3,504)    (6,063)
                                                     -------    -------
     Total.........................................  $    --    $    --
                                                     =======    =======

     Deferred income taxes reflect the tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as net operating loss and tax credit carryforwards. Due to the uncertainty surrounding the realization of the benefits of its favorable tax attributes in future tax returns, as of December 31, 1997 and 1998, the Company has fully reserved its net deferred tax assets of approximately $3,504,000 and $6,063,000, respectively.

                           PERSISTENCE SOFTWARE, INC.

     The Company's effective rate differs from the expected benefit at the federal statutory tax rate at December 31 as follows:

                                                 1996     1997     1998
                                                 -----    -----    -----
Federal statutory tax rate.....................  (35.0)%  (35.0)%  (35.0)%
State taxes, net of federal benefit............   (6.0)    (6.0)    (6.0)
Stock compensation expense.....................     --       --      2.8
Other..........................................    0.3      0.1      0.3
Valuation allowance............................   40.7     40.9     37.9
                                                 -----    -----    -----
  Effective tax rate...........................     --%      --%      --%
                                                 =====    =====    =====

     Substantially all of the Company's loss from operations for all periods presented is generated from domestic operations.

     At December 31, 1998, the Company has net operating loss (NOL) carryforwards of approximately $10,840,000 and $3,606,000 for federal and state income tax purposes, respectively. The federal NOL carryforwards expire through 2018, while the state NOL carryforwards expire through 2003. The net operating loss carryforwards available for state tax purposes are substantially less than for federal tax purposes, primarily because only 50% of state net operating losses can be utilized to offset future state taxable income.

     At December 31, 1998, the Company also has research and development credit carryforwards of approximately $570,000 and $320,000 available to offset future federal and state income taxes, respectively. The federal credit carryforward expires in 2018, while the state credit carryforward has no expiration.

     The extent to which the loss and credit carryforwards can be used to offset future taxable income and tax liabilities, respectively, may be limited, depending on the extent of ownership changes within any three-year period.

8.  RELATED PARTY TRANSACTIONS

     During 1996, the Company recognized revenue of $24,000 from a stockholder. Also during 1996, the Company entered into a technology development and license agreement with a stockholder. Such stockholder paid the Company a purchase advance of $50,000 and granted the Company a source code license to incorporate specific technology into products developed for such stockholder and other commercial uses.

     During 1997, the Company recognized revenue of $300,000 and $250,000 from a Series B and a Series C preferred stockholder, respectively. At December 31, 1997, the Company had deferred revenue of $750,000 from the same Series C preferred stockholder.

     During 1998, the Company recognized revenue of $168,000 and $1,450,000 from a Series B and a Series C preferred stockholder, respectively. At December 31, 1998, the Company had deferred revenue of $30,000 and $642,000 with the same Series B and Series C preferred stockholders, respectively. At December 31, 1998, the Company had accounts receivable of $101,000 from the Series B preferred stockholder.

                           PERSISTENCE SOFTWARE, INC.

     During 1996, 1997 and 1998, the Company paid $18,000 to a director for consulting services and in 1997 and 1998 paid $18,700 and $20,500, respectively, to another director for consulting services. During 1996 and 1997, the Company sold 29,060 and 10,300 shares of common stock, respectively, at a purchase price of $0.23 per share to these two directors in connection with consulting services rendered. No compensation expense was recorded for the sale of this common stock as the purchase price was equal to the fair market value of the common stock on the date of sale. In July 1998, the Company granted a fully vested option to purchase up to 3,572 shares of common stock at $0.50 per share to a director in connection with consulting services rendered. Compensation expense of $9,000 was recorded for the difference between the exercise price and the deemed fair market value of the common stock on the date of grant.

9.  SEGMENT INFORMATION, OPERATIONS BY GEOGRAPHIC AREA AND SIGNIFICANT CUSTOMERS

     The Company is engaged in the development and marketing of transactional application server software products and operates in one reportable segment under SFAS 131.

GEOGRAPHIC INFORMATION

                                             YEARS ENDED DECEMBER 31,                     THREE MONTHS ENDED MARCH 31,
                             --------------------------------------------------------   --------------------------------
                               1996             1997                    1998              1998             1999
                             --------   ---------------------   ---------------------   --------   ---------------------
                             REVENUES   REVENUES   LONG-LIVED   REVENUES   LONG-LIVED   REVENUES   REVENUES   LONG-LIVED
(IN THOUSANDS)                 (1)        (1)        ASSETS       (1)        ASSETS       (1)        (1)        ASSETS
--------------               --------   --------   ----------   --------   ----------   --------   --------   ----------
United States..............   $3,208     $4,774       $832      $ 7,223       $673       $1,320     $2,237       $626
Europe.....................      528        511          5        2,866         50          379        603         50
Rest of the world..........       38        128         --           71         --           11         23         --
                              ------     ------       ----      -------       ----       ------     ------       ----
                              $3,774     $5,413       $837      $10,160       $723       $1,710     $2,863       $676
                              ======     ======       ====      =======       ====       ======     ======       ====

-------------------------
(1) Revenues are broken out geographically by the ship-to location of the customer.

SIGNIFICANT CUSTOMERS

     During 1996, three unrelated customers accounted for 11%, 11% and 10% of the Company's total revenues, respectively. During 1997, an unrelated customer accounted for 11% of total revenues. During 1998, one customer (a Series C preferred stockholder) accounted for 14% of total revenues. Additionally, an unrelated customer accounted for 17% of total revenues. Subsequent to 1998, an entity affiliated with this customer purchased Series D preferred stock -- See
Note 11.

     At December 31, 1997, two unrelated customers accounted for 25% and 17% of accounts receivable, respectively. At December 31, 1998, three unrelated customers each account for 14% of accounts receivable.

10.  EMPLOYEE BENEFIT PLAN

     The Company has a 401(k) tax-deferred savings plan, whereby eligible employees may contribute a percentage of their eligible compensation (presently from 1% to 20% up to the maximum allowed under IRS rules). Company contributions are discretionary; no such Company contributions have been made since inception of this plan.

                           PERSISTENCE SOFTWARE, INC.

11.  SUBSEQUENT EVENTS

     In February and March 1999, the Company received net proceeds of approximately $4,142,000 from the sale of 775,701 shares of Series D preferred stock at $5.35 per share. Also, in February 1999, the Company sold 90,300 shares of common stock to a customer and Series D preferred stockholder at $1.65 per share. The Series D preferred stockholders are entitled to receive noncumulative dividends of $0.321 per share per annum when declared by the Board of Directors prior to the payment of any dividends on common stock. In the event of liquidation, dissolution or winding up of the Company, Series D preferred stockholders will receive a liquidation preference of $5.35 per share (aggregating approximately $4,150,000) plus all accrued and unpaid dividends. Other significant terms of the Series D preferred stock regarding conversion to common stock, voting rights and registration rights are similar to those described in the Note 5.

     In April 1999, the Board of Directors approved, subject to stockholder approval, the following:

        - Reincorporation of the Company in the state of Delaware.

        - An amendment to the 1997 Stock Plan to increase the number of authorized shares reserved for issuance by 3,000,000 and to provide for an automatic annual increase on the first day of each fiscal year beginning in 2001, 2002, 2003, 2004 and 2005 equal to the lesser of 650,000 shares, 3.5% of the outstanding common stock on the last day of the immediately preceding fiscal year, or such lesser number as determined by the Board of Directors. The amendment is effective upon the closing of the Company's initial public offering.

        - The Company's 1999 Employee Stock Purchase Plan (the "ESPP") and the 1999 Directors' Stock Option Plan (the "Directors' Plan"). The Plans become effective upon the closing of the Company's initial public offering. Under the ESPP, eligible employees may purchase common stock through payroll deductions, which may not exceed 20% of any employee's compensation, nor more than 2,500 shares in any one purchase period. A total of 600,000 shares of common stock will be reserved for issuance under the ESPP plus an automatic annual increase on the first day of each of the fiscal years beginning in 2000, 2001, 2002, 2003 and 2004 equal to the lessor of 250,000 shares or 1% of outstanding common stock on the last day of the immediately preceding fiscal year. Under the Directors' Plan, a total of 500,000 shares of common stock has been reserved for the grant of nonstatutory stock options to nonemployee directors of the Company. Options granted under the Director's Plan shall be immediately vested and expire in five years from the date of grant.

        - An increase of authorized shares of common stock to 75,000,000 shares and creation of newly undesignated preferred stock totaling 5,000,000 shares, contingent upon the approval of the reincorporation of the Company in Delaware and the closing of the Company's initial public offering.

                                   * * * * *

GATEFOLD COVER:


[Graphic:  Company logo together with "The Engine for E-Commerce"]



Inside Gatefold cover:


[Graphic: Depiction of first generation application server, labeled "Traffic Cop," which can only manage access to centralized corporate resources]



Inside front cover:


[Graphic: Depiction of next generation transactional application servers, labeled "Digital Emissary," which allows companies to integrate processing across organizational boundaries]



p. 39:

[GRAPHIC: Depiction of PowerTier for EJB with two businesses communicating to each other through the firewall by using the PowerSync feature]



Back Inside cover:

[Graphic: brief descriptions of four case studies, describing customers' use of PowerTier]

                                Persistence Logo

     UNTIL                , 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Persistence in connection with the sale of common stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

                                                                AMOUNT
                                                              TO BE PAID
                                                              ----------
Securities and Exchange Commission registration fee.........   $ 11,509
NASD filing fee.............................................      4,640
Nasdaq National Market listing fee..........................     95,000
Printing and engraving expenses.............................    135,000
Legal fees and expenses.....................................    350,000
Accounting fees and expenses................................    250,000
Blue Sky qualification fees and expenses....................      5,000
Transfer Agent and Registrar fees...........................     15,000
Miscellaneous fees and expenses.............................     33,851
                                                               --------
          Total.............................................    900,000

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "Delaware Law") authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article XIII of our certificate of incorporation (Exhibit 3.2) and Article VI of our bylaws (Exhibit 3.4) provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by Delaware Law. In addition, we have entered into indemnification agreements (Exhibit 10.11) with our officers and directors. The underwriting agreement (Exhibit 1.1) also provides for cross-indemnification among us and the underwriters with respect to matters specified in the agreements, including matters arising under the Securities Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since March 31, 1996, Persistence has sold and issued the following securities:

     1. On April 14, 1996, we sold 1,000 shares of Series B preferred stock to one accredited investor for aggregate consideration of $2,290.00.

     2. On November 27, 1996, we sold 1,484,716 shares of Series B preferred stock to one accredited investor for aggregate consideration of $3,399,999.64.

     3. On June 10, 1997, we sold 4,000 shares of Series B preferred stock to one accredited investor for aggregate consideration of $9,160.00.

     4. On December 31, 1997, we sold 431,965 shares of Series C preferred stock to one accredited investor for aggregate consideration of $1,999,997.95.

     5. On August 13, 1998 we sold an aggregate of 1,112,312 shares of Series C preferred stock to 12 accredited investors for aggregate consideration of $5,150,004.56.

     6. On February 19, 1999, we sold 560,748 shares of Series D preferred stock to one accredited investor for aggregate consideration of $3,000,001.80 and 90,300 shares of common stock to the same accredited investor for aggregate consideration of $148,995.

     7. On March 29, 1999, we sold 214,953 shares of Series D preferred stock to two accredited investors for aggregate consideration of $1,149,998.55.

     8. Since March 31, 1996, we have issued stock purchase rights to purchase an aggregate of 1,234,807 shares of common stock under the 1994 Stock Purchase Plan and 1997 Stock Plan to our employees, directors and consultants.

     9. Since March 31, 1996, we have issued options to purchase an aggregate of 2,368,597 shares of common stock under the 1997 Stock Plan to our employees, directors and consultants.

     The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. In addition, the issuances described in Item 9 were deemed exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution of securities and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS


    EXHIBIT
    NUMBER                            DESCRIPTION
    -------                           -----------
     1.1*     Form of Underwriting Agreement (subject to negotiation).
     3.1*     Amended and Restated Articles of Incorporation of
                Persistence.
     3.2*     Amended and Restated Certificate of Incorporation of
                Persistence (as proposed).
     3.3*     Amended and Restated Bylaws of Persistence.
     3.4*     Amended and Restated Bylaws of Persistence (as proposed).
     4.1*     Specimen Stock Certificate.
     5.1      Opinion of Venture Law Group regarding the legality of the common stock being registered.
    10.1*     Form of Common Stock Purchase Agreement between Persistence and each of Christopher T. Keene and Derek P. Henninger.
    10.2*     Fifth Amended and Restated Investor Rights Agreement dated
                February 19, 1999 among Persistence and certain investors.
    10.3*     Fourth Amended and Restated Co-Sale Agreement dated February
                19, 1999 among Persistence and certain investors.
    10.4*     Form of Change of Control Agreement between Persistence and each of Alan Cohen, Mark Douglas, Erik Frieberg, Barry
                Goss, Christine Russell and Laurence Hootnick.

    EXHIBIT
    NUMBER                            DESCRIPTION
    -------                           -----------
    10.5*     1994 Stock Purchase Plan and Form of Common Stock Purchase
                Agreement.
    10.6*     1997 Stock Plan (as amended) and Forms of Stock Option
                Agreement and Common Stock Purchase Agreement.
    10.7*     1999 Employee Stock Purchase Plan and Form of Subscription
                Agreement.
    10.8*     1999 Directors' Stock Option Plan and Form of Option
                Agreement.
    10.9*     Lease dated June 12, 1991 between Persistence and Great
                American Bank (as amended).
    10.10+*   Settlement and License Agreement dated March 23, 1998
                between Persistence and Sun Microsystems, Inc.
    10.11*    Form of Indemnification Agreement between Persistence and
                officers and directors.
    21.1*     List of subsidiaries.
    23.1      Independent Auditors' Consent.
    23.2**    Consent of Attorney (See Exhibit 5.1).
    24.1*     Power of Attorney.
    27.1*     Financial Data Schedule.

-------------------------
*  Previously filed.
** To be filed by amendment.
+  Confidential treatment requested as to certain portions of this exhibit.

(b) FINANCIAL STATEMENT SCHEDULES

(1) Schedule II -- Valuation and Qualifying Accounts.

     Schedules not listed above have been omitted because the information required to be set forth in those schedules is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Mateo, State of California, on June 21, 1999.


                                          PERSISTENCE SOFTWARE, INC.

                                          By:        Christopher T. Keene*
                                             -----------------------------------
                                                    Christopher T. Keene
                                                    Chairman of the Board
                                                 and Chief Executive Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:


                  SIGNATURE                               TITLE                  DATE
                  ---------                               -----                  ----
Christopher T. Keene*                           Chairman of the Board and    June 21, 1999
---------------------------------------------    Chief Executive Officer
Christopher T. Keene                               (Principal Executive
                                                         Officer)

/s/ CHRISTINE RUSSELL                            Chief Financial Officer     June 21, 1999
---------------------------------------------    (Principal Financial and
Christine Russell                                  Accounting Officer)

Gregory Ennis*                                           Director            June 21, 1999
---------------------------------------------
Gregory Ennis

Jack Hancock*                                            Director            June 21, 1999
---------------------------------------------
Jack Hancock

William J. Harding*                                      Director            June 21, 1999
---------------------------------------------
William J. Harding

Laurence R. Hootnick*                                    Director            June 21, 1999
---------------------------------------------
Laurence R. Hootnick

Merritt Lutz*                                            Director            June 21, 1999
---------------------------------------------
Merritt Lutz

                  SIGNATURE                               TITLE                  DATE
                  ---------                               -----                  ----
Joseph P. Roebuck*                                       Director            June 21, 1999
---------------------------------------------
Joseph P. Roebuck

Jeffrey T. Webber*                                       Director            June 21, 1999
---------------------------------------------
Jeffrey T. Webber

         *By: /s/ CHRISTINE RUSSELL
  ----------------------------------------
              Christine Russell
              Attorney-in-Fact

INDEPENDENT AUDITORS' REPORT ON SCHEDULE

To the Board of Directors and Stockholders of Persistence Software, Inc.:

     Our audits of the consolidated financial statements of Persistence Software, Inc. (the Company) for the years ended December 31, 1996, 1997 and 1998 also included the financial statement schedule of the Company, listed in
Item 16(b). The financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP

San Jose, California
March 2, 1999

                                  SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS

                                  BALANCE AT
                                  BEGINNING     CHARGED TO COST    DEDUCTIONS/     BALANCE AT
                                  OF PERIOD      AND EXPENSES      WRITE-OFFS     END OF PERIOD
                                  ----------    ---------------    -----------    -------------
Year ended December 31, 1996
  Allowance for doubtful
     accounts...................   $25,000         $     --          $    --         $25,000
                                   =======         ========          =======         =======
Year ended December 31, 1997
  Allowance for doubtful
     accounts...................   $25,000         $131,000          $81,000         $75,000
                                   =======         ========          =======         =======
Year ended December 31, 1998
  Allowance for doubtful
     accounts...................   $75,000         $     --          $28,000         $47,000
                                   =======         ========          =======         =======

                                 EXHIBIT INDEX


    EXHIBIT
    NUMBER                             DESCRIPTION
    -------                            -----------
     1.1*      Form of Underwriting Agreement (subject to negotiation).
     3.1*      Amended and Restated Articles of Incorporation of
               Persistence.
     3.2*      Amended and Restated Certificate of Incorporation of
               Persistence (as proposed).
     3.3*      Amended and Restated Bylaws of Persistence.
     3.4*      Amended and Restated Bylaws of Persistence (as proposed).
     4.1*      Specimen Stock Certificate.
     5.1       Opinion of Venture Law Group regarding the legality of the common stock being registered.
    10.1*      Form of Common Stock Purchase Agreement between Persistence and each of Christopher T. Keene and Derek P. Henninger.
    10.2*      Fifth Amended and Restated Investor Rights Agreement dated
               February 19, 1999 among Persistence and certain investors.
    10.3*      Fourth Amended and Restated Co-Sale Agreement dated February
               19, 1999 among Persistence and certain investors.
    10.4*      Form of Change of Control Agreement between Persistence and each of Alan Cohen, Mark Douglas, Erik Frieberg, Barry Goss,
               Christine Russell and Laurence Hootnick.
    10.5*      1994 Stock Purchase Plan (as amended) and Form of Common
               Stock Purchase Agreement.
    10.6*      1997 Stock Plan (as amended) and Forms of Stock Option
               Agreement and Common Stock Purchase Agreement.
    10.7*      1999 Employee Stock Purchase Plan and Form of Subscription
               Agreement.
    10.8*      1999 Directors' Stock Option Plan and Form of Option
               Agreement.
    10.9*      Lease dated June 12, 1991 between Persistence and Great
               American Bank (as amended).
    10.10+*    Settlement and License Agreement dated March 23, 1998
               between Persistence and Sun Microsystems, Inc.
    10.11*     Form of Indemnification Agreement between Persistence and
               officers and directors.
    21.1*      List of subsidiaries.
    23.1       Independent Auditors' Consent.
    23.2**     Consent of Attorney (See Exhibit 5.1).
    24.1*      Power of Attorney.
    27.1*      Financial Data Schedule.


-------------------------
* Previously filed.

** To be filed by amendment.

+  Confidential treatment requested as to certain portions of this exhibit.